GOVERNMENT OF JAMAICA

This description of the Government of Jamaica is dated as of March 9, 2012 and appears as Exhibit (d) to the Government of Jamaica’s Annual Report on Form 18-K, as amended, to the US Securities and Exchange Commission for the fiscal year ended March 31, 2011.

EXCHANGE RATES

The following table shows exchange rate information for the selling of US dollars for the periods indicated. The Federal Reserve Bank of New York does not report a noon buying rate for the JA dollar. The official exchange rate published by the Bank of Jamaica for US dollars on March 7, 2012 was J$87.22 per US$1.00.

Foreign Exchange Rates

Year	Month	Average for Period(1)	End of Period	Percentage Change(2) (End of Period)
	(spot weighted average ask in J$ for US$)

2005		62.60	64.58	4.79
2006		65.98	67.15	3.98
2007		69.16	70.62	5.17
2008		73.36	80.47	13.95
2009		88.82	89.60	11.35
2010		87.34	85.86	(4.17)
2011		86.07	86.60	0.86
2012	January	86.79	86.83	0.27
	February	86.90	87.06	0.26

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior month.

Source: Bank of Jamaica.

PRESENTATION OF CERTAIN INFORMATION

All references in this annual report on Form 18-K to “Jamaica” and the “Government” are to the Government of Jamaica, unless otherwise indicated. All references to “JA dollars” and “J$” are to Jamaica dollars, all references to “US dollars” and “US$” are to the lawful currency of the United States of America, or US, and all references to “€” are to Euro. Historical amounts translated into JA dollars or US dollars have been converted at historical rates of exchange. References to annual periods (e.g., “2010”) refer to the calendar year ended December 31, and references to fiscal year or FY (e.g., “FY 2009/10” or “FY 2010/11”) refer to Jamaica’s fiscal year ended March 31. All references to “tonnes” are to metric tonnes. Jamaica publishes external economy information, such as external debt and goods and services exported, in US dollars. All international currencies, such as external debt denominated in Euro, are translated into US dollars. Domestic economy information is published by Jamaica in Jamaica dollars. The base year for gross domestic product data contained in this Form 18-K was changed in 2003 from 1986 to 1996. Components contained in tabular information in this annual report on Form 18-K may not add to totals due to rounding. The term “N/A” is used to identify economic or financial data that is not presented for a particular period because it is not applicable to such period and “n.a.” for economic or financial data that is not available.

Statistical information included in this report is the latest official data publicly available. Financial data provided may be subsequently revised in accordance with Jamaica’s ongoing maintenance of its economic data.

JAMAICA

Caribbean Sea
N
W
E
S
Montego Bay
Negril
Ocho Rios
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
CUBA
MEXICO
JAMAICA
Kingston
HAITI
DOM. REP.
Puerto Rico (U.S.)
BELIZE
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

Summary of Economic Information

	2006	2007	2008	2009	2010
	(in millions of US$, except where noted)
DOMESTIC SECTOR(1)
Nominal GDP	784,171.2	885,352.6	1,005,435.8	1,080,167.6	1,173,466.8
Nominal GDP(2)	11,881.4	12,812.6	13,698.0	12,164.0	13,441.8
Real Gross Domestic Product (J$ millions)(3)	756,132.8	766,972.0	760,895.1	737,442.2	726,840.4
Real GDP(2)	11,456.6	11,099.4	10,366.4	8,304.5	8,325.8
Percent Change in Real GDP	2.9	1.4	(0.8)	(3.1)	(1.4)
Real GDP per capita (J$/person)	283,930	285,959	282,608	273,248	268,623
Inflation
Consumer Price Index (Percent Change)	5.7	16.8	16.8	10.2	11.7
Interest Rates (Percent)(4)
Weighted Average Loan Rate	17.6	17.1	16.8	16.2	N/A
Weighted Average Deposit Rate	6.6	7.0	7.4	6.4	N/A
Treasury Bill Yield(5)	12.3	13.3	24.4	16.8	7.5
Unemployment Rate (Percent)(6)	10.3	9.7	10.6	11.4	12.4
EXTERNAL SECTOR
Average Annual Nominal Exchange Rate (J$/US$)	66.0	69.1	73.4	88.8	87.3
Export of Goods	2,133.6	2,362.6	2,743.9	1,387.7	1,370.4
Alumina	1,040.5	1,193.1	1,230.5	368.0	402.8
Sugar	89.7	100.3	104.3	72.3	44.2
Imports of Goods	5,077.0	6,203.9	7,546.8	4,475.6	4,629.4
Goods Balance	(2,943.4)	(3,841.3)	(4,802.9)	3,087.9	(3,259.0)
Current Account Balance	(1,182.9)	(2,038.2)	(2,793.9)	125.6	(978.6)
Net Foreign Direct Investments	796.8	751.1	1,360.7	479.8	169.8
Increase/(Decrease) in Reserves	230.2	(439.9)	(104.8)	43.6	(442.0)
Net International Reserves of the Bank of Jamaica	2,317.6	1,877.7	1,772.9	1,729.4	2,171.4
Weeks of Coverage of Goods Imports(7)	25.2	16.4	14.8	18.9	32.3
PUBLIC FINANCE (J$ millions)(8)
Revenue and Grants	211,364.5	252,140.7	276,199.8	300,200.1	314,558.5
Expenditure	248,011.7	294,279.6	351,521.4	421,458.5	388,768.0
Fiscal Surplus (Deficit)	(36,647.2)	(42,138.8)	(75,321.6)	(121,258.4)	(74,209.5)
Fiscal Surplus (Deficit) as a percent of Nominal GDP	(4.7)	(4.8)	(7.5)	(11.2)	(6.3)
Primary Surplus	61,170.7	59,584.6	49,983.6	67,457.2	54,145.2
Primary Surplus as a percent of Nominal GDP	7.8	6.7	5.0	6.2	4.6
Loan Receipts	161,297.2	135,240.3	212,148.6	299,599.6	212,968.9
Amortization	122,049.7	106,115.4	148,733.2	169,514.0	102,157.5
Overall Surplus (Deficit)	2,600.3	(8,472.1)	(11,906.2)	(8,827.2)	38,084.5
Overall Public Sector Surplus (Deficit)(9)	(72,025.4)	(67,500.0)	(87,251.1)	(138,990.5)	(124,553.9)
Overall Public Sector Surplus (Deficit) as a percent of Nominal GDP	(9.2)	(7.6)	(8.7)	(12.9)	(10.6)
PUBLIC DEBT
Domestic Debt (J$ millions)(10)	536,673.1	558,426.3	608,915.5	754,015.1	799,964.2
Percent of Nominal GDP	68.4	63.1	60.6	69.8	68.2
Public Sector External Debt	5,795.7	6,122.8	6,343.7	6,594.3	8,389.5
Percent of Nominal GDP	48.8	47.8	46.3	54.2	62.4
Total Public Sector Debt (J$ millions)	925,842.8	990,800.9	1,119,401.9	1,344,864.8	1,520,301.0
Percent of Nominal GDP	118.1	111.9	111.3	124.5	129.6
External Debt Service Ratio	9.4	12.2	11.0	9.6	11.7
TOURISM
Total Visitor Arrivals	3,015,899	2,880,289	2,859,534	2,753,446	2,831,297
Occupancy Rate (% Hotel Rooms)	62.8	63.2	60.4	59.0	60.5
Visitor Expenditures(11)	1,871.0	1,943.0	1,975.5	1,925.4	2,001.2

(1)	The gross domestic product series has been revised. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition, the base year has been changed from 1996 to 2003.
(2)	Calculated using the average annual nominal exchange rate.
(3)	At constant 2007 prices
(4)	Series discontinued after 2009.
(5)	Tenors of Treasury Bills are approximately 182 days.
(6)	Includes all persons without jobs, whether actively seeking employment or not. In 2003, three labor force surveys were conducted (in April, July and October). Four labor force surveys were conducted in each of 2005, 2006, 2007 and 2008 (in January, April, July and October).
(7)	Calculated on the basis of gross international reserves.
(8)	Fiscal year data from April 1 to March 31. For example, 2010 refers to the period April 1, 2010 to March 31, 2011.
(9)	Overall Public Sector comprises the central government, the Bank of Jamaica, governmental statutory bodies and authorities and government-owned companies.
(10)	Does not include contingent liabilities in the form of guarantees of certain obligations of public entities.
(11)	Estimate.

Source: Bank of Jamaica, Statistical Institute of Jamaica, Ministry of Finance and Planning and Jamaica Tourist Board.

JAMAICA

History

Originally settled by the Arawak Indians, Jamaica was first visited by Christopher Columbus in 1494 on his second voyage to the New World. Jamaica’s name derives from the Arawak word “Xaymaca,” which means “Land of Wood and Water.” In 1655 Admiral William Penn and General Robert Venables led a British force that conquered the island, ousting the Spaniards. Over the next 40 years, Jamaica became the stronghold of the Caribbean buccaneers who transformed Port Royal, then the island’s commercial center, into the richest city in the New World. The sugar industry, supported to a great extent by slaves transported from Africa until the abolition of slavery in 1834, formed the basis of the island’s economy. During its three centuries as a British colony, Jamaica was variously administered by a governor and a planter-controlled legislature, by British Crown Colony rule from London, England, and by limited representative government in the late 19th and early 20th centuries. The Government granted universal adult suffrage in 1944. From 1958 to 1961, Jamaica was a member of the now-defunct West Indies Federation, which encompassed all of Britain’s Caribbean colonies. Although plans for independence first appeared in the 1940s, internal self-government did not begin until 1959. On August 6, 1962, Jamaica became an independent country within the British Commonwealth.

The historical development of the island has influenced Jamaican national symbols. Jamaica’s flag, a diagonal cross of gold on a green and black background, represents the statement, “The sun shineth, the land is green and the people are strong and creative.” The national crest incorporates the original Arawak inhabitants with the legend “Out of Many, One People,” which reflects the country’s multiracial heritage. Jamaica’s reggae music enjoys international renown.

Territory and Population

Jamaica, the third largest island in the Caribbean Sea, is located 558 miles (898 kilometers) southeast of Miami, Florida, 90 miles (144.8 kilometers) south of Cuba and 100 miles (160.9 kilometers) southwest of Haiti. The island has an area of 4,411 square miles (11,420 square kilometers), and its highest point is the Blue Mountain Peak, which rises 7,402 feet (2,256 meters) above sea level. The capital city, Kingston, located on the island’s southeast coast, also serves as Jamaica’s major commercial center. The natural harbor in Kingston is the seventh largest in the world. The country’s second-largest city, Montego Bay, located on the island’s northwest coast, is Jamaica’s main center for tourism. See “The Jamaican Economy—Principal Sectors of the Economy—Tourism.”

From 2007 to 2011, Jamaica’s population grew at an average rate of approximately 0.4% per year. At December 31, 2011, Jamaica’s population was estimated at 2,711,100, a 0.2% increase over the December 31, 2010 population of 2,705,800. The last official census completed in 2001 indicated that 48.0% of Jamaica’s population lives in rural areas while 52.0% lives in urban areas. As of the date of this filing, we are undertaking an official census. The data collection phase of the census was completed on August 31, 2011. The data processing phase is now in progress. Challenges faced in the processing of data have resulted in a revision of the schedule for release of census results. Preliminary results are now expected by April 2012 and final results by September 2012. Jamaica’s official language is English, and a majority of the population speaks a dialect.

Society

Diverse religious beliefs are represented in Jamaica, although Christian denominations predominate. Other major religious groups include adherents to the Rastafari, Bahai, Islamic and Jewish faiths.

Jamaica’s educational system is based on the British system. The school system consists of a pre-primary cycle of two years, followed by a primary cycle of six years and a secondary cycle of five years. In some instances students pursue two years of additional secondary education. The Government of Jamaica has a policy designed to support the mandatory engagement of all children between the ages of three to 18 years in a meaningful learning process and in a structured and regulated setting. It addresses regular attendance at learning institutions for all children as well as exposure to both academic and vocational program at the secondary level. The HEART Trust/NTA is the facilitating and coordinating body for technical and vocational workforce development in Jamaica.

The Trust provides access to training, development of competence, assessment and certification to working age Jamaicans. It also facilitates career development and employment services island-wide. Training is provided both in the workplace (Enterprise-based), as well as through 28 formal Technical, Vocational and Educational Training (TVET) institutions and over 120 TVET special programs.

The educational system accommodates a variety of public and private schools. Post-secondary education is available to qualified candidates at community colleges, the University of Technology, University College of the Caribbean, Northern Caribbean University, International University of the Caribbean, the Jamaican campus of the University of the West Indies and several private off-shore universities.

In addition to the formal school system, Jamaica has an adult literacy program, which contributed to reducing the illiteracy rate from 32.2% in 1987 to 19.1% in 1999, according to a 1999 survey. No comparable survey has been undertaken since 1999. Data provided by UNESCO using the 1999 data estimates the 2009 literacy rate at 86.8%.

In 2010, the average number of unemployed persons was 154,700, an increase of 7.2% from 144,300 in 2009. The average unemployment rate was 12.4% in 2010, an increase from 11.4% in 2009. See “The Jamaican Economy—Employment and Labor.” The unemployment rate in Jamaica during the past six years has been relatively stable, ranging from a high of 12.4% in 2010 to a low of 9.7% in 2007. Recent macro- and micro-economic developments caused the unemployment rate to increase in 2011. Unemployment in 2011 was 12.7%.

The following table shows selected social indicators applicable to Jamaica for the five years ended December 31, 2010:

Social Indicators

	2006		2007		2008		2009		2010
Real GDP per capita(1)	J$	283,930	J$	285,959	J$	282,608	J$	273,248	J$	268,623
Perinatal Mortality Rate (per thousand)(2)		28.2		27.1		29.7		29.7		27.4

(1)	In constant 2007 prices.
(2)	Defined as deaths in government hospitals occurring anytime from 28 weeks of pregnancy until seven days after birth.

Source: Statistical Institute of Jamaica, Planning Institute of Jamaica and Ministry of Health—Information Unit.

Governmental Structure and Political Parties

The Jamaica (Constitution) Order in Council 1962, or the Constitution, is the supreme law of Jamaica and sets forth the basic framework and legal underpinnings for governmental activity in Jamaica. The Constitution came into effect when Jamaica became an independent country on August 6, 1962, and includes provisions that safeguard the fundamental freedoms of the individual. While a simple majority of Parliament can enact amendments to the Constitution, certain amendments require ratification by a two-thirds majority in both houses of Parliament, and amendments altering fundamental rights and freedoms require the additional approval of a national referendum.

Jamaica is a parliamentary democracy based upon the British Westminster model and is a member of the British Commonwealth. The Head of State is the British Monarch, who is represented locally by the Governor-General of Jamaica. Traditionally, the British Monarch appoints the Governor-General upon the recommendation of Jamaica’s Prime Minister. The actions of the Governor-General are, in most cases, of a purely formal and ceremonial nature. General elections are constitutionally due every five years, at which time all seats in the House of Representatives will be up for election. The Constitution permits the Prime Minister to call elections at any time within or shortly beyond the five-year period, consistent with the Westminster model.

National legislative power is vested in a bicameral Parliament composed of a House of Representatives and a Senate. The House of Representatives comprises 60 members elected by the people in the general elections. The Senate comprises 21 members appointed by the Governor-General, 13 of whom are appointed on the advice of the

Prime Minister and eight of whom are appointed on the advice of the Leader of the Opposition. The President of the Senate is elected by its members. The members of the House of Representatives select their own chairman, known as the Speaker. The Prime Minister, usually the member most likely to command the support of the majority of the members of the House of Representatives, is appointed by the Governor-General.

In addition to the national governing bodies, local government is administered through 12 parish councils and a statutory corporation that administers the Kingston and St. Andrew (KSAC) areas and the Municipality of Portmore. The results of the last local government election, which took place in December 2007, accorded the ruling Jamaica Labour Party, or JLP, nine of the 12 parish councils and the KSAC. Both the JLP and the People’s National Party, or PNP, shared the St. Ann Parish Council. The PNP won the Municipality of Portmore.

The principal policy-making body of the Government is the Cabinet, which is responsible for the general direction and control of Jamaica and whose members are collectively accountable to Parliament. The Cabinet consists of the Prime Minister and no fewer than 11 other members of the two Houses of Parliament. No fewer than two, and no more than four members must be selected from the Senate. The Governor-General appoints members of the Cabinet upon the recommendation of the Prime Minister.

The Jamaican judicial system is based on English common law and practice and consists of a Supreme Court, a Court of Appeal and local courts. Final appeals are made to the Judicial Committee of the Privy Council in the United Kingdom, or UK. A number of Caribbean nations, including Jamaica, are currently discussing the establishment of a Caribbean Court of Justice to replace the Judicial Committee of the Privy Council for those nations. Jamaica has signed an agreement to establish the Caribbean Court of Justice. In April 2005, Jamaica passed the Caribbean Court of Justice (Original Jurisdiction) Act 2005. The Act provides for the implementation of the provisions of the Agreement establishing the Caribbean Court of Justice in its original jurisdiction. The Caribbean Court of Justice, in its original jurisdiction, will hear and determine matters relating to the interpretation and application of the Revised Treaty of Chaguaramas establishing the Caribbean Community and Common Market.

Two major political parties dominate Jamaica’s political system. From Jamaica’s independence on August 6, 1962 until 1972, the JLP formed the government; then the PNP assumed power in 1972. In late 1980, the JLP returned to power until February 1989, when Michael Manley led the PNP to victory and became Prime Minister. In 1992, Prime Minister Manley resigned as Prime Minister and leader of the PNP and was succeeded by Percival James (“P. J.”) Patterson. The PNP won the 1993 general election and Mr. Patterson was returned as Prime Minister. In 1995, a former Chairman of the JLP formed a third political party, the National Democratic Movement. In the 1997 general election, the PNP won 51.7% of the votes cast, and P. J. Patterson returned to the office of Prime Minister. In March 2006, Prime Minister Patterson resigned as Prime Minister and leader of the PNP and was succeeded by Portia Simpson Miller.

In the September 3, 2007 general elections, the JLP won 49.98% of the votes cast, and Bruce Golding became Prime Minister. The changes in the leadership of the country had no material effect on the economy of Jamaica. On September 25, 2011, Mr. Golding announced that he would not be seeking re-election, and Andrew Holness succeeded Mr. Golding as Prime Minister and leader of the JLP on October 23, 2011.

Jamaica held its most recent general election on December 29, 2011. As a result of that election, the PNP won 53.0% of the votes cast, and Portia Simpson Miller became Prime Minister. The Jamaican Constitution requires that a general election be held every five years, at which time all seats in the House of Representatives will be up for election. Given that the last general election was December 29, 2011, an election is to be constitutionally held by December 2016. However, the Prime Minister is constitutionally permitted to call an election at any time before this date.

The following table shows the parliamentary electoral results for the past seven general elections:

Parliamentary Electoral Results

	1983(1)	1989	1993	1997	2002	2007	2011(2)
	(number of representatives)

People’s National Party	0	45	52	51	34	28	42
Jamaica Labour Party	60	15	8	9	26	32	21

(1)	The People’s National Party did not contest the 1983 election, and the eight opposition senators were appointed as independents by the Governor-General.
(2)	Following a Boundaries Revision exercise conducted between April 2008 and March 2010, the number of constituencies (parliamentary seats) was increased from sixty to sixty-three.

Source: Electoral Commission of Jamaica

In recognition of the jubilee year of Jamaican independence, the Administration of Prime Minister Simpson Miller has proposed to begin the process of detaching Jamaica from the British Monarchy and to have Jamaica become a republic with an indigenous president as its Head of State. An important agenda item for the Administration in this respect is to establish the Caribbean Court of Justice as its final appellate jurisdiction, replacing the Judicial Committee of the Privy Council. The Administration also intends to broaden and deepen Jamaican input into the regional integration movement. See “—International Relationships—Caribbean Community and Common Market (CARICOM).”

International Relationships

Jamaica maintains diplomatic relations with almost every nation in the world. Jamaica is a member of the United Nations and its affiliated institutions, including the Food and Agriculture Organization, the International Monetary Fund, the World Bank Group, the World Health Organization, the World Tourism Organization, the World Intellectual Property Organization (WIPO), the International Seabed Authority and the United Nations Environment Program. It is also a member of several other regional and international bodies, including the World Trade Organization (WTO); the African, Caribbean Pacific Group of States; the Association of Caribbean States; the Caribbean Community and Common Market (CARICOM); the Commonwealth; the Latin American Economic System; and the Organization of American States.

Jamaica is a signatory to the Cotonou Partnership Agreement and is also a beneficiary of the Caribbean Basin Economic Recovery Act and the Caribbean-Canada Trade Agreement (CARIBCAN). In addition, as a member of the United Nations bloc of developing countries known as the Group of 77, Jamaica is eligible for the Generalized System of Preferences. Jamaica is also a member of the Group of 15, a group of 18 states focused on cooperation among developing countries in the areas of trade, investment and technology.

Jamaica receives preferential tariff treatment on most of its products pursuant to, among others, the trade agreements described below.

WTO—Doha Development Round

Jamaica has been participating in the WTO’s Doha Development Round, aimed at further liberalizing trade at the global level, since it was launched in Doha, Qatar in 2001. These negotiations were scheduled to be concluded in 2005 but are currently at an impasse due to various unresolved issues. The eighth WTO Ministerial Conference (MC8) was held in Geneva, Switzerland from December 15-17, 2011. The Conference addressed issues under its existing mandate relating to: (1) the Importance of the Multilateral Trading System (MTS); (2) Trade and Development; and (3) the Doha Development Agenda (DDA). Among the decisions adopted that were of particular interest to Jamaica were those on the Work Programme on Small Economies and the Trade Policy Review Mechanism. The WTO is to continue with its regular work program throughout the year 2012 and also continue efforts to advance the Doha Development Agenda negotiations to the extent possible.

Caribbean Community and Common Market (CARICOM)

The Treaty of Chaguaramas establishing the CARICOM was signed in 1973 among 13 English-speaking Caribbean countries. These countries are: Antigua, The Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Jamaica, Montserrat, St. Kitts-Nevis-Anguilla, St. Lucia, St. Vincent and Trinidad and Tobago. The main focus of the Treaty has been to deepen economic integration and increase trade among CARICOM Member States. In pursuing these objectives, the Treaty made provisions for, inter alia:

•	the promotion of economic integration among CARICOM Member States, including the establishment of a common market regime and the integration of economic activities;

•	the coordination of CARICOM Member States’ foreign policies; and

•

the engagement of CARICOM Member States in functional cooperation activities aimed at improving the effectiveness and efficiency of certain common services, as well as the advancement of social, cultural and technological development.

The Treaty also created “Community Organs” to monitor the activities and initiatives mandated. Additionally, in fulfilling the provisions of the Treaty, CARICOM Member States established common institutions for the purposes of policy formulation and cooperation aimed at improving the provision of services such as education and health care. As well, CARICOM Member States have cooperated in other important areas such as labor, agriculture, transportation, communication, tourism and disaster preparedness.

Between 1997 and 2001, Member States negotiated a revision of the Treaty, based on recommendations made by the West Indian Commission in 1992, to expand the scope of the Common Market by establishing a single market and economy. Consequently, the Revised Treaty of Chaguaramas establishing the Caribbean Community including the CARICOM Single Market and Economy (CSME) was signed by the following Caribbean countries in July 2001: Antigua and Barbuda, The Bahamas, Barbados, Belize, Dominica, Grenada, Guyana, Jamaica, Montserrat, St. Kitts and Nevis, St. Lucia, St. Vincent and the Grenadines, Suriname and Trinidad and Tobago. Haiti later signed the Revised Treaty of Chaguaramas on July 2, 2002.

The Revised Treaty seeks to establish a common economic region among CARICOM Member States which would provide for the free movement of goods, services, people (to live, work and do business), capital, and technology, and would provide CSME nationals with the right to establish businesses and acquire property in any CARICOM Member State participating in the CSME. Additionally, the Revised Treaty provides for the harmonization of fiscal and monetary policies, including the establishment of a common currency. In January 2006, the implementation of the provisions of the CARICOM Single Market (CSM) was initiated by Jamaica, Barbados, Belize, Guyana, Suriname and Trinidad and Tobago, that is, the provisions enabling the free movement of goods, services, people and capital. Other Member States started the CSM implementation process in July 2006. The Bahamas, Haiti and Montserrat are members of the Caribbean Community but are not yet participating in the CSME. Whereas the CSME Member States have made progress in the implementation of the CSM, exploratory work is underway to inform the implementation of the CARICOM Single Economy (CSE) provisions, that is, the provisions for the harmonization of economic, fiscal and monetary measures and policies among Member States. In the meantime, negotiations are underway for a CARICOM Financial Services Agreement to remove all regulations, the existence of which negatively affects intra-CARICOM trade in financial services. Negotiations are also underway to complete a CARICOM Investment Code which will help to facilitate the establishment of a Community Investment Policy and creates a framework for the designation of CARICOM as a single investment location. In this context, the CARICOM Investment Code is to establish common standards of treatment for extra-CARICOM investors.

Jamaica remains committed to the mandate of the Revised Treaty of Chaguaramas. A 2009 Audit conducted by the CARICOM Secretariat indicates that Jamaica is far advanced in implementing its obligations under the Revised Treaty.

Caribbean-Canada Trade Agreement (CARIBCAN)

The CARIBCAN is an agreement entered into by Canada and the CARICOM countries in 1986. This agreement established a program for trade, investment and industrial cooperation, and features the unilateral extension by Canada of preferential duty-free access to the Canadian market for many imports from CARICOM countries. CARIBCAN’s basic objectives are to enhance the Caribbean region’s existing trade and export earnings, improve its trade and economic development prospects, promote new investment opportunities, and encourage enhanced economic integration and cooperation within the region. This program, after running its course for more than twenty years, has been slated to be replaced by the CARICOM-Canada Trade and Development Agreement, with reciprocal equal access for Canadian companies to the Caribbean market. The negotiations commenced in late 2009. Since 2009, there have been three rounds of negotiations between Canada and CARICOM with a view to convening a fourth round, but negotiations have not been concluded.

The Caribbean Basin Initiative

The Caribbean Basin Initiative, or CBI, which was initially launched in 1983 with the enactment of the Caribbean Basin Economic Recovery Act, was amended in 1990 to increase market access to the United States. The benefits under the CBERA are of indefinite duration. In 2000, the United States further expanded the CBI with the enactment of the Caribbean Basin Trade Partnership Act (CBTPA). The CBTPA provides preferential access for a number of products previously excluded from the CBI. The CBTPA, which was due to expire on September 30, 2010, was recently extended until September 30, 2020.

Generalized System of Preferences

Under the aegis of the United Nations Conference on Trade and Development, the Generalized System of Preferences was designed to afford developing countries preferential access for a wide range of their exports to the markets of developed countries. The Generalized System of Preferences is an export-promotion tool with the objectives of increasing the export earnings of developing countries, promoting industrialization in developing countries and accelerating the rate of economic growth in developing countries.

Cotonou Partnership Agreement

In February 2000, the European Union and the African Caribbean Pacific group of countries, or ACP, concluded negotiations for a new 20-year trade, industrial, financial and technical cooperation agreement. Jamaica ratified the new agreement, known as the Cotonou Participation Agreement, in February 2001 and, following ratification by 75% of ACP Member States and all EU members, the agreement formally entered into force on April 1, 2003. The agreement was reviewed in 2005 and 2010. The trade provisions of the Cotonou Partnership Agreement have been replaced by the CARIFORUM-EC Partnership Agreement, as described below.

The CARIFORUM-EC Partnership Agreement

The CARIFORUM-EC Economic Partnership Agreement (EPA) was signed by Jamaica and other CARIFORUM Countries, that is, other CARICOM countries and the Dominican Republic, in October of 2008. The duration of the EPA is indefinite, and provides exporters of most CARIFORUM-originated goods with duty-free and quota-free access to the EU market. The coverage of the agreement extends to include traditional exports, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free.

The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime which existed under the Cotonou Partnership Agreement ended on September 30, 2009. However, under the EPA, bananas from CARIFORUM countries enter the EU quota-free and duty-free, and since October 1, 2009, CARIFORUM sugar exporters have duty-free and quota-free access to the EU market under a managed system which will last until 2015, when the conditions will be removed. The agreement also requires the EU to remove restrictions on CARIFORUM’s services exports, beginning with the liberalization of 29 sectors and sub-sectors.

At the same time, the EPA requires Jamaica and other CARIFORUM countries to remove all tariffs/duties on 86.9% of the value of imports from the EU (90.2% of tariff lines) on a phased basis over a 25-year period.

The EPA establishes provisions to administer trade related issues between the parties. These trade-related issues are primarily in relation to agriculture and fisheries, sanitary and phyto-sanitary standards, customs and trade facilitation, investment facilitation, intellectual property rights management, competition policy administration, electronic commerce and personal data protection. The agreement goes further to provide for parties to undertake development cooperation in a number of areas, ranging from the development of supply-side capacity, including the development of trade-related infrastructure, to the enhancement of the tourism sector and culture cooperation.

The agreement is being provisionally applied by Jamaica.

THE JAMAICAN ECONOMY

General

Jamaica operates as a mixed, free market economy with state enterprises as well as private sector businesses. Major sectors of the Jamaican economy include agriculture, mining, manufacturing, tourism and financial and insurance services. As an open economy, Jamaica is well integrated into the global economy with intraregional trade contributing prominently to overall economic activity.

Since the early 1980s, successive governments have implemented structural reforms aimed at fostering private sector activity and increasing the role of market forces in resource allocation. During this period, a large share of the economy has been returned to private sector ownership through divestment and privatization programs in areas such as agriculture, tourism, transportation, banking, manufacturing and communications. See “—Privatization.” Deregulation of markets, the elimination of price subsidies and price controls and the reduction and removal of trade barriers have reduced or eliminated production disincentives and anti-export biases.

In the early 1990s, the reform process in Jamaica gained momentum with, among other developments, the liberalization of the foreign exchange market and the overhaul and simplification of the tax system. In addition to changes in personal income tax and corporate tax regimes, a number of indirect taxes were removed and replaced with a value-added tax. The Tax Administration Reform Project implemented in 1994 was aimed at broadening the tax base, facilitating voluntary compliance with the tax laws, improving the effectiveness of tax administration and tax collection and controlling tax evasion. To enhance compliance, Jamaica implemented a Tax Registration Number system aimed at broadening the tax base through the assignment of identification numbers to individuals and businesses. See “Public Finance—Tax Reform.”

In 2009, Jamaica introduced a new strategic plan for the country’s growth and development—Vision 2030 Jamaica. This strategic plan aims at enabling Jamaica to achieve developed country status by 2030, and is based on the following seven guiding principles: transformational leadership, partnership, transparency and accountability, social cohesion, equity, sustainability, and urban and rural development. Vision 2030 Jamaica seeks to redefine the strategic direction of Jamaica by moving from dependence on lower forms of capital, such as tourism and basic agricultural commodities, to higher forms of capital, such as cultural, human, knowledge and institutional capital stocks. Despite these prior initiatives, challenges for Jamaican business owners remain. See “—Principal Sectors of the Economy.”

The Administration of Prime Minister Simpson Miller remains committed to the framework of the Vision 2030 Jamaica national development plan, has declared its support for the Growth Inducement Strategy, which is the short-medium term elaboration of specific strategies consistent with the Vision 2030 framework, and has articulated the need for specific short-term emergency employment measures. The Administration plans to use state resources to stimulate employment through the Jamaica Emergency Employment Programme (JEEP) in the short and medium term. While the Administration’s policies are based on the principle that the private sector is a major participant in shaping the Jamaican economy, the Administration also believes that the Government must act to stimulate growth and to restore confidence in Jamaica during times of crisis. The Administration intends to use JEEP in a transparent and non-partisan manner to improve critical areas, such as the infrastructure and the environment, which it believes will support economic growth. The Administration has also announced its intention to pursue a tight fiscal policy, reduce Jamaica’s debt-to-GDP ratio, maintain the key macro-economic fundamentals; and be prudent in Jamaica’s debt management.

Impact of Global Economic Crisis

Beginning in the second half of 2007, the short-term funding markets in the United States encountered several issues, leading to liquidity disruptions in various markets. In particular, subprime mortgage loans in the United States began to face increased rates of delinquency, foreclosure and loss. These and other related events have had a significant adverse impact on the international economic environment, including the global credit, commodities and financial markets as a whole. Although Jamaica has limited exposure to subprime assets and financially distressed international financial institutions, the country was affected by the contraction of liquidity in the international financial markets, the volatility in commodity prices, and the contraction in growth in some of Jamaica’s most important tourism clientele and export markets. Gross domestic product, or GDP, contracted in 2009 and 2010 as compared to 2008, and 2009, respectively. In addition, continuing deteriorated market conditions have also had adverse effects on the Jamaican economy; however in 2010, certain sectors of the Jamaican economy experienced a recovery when compared to 2009. The adverse effects the continuing marketing conditions have had on the Jamaican economy include:

•	a decrease in exports and domestic demand in 2009, when compared to 2008; however in 2010, exports increased and domestic demand declined compared to in 2009;

•	a decrease in net foreign direct investment inflows; however, in the first quarter of 2011, foreign direct investment increased compared to the same period in 2010;

•	a decrease in tourist expenditures in 2009, when compared to 2008; however in 2010, tourist expenditures increased compared to 2009;

•	a decrease in remittances from Jamaicans living abroad in 2008 when compared to 2009; however in 2010, remittances from Jamaicans living abroad increased compared to 2009;

•

depreciation of the Jamaican dollar against the US dollar from J$80.47, as of December 31, 2008 to J$89.60 as of December 31, 2009; however, in 2010 the Jamaican dollar appreciated against the US dollar to 85.86 as of December 31, 2010;

•	a decrease in credit availability as financial intermediaries adopted more restrictive lending policies and access to foreign credit decreases; and

•

a decrease in the prices of international commodities, which specifically had an adverse effect on the production and prices of bauxite and alumina, in 2009; however in 2010, production of bauxite and alumina and the prices of alumina increased compared to 2009.

Beginning in the last quarter of 2008, the government took preventive fiscal and monetary actions in response to the then current adverse international economic environment. It announced that it had taken certain steps to address the impact of the global economic crisis. These steps included the following:

•	provision of support to the tourism sector to mitigate cash flow constraints and help sustain activity through the extension of credit lines, tax cuts and other mechanisms;

•

provision of liquidity to Jamaican financial institutions through the Bank of Jamaica, providing US$168.8 million in order to satisfy financial agreements related to payments on Government global bonds held with institutions abroad; this amount was repaid by September 30, 2010;

•	provision of support to small businesses through the extension of credit lines, tax cuts and other mechanisms;

•

provision of support to the productive and manufacturing sectors through the extension of credit lines, the temporary removal of Customs User Fees payable on capital goods and raw materials, tax cuts and other mechanisms;

•

entry into a US$300 million credit facility agreement with the Inter-American Development Bank (IADB) to provide loans to the productive sector through commercial banks and the Export-Import Bank, of which approximately only US$100 million was used; and

•	provision of support to individuals through an increase in the income tax threshold.

See “Public Finance—Tax Reform.”

IMF Standby Arrangement

In February 2010, Jamaica entered into a 27-month Standby Arrangement (SBA), with the International Monetary Fund (IMF) in the amount of SDR 820.5 million (approximately US$1.27 billion). Prior to the execution of the SBA, the Government had to take several actions, including adopting a tax policy package yielding approximately 2% of GDP; completing the Jamaica Debt Exchange (JDX); and reaching an agreement regarding the divestment of Air Jamaica, all of which the Government completed. See “ Public Sector Indebtedness—The Jamaica Debt Exchange,” “Public Finance—Tax Reform” and “The Jamaican Economy—Privatization.” The SBA supports Jamaica’s economic program aimed at restoring macroeconomic stability and creating conditions for improved growth. This program includes critical steps and policy reforms to tackle fiscal and debt imbalances and other underlying vulnerabilities. The program was designed to assist the country in the establishment of fiscal and debt sustainability over the medium term. As such, the program focuses on facilitating tax reform, rationalization of public bodies, rationalization of the public sector and reform of public financial systems.

To achieve these goals, the program focuses on a three-pronged strategy:

•	fiscal consolidation;

•	comprehensive debt management; and

•	reforms to further strengthen the financial system.

As part of the SBA, Jamaica undertook a structural reform agenda, which included reforms to fiscal institutions, public entities, debt management, and financial sectors. As part of these reforms Jamaica passed the Fiscal Responsibility Framework, launched its strategic and comprehensive domestic liability management program, and implement a variety of reforms impacting the financial system. See “—IMF Standby Agreement—Fiscal Consolidation,” “—IMF Standby Agreement—Comprehensive Debt Management,” and “—IMF Standby Agreement—Legal Reforms to Financial System.”

The SBA provided for eight reviews by the IMF Executive Board before its expiration in May 2012. The third review was completed in January 2011 and it was agreed that the fourth and fifth reviews would be combined and completed by June 2011. However, those reviews were not completed due mainly to concerns by the management and staff of the IMF that the fiscal consolidation and the achievement of structural benchmarks necessary to achieve the medium-term debt sustainability objective of the program were not taking place. Key fiscal indicators in FY 2010/11 fell short of the milestones that would have signaled satisfactory progress towards the program objectives. In this regard, the Primary Balance to GDP ratio was 4.5% relative to an IMF-SBA target of 4.7%. The Fiscal Deficit was, however, 6.2% of GDP relative to the SBA target of 6.4% of GDP. The deviation of the primary balance from target was plausibly—extreme weather, expenditure on a civil emergency, and complications surrounding the divestment of state assets. The effort that was made to contain the deviation would have supported a satisfactory review of performance up to March 2011. Nonetheless, in the absence of the scheduled reviews, no further performance targets were established to form the basis of further drawdowns. The SBA will therefore expire in May 2012, with only US$849.97 million in drawdowns (special drawing rights (SDR) 541.8 million). This has resulted in the non-disbursement of multilateral funding including US$220 million from the Inter-American Development Bank (IDB). Loan commitments from the IDB, the World Bank, and the Caribbean Development Bank under the original IMF SBA amounted to US$1.1 billion, compared to the actual drawdown of US$1.0 billion

On January 24, 2012, a team from the Western Hemisphere Department of the IMF ended a five-day visit to Jamaica. During that visit, the team shared with the Jamaican authorities concerns about the vulnerabilities of the Jamaican economy, against the background of higher risks from lower growth in the world economy as well as in the light of current realities in Jamaica; including a reduction in the primary surplus of the Government that was targeted for this fiscal year and a rise of the overall deficit of the public sector. The team noted that, based on current projections, the primary surplus would be approximately 1.5% of GDP below what was targeted in the budget, which the team interpreted to be an unsustainable position that would lead to a worsening of Jamaica’s already burdensome national debt. As a result, the Government has begun to work on a set of economic policies to address the risks posed by both the global environment and the worsening fiscal realities in Jamaica.

The Administration of Prime Minister Simpson Miller has announced a policy which includes reengaging the IMF for an Extended Fund Facility (an “EFF”) to replace the SBA. EFFs are typically three years in duration with the possibility of an extension into a fourth year. As with the SBA, the EFF would support Jamaica’s economic program aimed at restoring macroeconomic stability and creating conditions for improved growth. The repayment period would be longer for an EFF than the SBA, typically between 4 1/2 to 10 years. Each disbursement under an EFF is generally repaid in twelve equal semiannual installments. The EFF program is designed to support countries’ economic programs aimed at moving toward a stable and sustainable macroeconomic position consistent with strong and durable poverty reduction and growth. The Government is of the view that an effective program with the IMF, as well as robust partnerships with other international financial institutions, is an essential element in maintaining confidence domestically and internationally while undertaking the necessary economic reforms. The Government expects to begin negotiations during March 2012 with the IMF on such a successor agreement to the SBA.

Fiscal Consolidation

Jamaica committed to fiscal discipline by adopting a number of programs, the first of which is the Fiscal Responsibility Framework, or FRF. The FRF requires the Government to adopt a number of initiatives including the following:

•	preparing medium-term goals and explaining deviations, should there be any;

•	more comprehensive reporting in several areas and empowering the Financial Secretary to obtain fiscal information of all public sector entities;

•	strengthening accountability to Parliament in areas such as corporate plans and budgets of public bodies and increasing oversight of overall fiscal policy;

•	establishing quantitative ceilings on debt stock, fiscal balance and wages within a specific time frame (initially March 2016); and

•

requiring the Ministry of Finance and Planning to present to Parliament, at the time of the annual budget, a medium-term fiscal policy framework paper with plans and policies for developing the country.

The FRF is the centerpiece to a number of other initiatives aimed at achieving fiscal consolidation. These other initiatives include a medium-term expenditure framework, the establishment of a centralized treasury management system and the enhancement and consolidation of legislation governing debt management generally.

Comprehensive Debt Management

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the Jamaica Debt Exchange, or JDX, for domestic securities only. The results of the JDX revealed a participation rate of approximately 99.2% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

The immediate benefits of the JDX were the realignment of the domestic debt portfolio, which saw a significant reduction in maturities over the next three years; substantial cost savings through the reduction in the projected interest cost for FY 2010/11 of J$17.1 billon (i.e., US$190.7 million, or 15.2% of interest cost); extension of amortization equal to J$148.6 billion (or US$1.66 billion) in FY 2010/11; the creation of 25 new benchmark bonds in exchange for over 350 smaller and illiquid bonds; the removal of US Dollar Indexed Bonds and the introduction of new CPI-Indexed Bonds into the domestic portfolio; and an increase in the fixed rate component of the domestic debt portfolio. See “Public Sector Indebtedness—The Jamaica Debt Exchange.”

In addition to implementing the JDX, the Government has an on-going debt management strategy that includes the following:

•	increasing the fixed-rate proportion of the domestic debt stock;

•	reducing foreign currency domestic debt;

•	focusing on benchmark bonds to enhance liquidity;

•	continuing to develop the secondary capital market;

•	increasing the transparency and predictability of debt issuance and operations;

•	continuing to engage multilateral institutions and bilateral creditors; and

•	enhancing and consolidating legislation governing debt management generally.

Legal Reforms to Financial System

The Government plans to implement a variety of reforms impacting the financial system. These include the following:

•

introducing an omnibus banking law that will allow for more effective supervision of financial conglomerates, including harmonization of the prudential standards that apply to commercial banks, merchant banks and building societies;

•	amending the Bank of Jamaica Act to establish a legal framework to provide that the Bank of Jamaica have responsibility for overall financial stability;

•	reforming of deposit taking institutions to enhance capital rules to address market risks;

•	reforming of the securities dealer sector to strengthen its ability to withstand shocks going forward; and

•	continuing to strengthen the regulatory and supervisory framework of the securities dealer sector to enhance capitalization and margin requirements.

Repayment of funds disbursed under the SBA is slated to commence in June 2013, with the final payment occurring in February 2017. The executive board of the IMF concluded reviews of Jamaica’s economic performance under the SBA for the quarters ending March 2010, June 2010 and September 2010. Completion of these reviews enabled the immediate disbursement of additional amounts under the SBA, bringing total disbursements under the arrangement to SDR 541.8 million (about US$849.97 million) as of May 2011. Reviews of Jamaica’s economic performance by the IMF for the quarters ending December 2010 and March 2011 were delayed over discussions on the medium-term fiscal program and, with the formal expiry of the SBA in May 2012, will not take place. Jamaica is continuing discussion with the IMF with respect to the medium term program in the context of an Article IV review and expects to begin negotiations during March 2012 on a successor arrangement to the SBA. See “—IMF Standby Arrangement.”

Gross Domestic Product

The Jamaican economy continued to be affected by the adverse effects of the global economic crisis and in that context gross domestic product, or GDP, declined by 1.4% in 2010 when compared with 2009. GDP declined by 3.1% in 2009 compared to 2008. The decline in 2010 was mainly the result of a 1.8% decrease in the goods producing sectors, and a 1.3% decline in the services sector. The decrease in the goods producing sectors was primarily a result of decreases in the mining and quarrying, the construction and the manufacturing sectors. The mining and quarrying sector declined by 4.3% in 2010 as compared to 2009, primarily due to a decline in bauxite and alumina. Alumina production fell from 1,773.6 million tonnes in 2009 to 1,590.7 million tonnes in 2010, a 10.3% decline. During the first quarter of 2010, gross value added for the mining and quarrying sector fell by 42.1% as the industry continued to feel the effects of the global economic recession. As global aluminum demand increased in the subsequent quarters of 2010, the sector experienced a significant improvement, increasing 1.4% in the second quarter, 30.3% in the third quarter and 22.4% in the fourth quarter. This contributed to the reopening of one of the three alumina plants that were closed during 2009 and a return to full capacity utilization in the bauxite industry. In 2010, manufacturing declined by 2.9% when compared to 2009, while the construction sector contracted by 1.0% compared to 2009. These decreases were also primarily a result of the slow pace of recovery in the global economy and contraction in domestic demand. The agriculture, forestry and fishing industry decline by 0.4% in 2010 when compared to 2009.

The decrease in the services sectors in 2010 was mainly due to decreases of 4.3% in electricity and water, 4.8% in finance and insurance services, 2.0% in the transport, storage and communication sector, 3.4% in wholesale and retail trade, 1.2% in real estate, renting and business activities, and 1.5% in other services, each as compared to 2009. These decreases were offset in part by increases in the hotels and restaurants sector in 2010 as compared to 2009. The finance and insurance sector was affected by the contraction in the local economy as well as the introduction of the JDX in the early part of 2010. The downturn in transport, storage and communication was caused primarily by declines in air and land transport as well as post and telecommunications. The increase in 2010 in the hotels and restaurants sector was primarily due to increased airlift, aggressive promotion, and discount pricing, as well as expanded room capacity.

GDP increased 1.6% during the first nine months of 2011 to J$553.4 billion as compared to J$545.0 billion during the same period in 2010, mainly as a result of increases in both the goods producing and services sectors of 4.6% and 0.6% respectively. During the first nine months of 2011, industries recording growth as compared to the same period in 2010 included the mining and quarrying sector, which grew by 24.8%, the agriculture forestry and fishing sector, which grew by 9.2%, manufacturing, which grew by 0.2%, electricity and water, which grew by 0.9%, construction, which grew by 0.6%, producers of government services, which grew by 0.2%, real estate renting and business activities, which grew by 0.4%, the hotels and restaurants sector, which grew by 4.4%, and transport, storage and communication, which grew by 0.1%. Value added for wholesale and retail trade; repairs and installation of machinery and other services remained relatively unchanged during the first nine months of 2011 as compared to the same period in 2010. The finance and insurance services sector, however, declined by 1.1% during the first nine months of 2011 as compared to the same period in 2010.

There are no commercial reserves of oil, gas or coal in Jamaica, and the country receives approximately 90.9% of its energy requirements from imported oil. Of the remaining 9.1% of Jamaica’s energy requirements, the country receives 7.4% from biomass, 1.0% from bioethanol, 0.4% from hydropower generation and 0.2% from wind and 0.1% from solar generation. The Government has been in negotiations with the governments of the Republic of Trinidad and Tobago and the Bolivarian Republic of Venezuela to have natural gas exported from each country to Jamaica. However, no agreements have been reached and no construction has begun of any natural gas import facilities. Increases in global oil prices may have a significant adverse effect on the Jamaican economy, particularly the competitiveness of the mining and quarrying and manufacturing sectors. Domestic energy output is limited to small hydropower plants, wood burning and the fiber left over from milled sugar cane. The main sources of imports of fuel are the Bolivarian Republic of Venezuela, the United Mexican States and the United States of America.

The pace of Jamaica’s economic growth has been impacted by the amount of government spending for interest payments. There has been, however, a declining trend in interest costs. In FY 2010/2011, interest payments accounted for 40.1% of total revenues and 10.5% of GDP. This compares favorably to FY 2009/10 when interest payments accounted for 62.9% of total revenue and 17% of GDP. Interest cost as a percentage of total revenues has averaged 49.5% over the last three years. This favorable outturn of declining interest costs to revenue is expected to continue through the medium-term, thus creating fiscal space to allow for improvements to infrastructure, increased economic efficiencies, and poverty reduction. See “Public Sector Indebtedness.”

The following table shows real GDP by economic sectors at constant 2007 prices for the five years ended December 31, 2010:

Sectoral Origin of Gross Domestic Product(1)

	2006		2007		2008		2009		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
	(in millions of J$ at constant 2007 prices, except percentages)

Agriculture, Forestry and Fishing:	44,503	5.9	40,895	5.3	38,369	5.0	43,929	6.0	43,746	6.0
Traditional Export Agriculture	7,916	1.0	7,365	1.0	6,366	0.8	7,078	1.0	7,627	1.0
Other Agricultural Crops and Post-Harvest Crop Activities	26,225	3.5	23,836	3.1	22,464	3.0	27,033	3.7	26,825	3.7
Animal Farming, Forestry and Fishing	10,361	1.4	9,694	1.3	9,538	1.3	9,819	1.3	9,293	1.3
Construction	61,078	8.1	63,829	8.3	58,992	7.8	55,873	7.6	55,314	7.6
Manufacture	67,026	8.9	67,821	8.8	67,454	8.9	64,241	8.7	62,347	8.6
Mining and Quarrying:	33,317	4.4	32,353	4.2	31,493	4.1	15,627	2.1	14,958	2.1
Bauxite and Alumina	32,083	4.2	30,957	4.0	30,286	4.0	14,485	2.0	13,655	1.9
Quarrying incl. Gypsum	1,234	0.2	1,396	0.2	1,207	0.2	1,142	0.2	1,303	0.2

Total Goods	205,924	27.2	204,898	26.7	196,308	25.8	179,671	24.4	176,365	24.3

Wholesale & Retail Trade; Repairs and Installation of Machinery	140,221	18.5	142,126	18.5	141,592	18.6	138,017	18.7	133,368	18.3
Electricity and Water Supply	24,359	3.2	24,494	3.2	24,715	3.2	25,247	3.4	24,159	3.3
Financial & Insurance Services	75,534	10.0	79,243	10.3	81,044	10.7	82,373	11.2	78,400	10.8
Producers of Government Services	94,870	12.5	96,150	12.5	96,288	12.7	95,822	13.0	95,940	13.2
Hotels & Restaurants	35,911	4.7	36,066	4.7	36,842	4.8	37,578	5.1	38,841	5.3
Real Estate, Renting & Business Activities	77,237	10.2	79,827	10.4	80,980	10.6	79,968	10.8	78,998	10.9
Transport, Storage & Communication	88,236	11.7	90,075	11.7	87,321	11.5	84,244	11.4	82,569	11.4
Other Services	49,020	6.5	49,967	6.5	50,463	6.6	50,448	6.8	49,677	6.8

Total Services	585,388	77.4	597,948	78.0	599,243	78.8	593,698	80.5	581,952	80.1

Less: Financial Intermediation Services Indirectly Measured (FISIM)	35,179	4.7	35,874	4.7	34,655	4.6	35,927	4.9	31,476	4.3

Gross Domestic Product	756,133	100.0	766,972	100.0	760,895	100.0	737,442	100.0	726,840	100.0

(1)	The Jamaican System of National Accounts has undergone a comprehensive revision. The revision included: (1) the compilation of the national accounts in line with the United Nations System of National Accounts 1993 (1993 SNA); (2) incorporation of new and revised data into the estimates; (3) revision of the national accounts classification of industries; and (4) rebasing of the constant price estimates from 1996 to 2003.

Source: Statistical Institute of Jamaica.

The following table shows the rate of growth of real GDP by economic sectors at constant 2007 prices for the five years ended December 31, 2010:

Rate of Growth of Real GDP by Sector(1)

	2006	2007	2008	2009	2010
	(%)

Agriculture, Forestry and Fishing:	20.0	(8.1)	(6.2)	14.5	(0.4)
Traditional Export Agriculture	72.5	(7.0)	(13.6)	11.2	7.8
Other Agricultural Crops and Post-Harvest Crop Activities	14.3	(9.1)	(5.8)	20.3	(0.8)
Animal Farming, Forestry and Fishing	8.3	(6.4)	(1.6)	2.9	(5.4)
Construction	(3.7)	4.5	(7.6)	(5.3)	(1.0)
Manufacture	(1.9)	1.2	(0.5)	(4.8)	(2.9)
Mining and Quarrying:	0.7	(2.9)	(2.7)	(50.4)	(4.3)
Bauxite and Alumina	1.3	(3.5)	(2.2)	(52.2)	(5.7)
Quarrying incl. Gypsum	(13.1)	13.1	(13.5)	(5.4)	14.1

Total Goods	2.0	(0.5)	(4.2)	(8.5)	(1.8)

Wholesale & Retail Trade; Repairs and Installation of Machinery	2.3	1.4	(0.4)	(2.5)	(3.4)
Electricity and Water Supply	3.2	0.6	0.9	2.2	(4.3)
Financial & Insurance Services	2.6	4.9	2.3	1.6	(4.8)
Producers of Government Services	0.4	1.3	0.1	(0.5)	0.1
Hotels & Restaurants	10.0	0.4	2.1	2.0	3.4
Real Estate, Renting & Business Activities	1.9	3.4	1.4	(1.2)	(1.2)
Transport, Storage & Communication	4.2	2.1	(3.1)	(3.5)	(2.0)
Other Services	5.3	1.9	1.0	0.0	(1.5)

Total Services	3.0	2.1	0.2	(0.9)	(2.0)

Less: Financial Intermediation Services Indirectly Measured (FISIM)	(0.5)	2.0	(3.4)	3.7	(12.4)

Gross Domestic Product	2.9	1.4	(0.8)	(3.1)	(1.4)

(1)	The Jamaican System of National Accounts has undergone a comprehensive revision. The revision included: (1) the compilation of the national accounts in line with the United Nations System of National Accounts 1993 (1993 SNA); (2) incorporation of new and revised data into the estimates; (3) revision of the national accounts classification of industries; and (4) rebasing of the constant price estimates from 1996 to 2003.

Source: Statistical Institute of Jamaica.

The Petrocaribe Agreement

On August 23, 2005, Jamaica entered into the Petrocaribe Energy Cooperation Agreement (the Petrocaribe Agreement), with the government of the Bolivarian Republic of Venezuela, effective as of June 29, 2005, for an automatically renewable one-year term. The Petrocaribe Agreement has been renewed annually since 2005. Under the arrangement, Venezuela has agreed to make available to Jamaica a portion of the value of Jamaica’s purchases of oil as a concessionary loan facility, the terms of which are determined by the prevailing price per barrel of oil internationally. Currently, with the price of oil averaging more than $100 per barrel, the amount of concessionary financing available is sixty percent 60% of the value of purchases, which is to be repaid over 25 years, including a two-year grace period, at an interest rate of 1.0%. The terms of the Petrocaribe Agreement limit the concessionary flows to the purchase of a maximum of 23,500 barrels per day (23,500 Bbl/day) of crude oil, refined products and liquefied petroleum gas (LPG) or its energy equivalents, supplied directly to Jamaica for its internal consumption. Prices for products are based on prevailing rates in the international oil market and deliveries to Jamaica are subject to the commercial policies and practices of Petroleos de Venezuela S.A., or PDVSA. Jamaica has the option of providing alternative forms of payments through goods and services. The Petrocaribe Agreement may be modified or terminated by Venezuela upon 30 days’ written notice to Jamaica.

In 2006, Parliament authorized the establishment of the Petrocaribe Development Fund to undertake the following activities in relation to the Petrocaribe Agreement:

•	manage loan proceeds that flow to Jamaica;

•	provide financing for approved projects and receive loan repayments from borrowers; and

•	meet debt service obligations to Venezuela arising from the Agreement.

At March 31, 2011, the loan proceeds to the Petrocaribe Development Fund totaled US$1,431 million.

Revitalization of downtown Kingston

The Urban Development Corporation of Jamaica, or UDC, is in the process of preparing a redevelopment plan for downtown Kingston. This envisages various projects being implemented on a phased basis in keeping with Vision 2030 Jamaica, which seeks to position Jamaica as a place of choice to live, work, raise families and do business. As part of this plan, the UDC has been actively engaging public and private sector entities to invest in downtown Kingston.

Arising out of these efforts, telecommunications company Digicel has started the construction of its group headquarters in Kingston. Digicel is incorporated in Bermuda but has its head offices in Jamaica. Digicel’s decision to relocate from offices in New Kingston to downtown Kingston is expected to have significant direct and indirect effects on the downtown Kingston redevelopment effort. One of the direct consequences will be the addition of approximately 1,000 working professionals and expatriates to the downtown Kingston area each day. This will result in an increased demand for support services such as banking, restaurants and other retail services. Even prior to the completion of the building of its headquarters, Digicel has already invested over J$170 million to renovate the Coronation Market (the largest of its kind in Jamaica) and has committed to spending even more in the downtown Kingston market district.

Principal Sectors of the Economy

Tourism

The tourism industry is the leading gross earner of foreign exchange for Jamaica and makes a significant contribution to employment. Tourism accounted for 39.1% of gross foreign exchange earnings from the productive sector in 2010. In 2010, the accommodation sub-sector alone employed approximately 37,018 persons. Visitor arrivals in Jamaica have increased in the last decade, from 2,231,765 million visitors in 2000 to 2,831,297 million visitors in 2010. Total visitors’ accommodation has also grown during the last decade to 28,374 rooms in 2009 from 26,360 rooms in 2000.

During 2010, visitor arrivals increased 2.8% to 2,831,297 in 2010, from 2,753,446 in 2009. Visitor arrivals increased mainly due to increases in the frequency of flights and number of routes provided by airlines during the year, Governmental support of increased marketing, the private tourism industry offering attractive rates, continued advertising and an increase in hotel occupancy in an environment with increased hotel capacity. In 2010, stopover arrivals to Jamaica increased by 4.9% to 1,921,678 from 1,831,097 in 2009. This increase was partially offset by a 1.4% decline in the number of cruise passengers to 909,619 from 922,349 in 2009. The main factors that can be identified as having had a positive impact on Jamaica’s stopover arrivals during 2010 were the aggressive thrust to maintain the current airlift capacity and initiate new gateways to the island, Governmental support of increased marketing, as well as the private industry offering attractive pricing for air travel, hotels and vacation packages.

During 2009, visitor arrivals decreased 3.7% to 2,753,446 in 2009, from 2,859,534 in 2008. This follows a decline of 0.7% to 2,859,534 in 2008 compared to the 2,880,289 in 2007. The decline in 2009 in visitor arrivals was primarily a result of a 15.6% decrease in cruise passengers, which was offset in part by an increase in stopover visitors. The number of cruise passengers declined due to the global economic slowdown. Stopover arrivals to Jamaica increased by 3.6% to 1,831,097 in 2009 from 1,767,271 in 2008.

During 2008, visitor arrivals decreased 0.7%, from 2,880,289 in 2007 to 2,859,534 in 2008. This follows a decline of 4.5% to 2,880,829 in 2007 compared to an all-time high of 3,015,899 in 2006. The decline in 2008 in visitor arrivals was primarily a result of a decrease in cruise passengers, which was offset in part by an increase in stopover visitors. The number of cruise passengers declined due to the global economic slowdown. Stopover arrivals to Jamaica increased by 3.9% from 1,700,785 in 2007 to 1,767,271 in 2008. The increases in stopover arrivals in each of 2009 and 2008 were a result of a combination of factors, including Government support of increased marketing and the private tourism industry offering attractive rates.

For the first ten months of 2011, total visitor arrivals were 2,462,555, an increase of 6.5% compared to the same period of 2010; stopover arrivals totaled 1,614,318, a 1.8% increase over the same period in 2010; and cruise passengers totaled 848,237, an increase of 16.9% compared to the same period of 2010. The number of cruise passengers increased mainly due to the opening of the new cruise ship pier in Falmouth Trelawny. The increases in stopover arrivals in the ten months of the year reflect the results of the continuing wide-ranging marketing and sales activities Jamaica has embarked upon to encourage travel from Jamaica’s major tourist markets—the United States and Canada—as well as attractive pricing offered by the private tourism industry. In addition, Jamaica continued to secure adequate airlift out of major airport hubs allowing more visitors easy access to the destination. Currently 31 airlines fly into Jamaica including Air Canada, American Airlines, British Airways, Continental Airlines, Delta Airlines, Jet Blue and Virgin Atlantic Airlines.

The United States, Jamaica’s major tourist market, accounted for 64.7% of total stopover visitors in 2010, compared to 64.1% in 2009. Jamaica’s share of visitors from Canada has grown to 16.9% a share in 2010 from 15.9% in 2009. Jamaica’s share of visitors from Europe decreased to 14.1% in 2010 from 15.1% in 2009. Average hotel room occupancy was 60.5% in 2010, 59.0% in 2009, 60.4% in 2008, 63.2% in 2007 and 62.8% in 2006. Approximately 54.7% of hotel rooms in Jamaica are in the all-inclusive hotel category. In 2010, the average room occupancy rate of all-inclusive hotels was 67.4%. Three hotel chains—Sandals Resorts International Limited, SuperClubs and RIU Resorts—operate the majority of the all-inclusive rooms.

Investment in visitor accommodation is growing as a number of major hotel projects reached completion, mainly along the North Coast of Jamaica from Negril to Ocho Rios. In 2008, the following properties were opened: Grand Palladium—Fiesta Resort with 1,056 rooms in Lucea, the second Iberostar property—Iberostar Suites Rosehall—with 273 rooms, and the fourth Riu property—Riu Mahoe Bay—with 681 rooms in Montego Bay. The Palmyra Resort & Spa at Rose Hall, which began construction in 2005, opened the first phase with 299 rooms in December 2009. During 2010, the Secrets Wild Orchid and Secrets St. James properties were opened in Montego Bay, each with 350 rooms. Excellence Resorts plans to construct four hotel properties with a total of 1,650 rooms in Trelawny.

In September 2006, the Government and Tavistock Group entered into a joint venture agreement for the development of the US$2.5 billion Harmony Cove Resort in Trelawny. Construction on the first phase of the project is scheduled to begin in 2013 with a budget over US$800 million and take approximately three years to complete. The entire project is expected to be completed within the next 10 years. At completion, the resort is expected to include several luxury hotels and residences.

Total new investment in the sector is expected to be in the range of US$900 million to US$1.0 billion, excluding the cost of land acquisition. Some 8,000 rooms are expected to be constructed. However, in light of the current economic environment, the timeframe is under review.

The following table shows the number of visitor arrivals for the first ten months of 2010 and 2011:

	2010	2011	% Change
Foreign Nationals	1,467,924	1,495,342	1.9
Non-resident Jamaicans	118,588	118,976	0.3

Total Stopover Visitors	1,586,512	1,614,318	1.8
Cruise Passengers	725,782	848,237	16.9

Total Visitors	2,312,494	2,462,555	6.5

Average Length of Stay (nights)	8.8	8.7	(1.1)

Source: Jamaica Tourist Board.

The following table shows the number of visitor arrivals for the five years ended December 31, 2010:

Visitor Arrivals

	2006	2007	2008	2009	2010	% Change
Foreign Nationals	1,578,207	1,573,267	1,623,675	1,683,846	1,768,810	5.0
Non-resident Jamaicans	100,698	127,518	143,596	147,251	152,868	3.8

Total Stopover Visitors	1,678,905	1,700,785	1,767,271	1,831,097	1,921,678	4.9
Cruise Passengers	1,336,994	1,179,504	1,092,263	922,349	909,619	(1.4)

Total Visitors	3,015,899	2,880,289	2,859,534	2,753,446	2,831,297	2.8

Average Length of Stay (nights)	9.8	9.6	9.3	9.2	9.0	(2.2)

Source: Jamaica Tourist Board.

The following table shows the number of stopover visitors by country of origin for the five years ended December 31, 2010:

Stopover Visitors by Country of Origin

	2006	2007	2008	2009	2010	% Change 2010 vs. 2009

United States	1,190,721	1,132,532	1,150,942	1,172,844	1,242,943	6.0
United Kingdom and Ireland	178,429	189,597	191,867	187,350	187,092	(0.1)
Other European	77,645	99,297	92,833	89,449	84,223	(5.8)
Canada	153,569	190,650	236,193	290,307	325,191	12.0
Caribbean	55,948	62,967	67,231	65,333	58,299	(10.8)
Latin America	11,101	12,169	16,122	14,492	13,442	(7.2)
Japan	3,755	3,049	2,846	2,511	1,950	(22.3)
Other	7,737	10,524	9,237	8,811	8,538	(3.1)

Total	1,678,905	1,700,785	1,767,271	1,831,097	1,921,678	4.9

Source: Jamaica Tourist Board.

The following table shows the percentage hotel room occupancy for the five years ended December 31, 2010:

Hotel Room Occupancy

	2006	2007	2008	2009	2010
	(%)

Kingston and St. Andrew	58.2	61.2	56.9	46.2	41.8
Montego Bay	63.0	59.1	59.7	60.2	61.2
Ocho Rios	65.1	67.4	68.0	64.9	66.0
Port Antonio	23.1	16.3	12.5	21.1	10.0
Mandeville	55.9	52.0	58.2	45.4	49.8
Negril	64.1	65.7	54.9	57.3	61.7

Total	62.8	63.2	60.4	59.0	60.5

Source: Jamaica Tourist Board.

The following table shows estimated visitor expenditure for the five years ended December 31, 2010:

Estimated Visitor Expenditure

	Stopover US$ per person per day	Cruise US$ per passenger per day	Total Visitor Expenditure US$ Million	Visitor Expenditure % Change From Prior Year
2006	110.6	88.9	1,871.0	21.1
2007	114.5	97.2	1,910.1	2.1
2008	119.5	94.2	1,975.5	3.4
2009	114.0	83.4	1,925.4	(2.5)
2010	115.7	87.4	2,001.2	3.9

Source: Jamaica Tourist Board.

In 2010, the total visitor expenditure increased 3.9% to US$2,001.2 million from US$1,925.4 million in 2009. This increase was primarily attributable to an increase in the stopover arrivals category of visitors along with an increase in the average expenditure per person per night for this category of visitor. The average expenditure per person per night increased to US$115.7 in 2010 from US$114.0 in 2009. During the first three months of 2011, provisional estimates of total visitor expenditure increased by 3.1% when compared to the same period in 2010.

Infrastructure

Since 2002, Jamaica has made progress on the Highway 2000 project, a joint public-private sector project. Once completed, this multi-lane motorway will connect the capital of Kingston in the southeast of Jamaica with the tourism centers of Montego Bay in the northwest and Ocho Rios in the center of northern Jamaica and will cover approximately 230 kilometers (or 144 miles). The developers, through National Road Operating and Constructing Company Limited (NROCC), are authorized by the Minister of Transport and Works through a 35-year concession agreement for the project to levy, collect and retain tolls in connection with the project.

The project will be completed in two phases. TransJamaican Highway Limited, a project company jointly owned by Bouygues Travaux Publics S.A. and Autoroutes du Sud de la France, was hired to design, construct, finance, operate and maintain the first phase of the project (Phase 1). Phase 1 was commenced in 2002.

Phase 1 is made up of three separate sub-projects:

•

Phase 1A was completed in July 2006 at a cost of approximately US$240 million and includes the construction of a four lane tolled motorway from Mandela Highway to Sandy Bay as well as a six lane highway connecting Kingston to Portmore. This phase also includes the construction of three new toll plazas.

•

Phase 1B commenced in February of 2011 and involves the construction of an additional 10.5 kilometers of roadway from Sandy Bay to May Pen. This phase is expected to cost approximately US$142.3 million. The project is funded by IADB, International Finance Corporation, the European Investment Bank (EIB) and Société de Promotion et de Participation pour la Coopération Economique S.A.

•	Phase 1C—The developer has an option to construct Phase 1C which will extend from May Pen to Williamsfield.

The second phase of the project (Phase 2) includes two sub-projects :

•

Phase 2A commenced in 2007 at a cost of US$124 million and involves design, specification, construction, completion, operation and maintenance of a toll road extending between Bushy Park Junction and Ocho Rios, including construction of the Mt. Rosser Bypass leg of the Highway which stretches from Linstead to Moneague. This phase is expected to be completed in 2013.

•	Phase 2B design, specification, construction, completion, operation and maintenance of a toll road extending between Williamsfield and Montego Bay.

Jamaica and the Export-Import Bank of China signed a Preferential Buyer Credit Loan Agreement for the sum of US$58.1 million on February 3, 2010. The purpose of the Loan is to repair and secure the degraded shoreline of the Palisadoes Peninsula in Kingston and to protect the Kingston Harbour from potential storm surges. The Project was started in September 2010 and, based on the present productivity level, the scheduled completion is now slated for completion in November 2012.

Additionally, Jamaica divested the Sangster International Airport in 2003 and upgrading work was completed in April 2009. In 2011, the Norman Manley International Airport improvement was completed, and included a new departures terminal, a new two-level pier fitted with jet loading bridges, upgrades to the arrivals terminal, car park and roadway upgrades, IT systems, operations, safety and security equipment upgrades, and electrical distribution systems upgrades. See “—Privatization.” Funding for these projects came from European Investment Bank (EIB) and the Caribbean Development Bank (CDB), as well as government funding from the Petrocaribe Development Fund, the Airport Improvement Fund (AIF) and equity and subordinated debt via the Airports Authority of Jamaica (AAJ).

In 2011, the construction of a cruise shipping pier at Falmouth was substantially completed and the Falmouth Cruise Ship Terminal became operational. The Port Authority of Jamaica is currently undertaking further construction and development of the Falmouth Cruise Ship Terminal. The Falmouth Cruise Ship Terminal is now capable of accommodating the Royal Caribbean Cruise Line’s Genesis class vessels which will represent the largest cruise ships in the world. Currently, there is no existing port facility in the region that has the capacity to accommodate a vessel of this class. The development concept proposed is aimed at recapturing the importance of the town of Falmouth which has historical importance as a port of call. Financing for the project was secured through an Eksport Kredit Fonden export credit supported loan from HSBC plc, London. See “Public Sector Indebtedness—External Debt.”

Potential future negative economic and other conditions in the United States and other countries may have an adverse effect on Jamaican tourism. Other factors that may affect the tourist industry include the availability of direct flights to and from the country, potential visitors’ perceptions of Jamaica’s crime rate, travel advisories issued by foreign authorities and development in other competing tourist destinations, including Mexico, the Dominican Republic, Florida, Cuba and other Caribbean destinations.

Jamaica has a Master Plan for Sustainable Tourism, which it adopted in 1998. The plan includes:

•	facilitating growth in selected areas;

•	enhancing the visitor experience through development of products from Jamaica’s culture;

•	creating heritage and diversified natural habitats; and

•	developing a model to foster more community involvement in the tourism sector.

Jamaica and the relevant members of the tourism sector have agreed upon the details of the Master Plan and its implementation. Jamaica believes that the implementation of the Master Plan will ensure Jamaica’s competitive position through product diversification and improvement, lead to the adoption of sound environmental practices and create opportunities to allow more Jamaicans to participate directly in the tourism sector. The implementation of the Master Plan will continue on an ongoing basis.

In December 2004, the Tourism Enhancement Act, 2004 was passed. This act provides for a Tourism Enhancement Fee (TEF) of US$10.00 and US$2.00 to be paid by incoming airlines and cruise ship passengers, respectively. Funds from the TEF are to be placed in a dedicated fund to be used solely for implementing the recommendations emanating from the Master Plan.

The tourism industry’s commitment to sound environmental practices was evidenced in 1998 by the selection of Jamaica as the pilot destination for the launch of the Green Globe Hotel Certification Program. The project was executed by the Environmental Audits for Sustainable Tourism initiative funded through the United States Agency for International Development, in collaboration with the Jamaica Hotels and Tourist Association. Through this program, environmental audits were conducted for twenty hotels and one tourism attraction. Four Jamaican hotels became the first in the world to attain Green Globe Certification.

Several tourism entities have implemented environment management systems (EMS), and there are approximately six Green Global certified entities in Jamaica. Many of the Green Globe certified companies in Jamaica are part of the Sandals Resorts and SuperClubs chains. Having an effective environmental management system is a mechanism for improving operation efficiency and cutting waste. It is a good way to not only improve the organization’s environmental performance, but also to save money. Participating entities often reduce operating costs, which can lead to increased profitability. Programs such as the Green Globe certification scheme are a useful way for companies to effectively demonstrate their corporate social responsibilities.

Jamaica is located within the Atlantic hurricane zone and, as a result, the island is subject to the effects of major hurricanes, particularly in key sectors of the economy such as agriculture, tourism and mining. The Government through its Office of Disaster Preparedness and Emergency Management (ODPEM) has initiated measures aimed at mitigating the effects of such major hurricanes on the island.

A vulnerability and capacity assessment of the tourism and agriculture sector is being undertaken by the ODPEM along with the key sector stakeholders. The ODPEM, with the support of its parent ministry, completed the National Hazard Mitigation Policy, which was approved by Cabinet on November 4, 2005, and is currently initiating the process of developing the strategies and action plan for the implementation of the Policy. The disaster management legislation, called the Disaster Preparedness and Emergency Management Act, has been reviewed with a view to strengthening it. The ODPEM will also be undertaking a review of the national Disaster Management Programme and the National Disaster Organization given the changing demands of disaster management locally and globally.

Mining and Quarrying

The mining and quarrying sector of the Jamaican economy, dominated by the bauxite and alumina industries, is the country’s largest export sector. Based on 2011 production data, Jamaica is the seventh largest producer of bauxite in the world. Mining and quarrying accounted for approximately 2% of Jamaica’s GDP in 2011 and recorded an estimated increase in real growth of 4.3% in 2011 compared to 2010. The sector accounted for approximately 45.1% of Jamaica’s exports of goods and services in 2011.

The improved global environment and the absence of major weather-related disruptions to production in 2011 led to an increase in bauxite production of 18.7% to 10,136,615 tonnes, while the export of crude bauxite also increased by 18.7% to 5,106,504 tonnes, each as compared to 2010. In 2011, the world aluminum industry continued to experience a recovery in demand and prices when compared to 2010. However, due to unfavorable market conditions, only one of the three shuttered Jamaican alumina plants remained open. Nevertheless, alumina production rose by 24% to 1,971,904 tonnes and exports of alumina rose 20.4% to 1,897,291 tonnes in 2011, as compared to 2010 due to the full-year operation at UC Rusal’s 650,000 tonne Ewarton Works alumina plant.

Results of operations of the bauxite and alumina industries are sensitive to fluctuations in global commodity prices. Foreign exchange earnings in the sector rose 36.9% to US$731.3 million in 2011, compared to US$534.3 million in 2010. The increase in foreign exchange earnings was mainly due to higher bauxite production and higher alumina prices in 2011, as compared to 2010. Earnings from bauxite exports increased 16.3% to US$139.7 million in 2011 from US$120.1 million in 2010, primarily due to the significantly increased export level of bauxite, as prices actually declined marginally as a result of new contract arrangements.

As a consequence of continued improvement in the global economic situation and the resulting improvement in aluminum demand and prices, the average export price of alumina from Jamaica was significantly higher in 2011 relative to the price in 2010 as global alumina prices are now based on a new system of indexation to the alumina spot market rather than to the 3-month aluminum London Metals Exchange (LME) price. The price of alumina exported from Jamaica increased by 18.6% to US$311.9 per tonne in 2011 from US$262.9 per tonne in 2010.

World aluminum consumption is projected to rise by 7% in 2012 to about 48.2 million tonnes with production expected to grow by about 6.8% to about 48.7 million tonnes. Alumina consumption is projected to grow by approximately 5% to about 95 million tones with production also reaching 95 million tones, or 6% above the 2011 level.

The Government continued work on a National Minerals Policy, which, among other things, is intended to effectively manage mineral resources and mineral-bearing lands from the pre-mining to the post-mining stage. The policy is also directed towards expansion, diversification (especially in the area of energy) and modernization of the minerals industry.

Jamaica believes that it has mineable bauxite reserves sufficient to last approximately fifty years under current expectations about mining practices and market demand. This estimate of reserves is based on a range of technological and economic factors, and is subject to revision from time to time. In addition, the cost of exploiting mineable reserves can vary significantly depending on such factors as the location and mineralogical character of the reserves and technological progress in the industry.

In September 2011, UC Rusal acquired the remaining 35% stake in Alumina Partners of Jamaica (“Alpart”) from Norsk Hydro ASA for US$46 million and the refinery is now wholly owned by its own reserve base as the company seeks to be self-sufficient in raw materials and as such is developing ways to resume production at the complex, which has been closed since 2009.

The following table shows the production, exports, prices and earnings of the bauxite and alumina sector for the five years ended December 31, 2011:

Bauxite and Alumina Sector

	2007	2008	2009	2010 (1)	2011 (2)

Bauxite
Production (tonnes)	14,567,739	14,636,097	7,815,119	8,539,853	10,136,615
Exports (tonnes)	4,451,640	4,429,313	3,196,331	4,303,442	5,106,504
Prices (US$ per tonne)(3)	25.4	26.1	29.0	27.9	27.4
Earnings (US$ million)(4)	115.4	115.5	92.8	120.1	139.7
Alumina
Production (tonnes)	3,940,589	3,995,358	1,773,567	1,590,659	1,971,904
Exports (tonnes)	3,896,058	4,034,558	1,883,934	1,575,312	1,897,291
Prices (US$ per tonne)(3)	308.6	310.8	202.8	256.9	311.9
Earnings (US$ million)(4)	1,202.2	1,253.8	382.1	404.7	591.7

Total Earnings (US$ million)	1,317.6	1,369.2	474.9	524.8	731.4

(1)	Revised.
(2)	Preliminary.
(3)	Average price received.
(4)	Includes exports of hydrate

Source: Jamaica Bauxite Institute.

Manufacturing

Real GDP for the manufacturing sector declined by 2.6% in 2010 following a decline of 5.0% recorded in 2009. The lower real GDP in 2010 was primarily due to lower value added recorded in the food, beverages and tobacco component of manufacturing which decreased 1.6% when compared to the value added recorded in 2009 and the other manufacturing component which decreased 4.0% when compared to the value added recorded in 2009. The sector’s performance accounted for 7.8% of Jamaica’s GDP in 2010.

During 2010, the manufacturing sector continued to operate in a challenging environment, and was affected by both demand and supply-side challenges. The demand side challenges that affected the manufacturing sector in 2010 were attributed to relatively weak consumer demand for locally produced manufactured goods associated with the economic recession. On the supply side, real value-added manufacturing was constrained by disruptions to manufacturing operations caused by the extended closure of some operations throughout the year and severe weather conditions.

In response to the global financial and economic crisis, the Government implemented the following initiatives in January 2009:

•	the temporary removal of the Customs User Fees payable on capital goods and raw materials;

•	a reduction in the time allowed for depreciating the cost of capital equipment from two years to one year; and

•	an adjustment in the procurement policy of the Government to provide a 10.0% margin of preference to Jamaican-owned companies.

See “The Jamaican Economy—Recent Economic Crisis.”

Vision 2030 Jamaica, the country’s strategic plan, includes a policy framework for the manufacturing sector. This framework focuses on transitioning to higher levels of productivity and value-added production using efficient and clean technologies and environmentally sustainable processes, as part of an enabling regulatory environment. The fundamental goal for the manufacturing industry is to achieve levels of productivity that will enable the manufacturing sector to compete successfully in domestic and export markets.

The Government intends to divest Clarendon Alumina Production Limited (“CAP”), a bauxite refiner wholly owned by Jamaica, in the current fiscal year.

Agriculture, Forestry and Fishing

During 2011, real value added for the Agriculture, Forestry & Fishing sector is estimated to have increased by 11.0% compared to 2010. This improved performance was primarily attributed to favorable weather conditions as well as the implementation of better farming practices as a result of the Production and Productivity Program implemented by the Ministry of Agriculture. The program is aimed at improving best practice methodologies among selected groups of farmers engaged in the production of a selected group of domestic crops. The program encourages the production of selected crops in areas that are best suited and by farmers who are willing to be trained to implement improved production practices.

The implementation of the second phase of the Agricultural Development Strategy, which began in 2006, continued in 2011. The strategy is aimed at transforming the agricultural sector by the year 2020 with the main focus being an increase in productivity. In addition, the Agriculture Sector Plan under Vision 2030 Jamaica was finalized in 2009 with a strategic framework that builds on Jamaica’s Agricultural Development Strategy. The Agriculture Sector Plan for Jamaica is one of the strategic priority areas of the Vision 2030 Jamaica—National Development Plan.

Since 1997, Jamaica has undertaken several initiatives to improve productivity and product quality while lowering production costs in the sugar and banana industries. In November 1997, Jamaica commenced a program to provide support to the local sugar industry following decades of financial losses in the industry. The critical points of the strategy are:

•	promotion of a sustainable private-sector led sugar cane industry;

•	promotion of a diversified industry having as its major outputs raw sugar, molasses, ethanol and bagasse, a by-product used in the production of electricity;

•	strengthening of the economy and social infrastructure of sugar-dependent areas; and

•	divestment of the publicly owned sugar estates, which annually generate over 70% of sugar production.

With respect to the banana industry, Jamaica participates in two externally supported projects that began in 1996: the United Kingdom/Northern Ireland/Jamaica Government project, aimed at reducing rejection due to peel scarring, and a European Union project, aimed at improving the competitiveness of the banana industry. Effective January 1, 2006, the European Union adopted a new “tariff-only” regime for bananas from countries that enjoy most favored nation status. The new regime also retains a duty-free annual quota for bananas originating in ACP countries so there has been no effect yet on Jamaica’s exports of bananas to the European Union. See “Jamaica—International Relationships—Cotonou Partnership Agreement.” Companies in the banana industry in Jamaica are also making efforts to increase competitiveness by diversifying and improving productivity. New products developed include banana-based drinks, banana flour and cereal products. Efforts to improve productivity include eliminating redundant labor and reducing labor costs through lower wage settlements. See “—Employment and Labor.”

The quantity of bananas produced in Jamaica was estimated at 46.6 tonnes in 2011 compared with 53.6 tonnes in 2010. This decline was due to the impact of Tropical Storm Nicole in September 2010. Export of bananas was minimal in 2011 with earnings of J$0.05 million. This was as a result of Hurricane Dean in August 2007, which destroyed approximately 85.0% of the existing crop and led to a temporary cessation of banana exports. Banana exports resumed in August 2008 but were again halted with the passage of Tropical Storm Gustav, which destroyed approximately 80.0% of the existing crop. These weather-related shocks led Jamaica’s largest exporter (Jamaica Producers), which accounts for 80.0% of banana exports, to make the decision to cease exports from Jamaica. In the absence of any significant export, the production of bananas continued to be influenced by local demand as well as demand for the value-added processed products.

Having divested the remaining three publicly owned sugar factories in 2010, the Government during 2011 continued the implementation of the Jamaica Country Strategy for the Adaptation of the Sugar Industry: 2006-2015. The key objective of this policy is the development of a sustainable private-sector led sugar cane industry by 2015. In support of the implementation of the Sugar Adaptation Strategy, the European Union agreed to provide financial assistance to the Government over the period 2006-2013, under the Accompanying Measures for Sugar Protocol Countries. In 2009, the European Union disbursed €6.1 million to the Government and the amounts disbursed in 2010 and 2011 were €11.6 million and €8.1 million, respectively.

The following table shows the production of selected agricultural products for the five years ended December 31, 2011:

Production of Selected Agriculture Products

	2007	2008	2009	2010	2011
	(in tonnes)

Sugar cane	1,968,009	1,652,047	1,334,579	1,390,084	1,518,339
Yams	113,124	102,284	124,516	136,785	134,619
Bananas(1)	17,473	39	45.3	53.6	46,660
Potatoes	33,531	30,725	42,937	45,734	57,424
Citrus	124,553	122,291	128,241	117,440	n/a
Coffee	15,117	9,035	12,456	9 121	8,099
Cocoa	1,915	1,015	1,108	1,368	498

(1)	Includes only export production data.

Source: Planning Institute of Jamaica.

Construction

Real GDP for the construction sector declined by 2.2% during 2010 when compared to 2009. This performance occurred against the background of the lingering effects of the global economic crisis on the economy. This decrease was attributed mainly to a decline in activities for building construction (the largest category within the sector) as well as building installation. The decline in these categories is primarily attributable to decreases in the number of private and public projects undertaken. The effects of the downturn outweighed the increases recorded for the civil engineering category, which benefitted from construction of the Falmouth Cruise Pier and increased expenditure by the Government in response to emergency work undertaken in 2010 in response to Tropical Storm Nicole.

Privatization

Jamaica’s privatization program commenced in the early 1980s with the divestment of public services and small entities such as garbage collection and sanitation services. Larger sales have included interests in the hotel sector, the National Commercial Bank, Telecommunications of Jamaica Limited, Air Jamaica Limited, Petrojam-Belize and the Caribbean Cement Company Limited. Jamaica has continued its program of privatization by divesting 80% of its interest in the power and energy company, Jamaica Public Service Company Limited, in 2001. The Government granted a concession for the management of the transhipment terminal of the Kingston seaport to APM Terminals and Amalgamated Stevedoring Co. Ltd., a consortium of foreign and local entities, in October 2001. The consortium assumed management of the terminal in February 2002. The contract expired in February 2009 and the terminal is now being managed by the Port Authority of Jamaica.

In connection with the privatization of Air Jamaica Limited in 1994, the Government retained ownership for its own account of 25.0% of the airline’s ordinary shares and ownership of an additional 5.0% of its ordinary shares, which the Government was contractually obligated to contribute to an employee share ownership plan. During the period of privatization, the Government provided US$169.0 million in loans and assistance to the airline. In December 2004, Jamaica purchased the remaining 75% of the ordinary shares for US$1.00 and converted approximately US$395 million, the total liabilities of Air Jamaica owed to the Government, into ordinary shares.

In the fiscal year 2007/2008, the decision was made to re-privatize the national carrier Air Jamaica Limited. To this end, the Government sought a divestment that achieved certain strategic objectives. On May 1, 2010, the Government entered into an agreement with Caribbean Airlines pursuant to which Caribbean Airlines obtained the routes of Air Jamaica and agreed to provide sustainable airlift to Jamaica. In return the Government acquired a 16% equity interest in Caribbean Airlines valued at US$28.5 million. The Government remains the owner of the remaining assets and liabilities of Air Jamaica. Under an agreement, Caribbean Airlines will lease some of these assets from Air Jamaica. The Government is liquidating the remaining assets of Air Jamaica as appropriate and will continue to service the liabilities.

Jamaica re-privatized the government-owned assets of the sugar cane industry in August 2011. A Sugar Cane Negotiating Team was appointed to oversee the divestment process by the Ministry of Agriculture and Cabinet. In July 2009, the team concluded the divestment of three of the six sugar estates—St. Thomas/Duckenfield, Long Pond and Hampden—for an aggregate sale price (for the factories) of US$2 million. The associated sugar cane lands were divested through 50 year leases. The Government signed an agreement in 2010 with Complant International Sugar Industry Co. Limited, a Chinese firm, for the sale of the three (Monymusk, Frome, and Bernard Lodge) remaining sugar factories and associated farmlands of the Sugar Company of Jamaica (SCJ) Holdings for US$ 9 million. Under the agreement, the firm is committed to investing some US$127 million during 2011-2013 on modernizing the factories. The firm is also investigating the feasibility of constructing a sugar refinery and ethanol plant.

During FY 2010/11, privatized the lands at Montpelier, St. James, and land and buildings at Ariguanabo. In January 2010, the sale of 525 acres of the Montpelier Citrus Company Limited lands was approved by the Cabinet. The land was sold for J$52 million to Ramble Enterprises Limited, a local company engaged in dairy farming.

In March 2010, the Cabinet approved the sale of 14 acres of land (with buildings) of the Ariguanabo property to the existing lessee, New Era Homes Limited for an aggregate sale price of J$163.9 million.

In December 2010, the Government finalized the sale of the National Hotel and Properties interest in the Jamaica Pegasus Hotel Limited. The shares were sold for US$11 million.

The following table shows a summary of certain major entities privatized and the proceeds received by Jamaica since 2000 in relinquishing its majority or residual:

Summary of Certain Major Jamaican Entities Privatized (By Sale)(1)

Entity	Year(s) of Privatization	Type of Sale	Payment Received in J$ Million	Payment Received in US$ Million	Sector
Ashtrom Jamaica Limited	2000	Shares	22.00	N/A	Housing
Jamaica Public Service Co. Ltd	2001	Shares	N/A	201.00	Energy
Aqualapia Limited	2002	Shares	32.35	N/A	Agri-Business
Sangster International Airport	2003	Lease	7.00	N/A	Transportation
Land – Ariguanabo (13.76 hectares)	2003	Sale	23.48	N/A	Housing
Building (Lot 5A) – 60,000 square feet	2003	Lease	7.68	N/A	Warehousing
Building (Lot 5B) – 60,000 square feet	2003	Lease	7.68	N/A	Manufacturing
Cotton Polyester Textile Company Ltd.	2004	Lease	7.55	N/A	Manufacturing
Land – Salt River (51 hectares)	2005	Sale	6.93	N/A	Tourism
Farm Machinery Center	2006	Lease	N/A	0.18	Manufacturing
Hampden & Long Pond Estate	2009	Sale/Lease	N/A	1.5	Agriculture
Duckenfield Estate	2009	Sale/Lease	N/A	0.5	Agriculture
Land – Montpelier Citrus Company Limited – 525 acres	2010	Sale	52.00	N/A	Agriculture
Land and Buildings - Ariguanabo	2010	Lease/Sale	163.90	N/A	Manufacturing
Jamaica Pegasus Hotel of Jamaica Limited(2)	2010	Sale	N/A	11.00	Tourism
Bernard Lodge, Frome & Monymusk	2010	Sale/Lease	N/A	9.00	Agriculture

(1)	Where payment is received in both JA dollars and US dollars for certain sales, the amounts listed are not equivalencies, but represent the portion of the payment received in each currency. This table does not include entities divested by FINSAC.
(2)	The sale of the Government’s 59.81% holding in the hotel was completed in December 2010.

Source: National Investment Bank of Jamaica Limited/Development Bank of Jamaica Limited, Ministry of Finance and Planning.

Inflation

The macroeconomic stabilization program introduced in 1991, which focused on lowering inflation through tight fiscal and monetary policies and stability in the foreign exchange market, has contributed to a consistent reduction in the rate of inflation. Macroeconomic stability continues to be a primary focus of Jamaica under the National Industrial Policy, as Jamaica regards consistent low levels of inflation as the cornerstone of sustained long-term economic growth.

The Consumer Price Index number series, which measures the rate of inflation, was revised in 2007. The series now has a base year of December 2006. It also has 12 divisions that are based on the United Nations Statistical Division—Classification of Individual Consumption According to Purpose (COICOP). The “basket” of consumer goods and services now has approximately 482 commodities, an increase from 231 in the previous series.

Inflation for 2011 was 6.0% based on the Consumer Price Index. The 2011 inflation rate represented a decline of 5.7 percentage points over the 11.7% rate recorded in 2010, which in turn represented an increase of 1.5 percentage points over the 10.2% rate recorded in 2009. This represented a decline from the 16.8% rate recorded in both 2008 and 2007, and an increase from the 5.7% rate recorded in 2006. In 2011, there was relatively low incidence of extreme weather and an uneventful hurricane season. Consequently, the local agricultural sector was not affected by severe droughts, flooding and hurricanes that occurred in previous years. Inflation out-turn for 2011 was also influenced by other domestic and international factors such as fluctuations in oil prices on the world market. Weather conditions in the world economy continued to affect the price of imported commodities such as rice, wheat and soybeans. The impact of these factors on inflation was moderated by continued low demand conditions and the appreciation of the domestic currency against the US dollar.

The following table shows the changes in the Consumer Price Index for the five years ended December 31, 2011:

Year/Period	Consumer Price Index Increase Over Previous Year
(%)

2007	16.8
2008	16.8
2009	10.2
2010	11.7
2011	6.0

Source: Statistical Institute of Jamaica.

Employment and Labor

In 2011, the total labor force in Jamaica was 1,251,900 persons, a 0.2% increase compared to 1,249,600 persons in 2010. The service sector employed 67.1% of the employed labor force in 2011, while the goods-producing sector accounted for 32.9% of the employed labor force in the same period. The agriculture and manufacturing sub-sectors accounted for 17.6% and 6.8% of the employed labor force, respectively.

Average employment in 2011 was 1,093,500 compared to 1,094,900 in 2010. The average unemployment rate was 12.7% in 2011, an increase from 12.4% in 2010.

There were 247 industrial disputes and 10 work stoppages in 2011, compared to 203 industrial disputes and 12 work stoppages in 2010 and 150 industrial disputes and 4 work stoppages in 2009, as difficulties were experienced in the negotiation of new wage and fringe benefit packages. A total of 2,704 man-days were lost to work stoppages in 2011 in comparison to 7,942 man-days lost to work stoppages in 2010. This has resulted in an average of 1.9 lost man-days per worker in 2011 that were related to work stoppages as compared to 2.5 lost man-days per worker in 2010.

Due to current economic conditions, the scheduled 7% pay increase for public sector workers due April 2009 was not implemented. The Government implemented the payment in September 2011 with one month’s (April 2009) retroactive payment. The balance of the retroactive amount (May 2009 to August 2009) was paid in December 2011. The arrears for two years (FY 2009/10 and FY 2010/11) are scheduled to be discharged over the medium term, with two payments in FY 2012/13, and FY 2013/14 and one payment in FY 2014/15.

The following table shows certain labor force and employment data for the five years ended December 31, 2011:

Labor Force and Employment(1)

	2007	2008	2009	2010	2011
	(in thousands of persons, except percentages)
Total Population	2,682.1	2,692.4	2,698.8	2,705.8	2,711.1
Labor Force	1,276.9	1,299.6	1,269.8	1,249.6	1,251.9
Employed Labor Force	1,152.6	1,162.2	1,125.5	1,094.9	1,093.5
Unemployed Labor Force	124.1	137.3	144.3	154.7	158.4
Unemployment Rate (%)	9.7	10.6	11.4	12.4	12.7
Job-Seeking Rate (%)	5.8	6.6	7.2	7.6	8.0
Labor Force Participation Rate (%)	64.9	65.5	63.6	62.4	62.3

(1)	The data above represents the derived annual average.

Source: Statistical Institute of Jamaica, Labour Force Survey.

Legal Proceedings and Processes

NTCS Matter

The Ministry of Transport and Works granted franchises to the National Transport Cooperative Society (NTCS) in March 1995 to operate buses in the Kingston Metropolitan area. The Ministry of Transport and Works terminated the franchises with NTCS in September 1998. NTCS, in arbitration proceedings with the Ministry of Transport and Works, claimed damages of approximately J$50 billion, plus interest, alleging breach of contract resulting from the termination of the franchises. On October 2, 2003 an arbitration tribunal awarded to NTCS the sum of J$4.5 billion, plus interest, to be paid by the Government. The Government commenced legal proceedings in the Supreme Court of Jamaica on October 27, 2003, challenging this award. Judgment was delivered on November 29, 2004, in favor of the Government and the arbitral award was set aside. The NTCS appealed the decision of the Supreme Court, which appeal was heard by the Jamaican Court of Appeal in January 2006. The Court of Appeal handed down judgment in favor of the Government on May 9, 2008, confirming the decision of the Supreme Court. The NTCS appealed the decision of the Jamaican Court of Appeal to the Judicial Committee of the Privy Council in England. The appeal was heard on June 29 and 30, 2009, and on November 26, 2009, and the Judicial Committee of the Privy Council upheld the appeal in favor of the NTCS and remitted the matter to the Jamaican Court of Appeal for damages to be assessed. On September 27, 2010, the Court of Appeal heard a preliminary application by NTCS challenging the admission of expert evidence tendered by the Government. The Court of Appeal subsequently ruled in favor of NTCS on the preliminary application. The Court of Appeal heard the referral submitted to it by the Privy Council, for damages to be assessed, in March of 2011 and have reserved judgment. The Court of Appeal heard the referral submitted to it by the Privy Council for damages to be assessed in March, April and September, 2011. On September 30, 2011, the Court of Appeal delivered its judgment in the matter, assessing damages to be paid by the Government at approximately J$1.8 billion plus interest. The Court of Appeal reserved its judgment in relation to costs in the matter, pending receipt of further submissions from the parties. Accordingly, the Government filed written submissions in the Court of Appeal in relation to costs in January 2012 and awaits the ruling of the Court of Appeal in relation to costs.

Sandals Whitehouse

A claim has been made in the Supreme Court of Jamaica on November 9, 2005, by Gorstew Limited and Sandals Whitehouse Management Limited (Sandals) against Ackendown Newtown Development Company Limited (Andco), the Development Bank of Jamaica (DBJ) and the Urban Development Corporation (UDC) as it relates to the apportionment of cost overruns incurred in the construction of the Sandals Whitehouse Hotel. The approved budget for the building and equipping of the Sandals Whitehouse Hotel was US$70 million but there were cost overruns of US$29 million. Gorstew Limited also filed claims for damages of US$28.8 million, unspecified brand damages, interest and costs. The parties had agreed to have the matter settled by arbitration. Arbitration commenced, but has been suspended, pending settlement negotiations. The parties have executed a deed of settlement dated February 7, 2011, wholly discontinuing the matter before the Supreme Court as well as the arbitration.

Cigarette Company of Jamaica

The matter concerned whether certain transfers, reflected on the books of both the Cigarette Company of Jamaica Limited and Carreras Group Ltd. (CCJ), were distributions or loans. If they were distributions, transfers would be subject to income tax deducted at source. The Commissioner of Taxpayer Audit and Assessment (the Commissioner) assessed the Cigarette Company to pay income tax for the years 1997-2002. The total amount assessed was J$5.7 billion, comprised of J$2.17 billion in tax and penalties of J$3.54 billion. The CCJ appealed against the assessments to the Commissioner of Taxpayer Appeals, who dismissed the appeal on November 23, 2004. The CCJ then appealed to the Revenue Court and the appeal was dismissed on October 30, 2007. In November 2007, the CCJ paid approximately J$1.7 billion to the Inland Revenue Department for income tax for the years 1997-2002 and penalties based on the judgment in favor of the Commissioner. The CCJ appealed the decision of the Revenue Court and on February 12, 2010, the Court of Appeal held that the transfers were loans and not subject to income tax. This judgment is subject to appeal by the Commissioner. The Government obtained the order for final leave to appeal to the Judicial Committee of the Privy Council and the matter is being heard in February 2012. The parties are awaiting the judgment of the Judicial Committee of the Privy Council.

Jamaica Cricket 2007 Limited

Jamaica Cricket 2007 Limited (JC2007) was incorporated by and on behalf of the Government to undertake the role of the local organizer for Cricket World Cup 2007 matches in Jamaica. JC2007 has ceased operating since September 2007, and therefore the Government has ultimate responsibility for any liability that it incurs. Ashtrom Building Systems Limited (Ashtrom) was contracted by JC2007 to undertake the redevelopment of Sabina Park for the tournament. Disputes arose between the parties in relation to variations made to the contract, which were referred to arbitration by the Supreme Court of Jamaica with the consent of the parties. Arbitration commenced on December 12, 2008, and Ashtrom claimed damages of approximately US$8.2 million (Total Damages). On January 21, 2009, Ashtrom made an application for an interim award (Interim Award) of US$3.1 million. On July 15, 2009, the parties consented to the arbitrator making an initial award for payment of only US$1.56 million plus interest at 2.0% per month from May 24, 2007 to date of payment. The parties decided that the remaining sum of the application for the Interim Award requested by Ashton, which totaled approximately US$1.63 million would have to be subject to further arbitration. The arbitrator awarded Ashtrom approximately US$1.48 million, inclusive of interest on the 25th day of November, 2009 and the JC2007 is disputing this award. A definitive date for the hearing of this aspect of the Interim Award was not set. The date for the hearing of the Substantive Matter was set for August 15, 2011. Subsequently, the Parties agreed to a mediation process which commenced on August 15, 2011, in relation to the outstanding dispute concerning the remaining sum of the application for Interim Award and the Substantive Matter. The mediator made a recommendation that the parties settle on a payment of US$4,433,866 to Ashtrom plus interest. Subsequently, by the consent of the parties, this matter was finally settled by way of a final award by the arbitrator on September 19, 2011. The final award directed that the Government pay Ashtrom a total sum of US$5,692,870.95, subject to agreed conditions, in settlement of the matter.

Legal Processes

During 2010, the Government continued its program to modernize the country’s law enforcement infrastructure, transforming the culture of the Jamaican Constabulary Forces (JCF) into a modern policing service and restore public confidence by:

•	actively targeting corruption within the JCF;

•	improving the professionalism of police officers through intense leadership and management training and development;

•	implementation of a performance management system with targets and verifiable indicators for the executive leadership of the JCF;

•	revising the JCF Use of Force policy with emphasis on ethical policing and protecting the rights of citizens;

•	enhancing the use of technology for management and intelligence gathering;

•	enacting a major program of legislative reform including restructuring the accountability framework of the JCF; and

•	implementing community policing in all policing divisions.

The current policing strategy is working in tandem with the Ministry of National Security’s emphasis on crime and violence prevention strategies and improved community safety through the development of a Crime Prevention and Community Safety Strategy. The strategy is based on the following:

•	creating community-based partnerships to enhance local governance structures;

•	diversion and reintegration of ex-offenders and deported persons in order to reduce re-offending; and

•	establishment of prevention programs that focus on young people at risk of involvement in crime and violence.

The Ministry’s crime prevention efforts are duly supported by the following international partners:

•	the United Nations Development Program, Jamaica Violence Prevention, Peace & Sustainable Development Program (JSPD);

•	the United States Agency of International Development;

•	the European Union’s Poverty Reduction Program II—Capacity Building and Training for Communities Component;

•	the Canadian Improved Governance and Citizen Security and Participation Program/Community Empowerment and Transformation;

•	the United Kingdom Department for International Development (DFID) Rehabilitation and Reintegration of Local Offenders and Deported Persons Programme;

•	DFID, which is also supporting policy development and social intervention through the Community Security Initiative; and

•	the Citizen Security and Justice Program funded by the IADB which is set to continue for an additional four years in vulnerable communities.

Measures taken by the Government in 1993 to enhance security, particularly in the major resort areas of the north coast where special tourist security personnel were assigned, have been successful in reducing crimes against tourists. As reported by the JCF Statistics Unit, the number of reported cases of murder during the month of June 2011 decreased by 12% from the corresponding period in 2010, moving from 98 cases in June 2010 to 86 cases in June 2011. Overall, the total number of reported cases of murder in 2011 decreased by 22% from 2010, moving from 1,442 in 2010 to 1,124 in 2011. Crime statistics show a 7% decrease in the total number of major crimes reported in 2011 as compared to 2010. Serious violent crimes, which include murders and shootings, decreased by 17% in 2011 as compared to 2010, from a total of 2,959 in 2010 to 2,446 in 2011.

In May 2010, the Government, in an effort to address an outbreak of violence connected with the extradition of an individual to the United States, took measures to increase security and restore safety to communities which have resulted in a 31% and 48% drop in murders in the months of June and July of 2010, respectively. This strategic policing plan will remain in effect to enhance the overall security of the island and curb the operations of criminal gangs. The JCF has implemented a Street Crimes Unit that targets such activities in major towns and minimize the threats that gangs pose to the safety and security of communities. The Peace Management Initiative has also continued to have significant results at the community level.

In addition, the Government is proceeding assiduously with work to strengthen the legislative tools available to the criminal justice system. The law enforcement apparatus has been enhanced with the promulgation of critical amendments to six pieces of legislation that will assist the police and prosecutors in their crime-fighting efforts. Additionally, the Ministry of National Security has proposed and gained approval for the development of Anti-Gang Legislation, targeting criminal organizations which have been at the heart of the criminal threat facing the country. There are a number of other anti-crime legislative initiatives pending.

THE EXTERNAL ECONOMY

Balance of Payments

Jamaica’s balance of payments is dependent on international economic developments as well as domestic economic policies and programs. In 2010, the balance of payments recorded an overall surplus of US$442.0 million, as compared to a deficit of US$43.6 million in 2009. For the period January to September 2011, there was a balance of payments deficit of US$90.8 million, relative to a surplus of US$244.3 million for the period from January through September 2010. For 2010, the current account deficit declined by 13.2% to US$978.6 million from US$1,127.5 million in 2009. The improvement in the current account deficit was primarily associated with increases in current transfers, particularly remittances, as well as improvements in the services and income accounts. For the period from January through September 2011, there was a current account deficit of US$1,207.0 million, which represented a deterioration of US$691.2 million, relative to the corresponding period in 2010. The deterioration in the performance in the current account was a result of a worsening of the trade deficit. The current account measures the trade balance plus the balance on services, income and current transfers.

The merchandise trade deficit increased by 5.5% to US$3,259.0 million in 2010 from US$3,087.9 million in 2009, reflecting the effect of an increase in imports as well as a reduction in exports. For the purpose of this paragraph, exports include free-zone exports and goods procured in ports. Imports are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports. The value of exports decreased by US$17.3 million to US$1,370.4 million in 2010 from US$1,387.7 million in 2009, primarily due to a decrease in earnings from ethanol. The value of imports increased by US$153.8 million to US$4,629.4 million in 2010 from US$4,475.6 million in 2009, primarily due to an increase in the value of mineral fuels and manufactured goods.

During the period from January to September 2011, the merchandise trade deficit widened by 27.4% to US$2,925.0 million, from US$2,296.4 million in the corresponding period in 2010. The deterioration in the merchandise trade deficit primarily reflected an increase in imports that outweighed the expansion in exports. The growth in imports of US$1,040.5 million was mainly due to an increase in mineral fuels. The value of exports increased by US$411.9 million and was mainly attributable to an expansion in alumina.

For January to September 2011, the surplus on the services sub-account declined by 10.2% to US$600.2 million from US$668.6 for the corresponding period of 2010, which resulted primarily from an increase in freight costs associated with the higher level of imports. The surplus on the services account increased by 11.3% to US$857.1 million in 2010 from US$769.9 million in 2009, primarily due to an increase in tourist expenditure as well as declines in payments for transportation services.

Net income outflows declined by 13.0% to US$580.4 million in 2010 from US$667.4 million in 2009, primarily reflecting a decline in income outflows. During the period from January to September 2011, net income outflows increased by 7.6% to US$429.9 million from US$399.7 million in the corresponding period in 2010. This resulted primarily from increases in income outflows from foreign direct investment companies.

During 2010, net current transfers increased by 7.8% to US$2,003.8 million from US$1,858.4 million in 2009. The improvement in net current transfers was primarily attributable to a 6.1% increase in private transfers to US$1,819.7 million in 2010 from US$1,714.5 million in 2009. From January to September 2011, net current transfers increased by 6.7% to US$1,427.2 million from US$1,337.0 million in the corresponding period in 2010. The improvement in net current transfers during January to September 2011 was primarily attributable to a 7.2% increase in net remittances to US$1,503.4 million from US$1,402.7 million in the corresponding period of 2010.

The balance of payments results in 2010 were influenced by the extent of net inflows from official and private sources, which were more than sufficient to finance the current account deficit. Consequently, the net international reserves increased by US$442.0 million to US$2,171.4 million as of December 31, 2010, from US$1,729.4 million as of December 31, 2009. During the period January to September 2011, the net international reserves declined by US$90.8 million to US$2,080.6 million, as official and private flows were insufficient to finance the current account deficit.

The following table shows Jamaica’s balance of payments for the five years ended December 31, 2010 and other periods in 2010 and 2011 as indicated:

Balance of Payments

	2006	2007	2008	2009	2010	Jan–Sept 2010	Jan–Sept 2011(1)
	(in millions of US$)
Current Account	(1,182.9)	(2,038.2)	(2,793.3)	(1,125.6)	(978.6)	(515.9)	(1,207.0)
Goods Balance	(2,943.4)	(3,841.3)	(4,802.9)	(3,087.9)	(3,259.0)	(2,296.6)	(2,925.0)
Exports(2)	2,133.6	2,362.6	2,743.9	1,387.7	1,370.4	1,017.4	1,429.3
Imports(3)	5,077.0	6,203.9	7,546.8	4,475.6	4,629.4	3,314.0	4,354.3
Services Balance	627.6	424.8	428.1	769.9	857.1	668.6	600.2
Transportation	(426.5)	(540.4)	(644.7)	(441.2)	(439.7)	(298.4)	(390.5)
Travel	1,596.6	1,611.9	1,707.7	1,709.0	1,808.8	1,398.2	1,431.8
Other Services	(542.6)	(646.7)	(634.9)	(497.9)	(512.0)	(431.2)	(441.2)
Goods and Services Balance	(2,315.8)	(3,416.5)	(4,374.8)	(2,318.0)	(2,402.0)	(1,628.0)	(2,324.9)
Income	(615.7)	(661.6)	(568.3)	(667.9)	(580.4)	(357.0)	(407.2)
Compensation of Employees	96.0	64.8	83.7	67.6	87.5	42.7	22.6
Investment Income	(711.7)	(726.4)	(651.9)	(735.5)	(668.0)	(399.7)	(429.9)
Current Transfers	1,748.6	2,039.9	2,149.8	1,860.3	2,003.8	1,469.0	1,525.1
General Government	145.4	133.0	100.7	143.9	184.1	132.0	98.0
Other Sectors	1,603.2	1,906.9	2,049.1	1,716.5	1,819.7	1,337.0	1,427.2
Capital and Financial Account	1,182.9	2,038.2	2,793.3	1,125.6	978.6	515.9	1,207.0
Capital Account	(0.1)	(35.5)	18.1	20.7	(22.1)	(16.2)	0.3
Official	4.1	0.7	48.6	45.3	4.2	4.2	20.7
Private	(4.2)	(36.2)	(30.5)	(24.5)	(26.3)	(20.4)	(20.4)
Financial Account	1,183.0	2,073.7	2,775.2	1,104.8	1,000.7	532.2	1,206.7
Other Official Investment	633.0	653.0	518.6	249.4	967.7	730.2	306.1
Other Private Investments (including errors and omissions)	780.2	980.9	2,151.8	811.9	475.0	46.3	809.8
Increase/(Decrease) in reserves(4)	230.2	439.8	104.8	43.6	(442.0)	(244.3)	90.8

(1)	Preliminary.
(2)	Based on recommendations contained in the IMF’s Balance of Payments Manual, exported goods include free-zone exports and goods procured in ports.
(3)	Based on recommendations contained in the IMF’s Balance of Payments Manual, imported goods are recorded at their market value at the customs frontier of the economy from which they are exported and include free-zone imports and goods procured in ports.
(4)	Official International Reserves held by Jamaica and the Bank of Jamaica.

Source: Bank of Jamaica.

Foreign Trade

Total merchandise trade (exports plus imports) between Jamaica and its foreign trade partners in 2010 increased by 2.9% to US$6,564.2 million, as compared to US$6,377.0 million in 2009. The merchandise trade deficit grew by 4.0% in 2010 to US$3,889.4 million, as compared to US$3,738.2 million in 2009.

The deficit in 2010 resulted from a 3.3% increase in the value of imports, principally due to the sharp increase in the price of fuels, higher imports of food, manufactured goods and miscellaneous manufactured articles. The value of exports increased by 1.4% due primarily to significantly higher earnings from alumina, bauxite and mineral fuels.

The following table shows the performance of merchandise trade for the five years ended December 31, 2010 and other periods in 2010 and 2011 as indicated:

Merchandise Trade

	Imports(1)	% Change	Exports	% Change	Balance	% Change
	(in millions of US$, except percentages)

2006(2)	5,756.5	15.8	2,002.3	30.5	(3,754.2)	9.2
2007(3)	6,893.0	19.7	2,305.2	15.1	(4,587.8)	22.2
2008(3)	8,361.0	21.3	2,682.9	16.4	(5,678.2)	23.8
2009(2)	5,057.6	(39.5)	1,319.4	50.8	(3,738.2)	34.2
2010(3)	5,226.8	3.3	1,337.4	1.4	(3,889.4)	4.0
Jan–Oct 2010(2)	5,364.5	24.6	1,355.8	21.5	(4,008.7)	25.7
Jan–Oct 2011(2)	4,303.7	4.6	1,115.8	(1.5)	(3,187.9)	7.0

(1)	Merchandise imports are cost, insurance and freight values, which differ in presentation from the import values presented in the balance of payments.
(2)	Revised
(3)	Preliminary.
NB:	Effective 2010 data on the Jamaica Free Zone (Kingston, Montego Bay along with the Single Entity Free Zone) is being included. Prior to 2010 only data on the Single Entity Free Zone was included. The Single Entity Free Zone fell within the Customs territory.

Source: Statistical Institute of Jamaica.

Exports

Total exports (including the Jamaica Free Zone) during 2010 increased by 1.4% to US$1,337.4 million, compared to US$1,319.4 million in 2009, primarily due to increased earnings from alumina, bauxite and mineral fuels.

Traditional exports (including the Single Entity Free Zone only) increased by 6.2% to US$654.3 million, up from US$616.1 million in 2009. Earnings from the mining and quarrying sector in 2010 increased by 17.3% to US$532.0 million from US$453.6 million in 2009 due to the restart of some bauxite operations. Alumina exports in 2010 were valued at US$402.8 million, increasing from US$368.0 million in 2009, an increase of US$34.8 million. The increase in the demand for this commodity in the international market began in the latter part of 2010. In 2010, bauxite exports, which are only exported to the United States, increased by 50.7%, or US$43.3 million, to US$128.7 million. The value of sugar exported in 2010 amounted to US$44.2 million, which was 38.9% lower than the US$72.3 million earned in 2009.

Non-traditional exports (including the Single Entity Free Zone only) declined by 4.6% to US$597.4 million in 2010 from US$626.3 million in 2009, primarily due to the significant decrease in earnings from ethanol. Receipts from mineral fuels increased to US$291.2 million in 2010 from US$213.6 million in 2009 primarily due to higher prices for fuel on the world market. Ethanol exports fell by US$122.3 million to US$48.1 million in 2010 from US$170.4 million in 2009. The implementation of the United States Trade and Development Act of 2000, which provides Caribbean countries, including Jamaica, with NAFTA-like privileges may remove some of the structural barriers in the United States to non-traditional exports from these countries. See “Jamaica—International Relationships—The Trade and Development Act of 2000.”

For the purposes of this discussion, exports exclude free-zone exports and goods procured in ports.

The following table shows Jamaica’s exports by sector for the five years ended December 31, 2010 and other periods in 2010 and 2011 as indicated:

Exports

	2006 (1)	2007 (2)	2008 (2)	2009(1)	2010(2)	Jan–Oct 2010(2)	Jan–Oct 2011(2)
	(in millions of US$)
Traditional Exports
Agriculture
Banana	13.4	9.2	0.0	0.0	0.0	0.0	0.0
Citrus	1.0	1.8	1.8	1.7	1.8	1.9	1.6
Coffee	29.6	27.2	26.8	33.8	19.2	16.8	18.2
Cocoa	1.0	2.0	1.0	1.8	1.0	0.7	1.0
Pimento	1.4	2.1	2.1	1.7	2.9	1.5	2.4

Total	46.4	42.3	31.7	39.1	24.9	20.9	23.1
Mining and Quarrying
Bauxite	113.6	113.0	114.5	85.4	128.7	116.0	110.4
Alumina	1,038.8	1,193.1	1,230.5	368.0	402.8	472.4	316.0
Gypsum	0.3	0.4	3.1	0.2	0.5	0.1	0.5

Total	1,152.7	1,306.5	1,348.1	453.6	532.0	588.5	427.0
Manufacturing
Sugar	89.7	100.3	104.3	72.3	44.2	62.2	44.2
Rum	41.3	45.7	43.7	48.4	47.2	41.9	41.8
Citrus Products	1.8	0.3	0.3	0.5	2.1	0.3	2.0
Coffee Products	2.5	4.6	1.3	1.5	3.1	1.9	2.1
Cocoa Products	1.0	0.7	0.5	0.7	0.8	0.7	0.7

Total	136.3	151.6	150.1	123.4	97.4	106.9	90.9
Total Traditional Exports	1,335.5	1,500.4	1,529.9	616.1	654.3	716.4	541.0

Non-Traditional Exports
Food and Beverage
Pumpkins	0.3	0.4	0.4	0.4	0.4	0.5	0.4
Dasheens	1.3	1.5	1.6	1.4	1.6	1.4	1.3
Sweet Potatoes	2.0	2.0	2.5	2.5	3.5	2.1	2.7
Yams	15.2	15.5	20.4	18.7	19.1	17.2	16.0
Papayas	2.8	2.7	2.2	2.9	2.8	1.9	2.5
Ackee	6.5	7.2	8.9	13.6	12.7	10.3	10.8
Other Fruits & Fruit Preparations	5.6	4.2	5.2	6.2	6.7	4.6	5.5
Meat & Meat Preparations	2.1	2.0	3.1	2.8	2.7	2.9	2.1
Dairy Products & Birds’ Eggs	6.9	4.8	7.4	6.5	6.1	6.3	5.4
Fish, Crustaceans & Mollusks	10.6	8.4	8.2	4.7	8.0	6.7	6.4
Other Food Exports	43.1	43.4	58.8	59.9	60.6	60.2	52.5
Beverages and Tobacco (excluding rum)	49.7	52.6	49.6	53.0	56.3	55.7	49.0

Total	146.1	144.7	168.3	172.1	180.5	169.3	154.7
Inedible Materials
Limestone	2.2	0.6	1.2	1.1	0.9	2.1	0.9
Waste & Scrap	98.1	78.3	21.1	12.6	17.6	33.3	13.5
Other	3.9	2.4	2.9	3.0	4.4	2.6	3.9

Total	104.2	81.3	25.2	16.7	22.9	38.0	18.3
Mineral Fuels etc.	268.1	326.0	434.4	213.6	291.2	311.0	254.1
Ethanol	59.4	154.8	395.4	170.4	48.1	6.2	41.3
Apparel	4.0	1.5	1.5	1.5	1.4	1.3	1.3
Furniture	0.7	0.6	0.9	0.8	1.5	0.9	1.1
Other Exports	47.8	44.9	65.0	51.3	51.8	40.7	35.6

Total	380.0	527.8	897.2	437.5	393.9	360.1	333.5

Total Non-Traditional Exports	630.3	753.8	1,090.7	626.3	597.4	567.5	506.5
Re-Exports	36.6	51.0	62.2	77.0	76.5	72.0	68.3

Total Exports	2,002.3	2,305.2	2,682.8	1,319.4	1,328.2	1,355.8	1,115.8

(1)	Revised.
(2)	Preliminary.

Source: Statistical Institute of Jamaica.

In the past, the Jamaican sugar and banana industries and, less significantly, traditional rum and rice suppliers, enjoyed preferential trade arrangements with respect to exports to the European Union pursuant to the Cotonou Partnership Agreement. The CARIFORUM-EC Partnership Agreement, which replaces the trade provisions of the Cotonou Partnership Agreement, was signed in October 2008. This free trade agreement provides for duty-free, quota-free access to the EU market for most goods, as of January 1, 2009. The CARIFORUM-EC Partnership Agreement is currently being applied provisionally, and Jamaica is in the process of implementing this agreement. This agreement has a strong development component.

The CARIFORUM-EC Partnership Agreement is reciprocal and asymmetrical in nature, and covers trade in traditional export products, such as sugar, bananas, rum and rice, which will ultimately enter the EU duty-free and quota-free. The EU’s preferential system for bananas ended on January 1, 2006, and the sugar regime that existed under the Cotonou Partnership Agreement ended on September 30, 2009. As of October 1, 2009, ACP sugar exporters have duty-free, quota-free access to the EU market under a managed system lasting until 2015. Thereafter, sugar will enter the EU market duty-free and quota-free under the CARIFORUM-EC Partnership Agreement. See “Jamaica-International Relationships—The CARIFORUM-EC Partnership Agreement.”

The Jamaican banana industry contributed minimally to the export earnings for the years 2008, 2009 and 2010. This was due to the exit of the major exporter from the market, as a result of the last devastating hurricane in 2008. Jamaica has already commenced initiatives designed to improve the competitiveness of Jamaican bananas. See “The Jamaican Economy—Principal Sectors of the Economy—Agriculture, Forestry and Fishing.”

Imports

Merchandise imports increased by 3.3% to US$5,226.8 million in 2010 moving from a decrease of 39.5% to US$5,057.6 million in 2009 as compared to 2008. The increase in the value of imports was dominated by higher spending on the importation of fuel, which was influenced by the increase in oil prices in the international markets. The increase in the imports of food, manufactured goods and articles were other contributory factors. For the purposes of this discussion, imports include cost, insurance and freight values and includes free-zone imports and excludes goods procured in ports.

The following table shows Jamaica’s imports for the five years ended December 31, 2010 and other periods in 2010 and 2011 as indicated:

Imports (c.i.f.)(1)

	2006(2)	2007(3)	2008(3)	2009(2)	2010(3)	Jan–Oct 2010(3)	Jan–Oct 2011(3)
	(in millions of US$)

Mineral Fuels, Lubricants, etc.	1,759.7	2,428.9	3,354.8	1,419.4	1,585.6	2,026.7	1,366.7
Machinery	1,131.4	1,252.4	1,264.3	819.7	793.4	784.4	647.1
Food	643.8	730.7	886.3	801.9	812.9	763.6	666.3
Beverages & Tobacco	70.5	93.2	93.5	79.9	76.0	65.1	62.4
Crude Materials (excl. Fuels)	83.0	67.5	73.4	54.9	60.8	53.7	51.4
Animal & Vegetable Oils & Fats	25.7	31.6	53.9	33.9	32.6	46.8	14.1
Chemicals	723.2	849.0	951.0	738.7	700.3	664.6	555.3
Manufactured Goods	704.9	753.4	883.6	555.4	587.1	545.2	484.5
Miscellaneous Manufactured Articles	8,532.4	591.2	682.0	461.0	483.1	372.5	386.5
Other	81.8	95.1	118.2	92.8	94.9	42.0	69.1

Total Imports	5,756.5	6,893.0	8,361.0	5,057.6	5,226.8	5,364.5	4,303.7

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.
(3)	Preliminary.

Source: Statistical Institute of Jamaica.

Trading Partners

The United States of America, the United Kingdom and Canada were Jamaica’s main trading partners for exports in 2010. The main trading partners for imports were the United States of America, Venezuela and Trindad and Tobago.

The following tables show the direction of trade for the five years ended December 31, 2010 and other periods in 2010 and 2011 as indicated:

Exports (f.o.b.) by Destination

	2006(1)	2007(2)	2008(2)	2009(1)	2010(2)	Jan–Oct 2010(2)	Jan–Oct 2011(2)
	(in millions of US$)

NAFTA	932.7	1,162.9	1,246.1	784.6	826.6	914.9	711.6
of which USA	618.9	824.3	981.8	648.1	659.6	700.1	563.3
of which Canada	308.5	333.3	259.0	131.6	164.9	210.9	146.4
European Union	342.5	592.7	721.3	233.1	173.0	224.2	140.4
of which UK	204.7	216.0	225.3	129.6	83.9	101.5	77.6
CARICOM	53.0	56.4	65.9	66.4	65.3	55.3	55.5
Japan	28.7	28.1	23.9	37.3	15.8	12.8	14.9
Other countries	645.4	465.1	625.6	198.0	256.7	148.6	193.4

Total	2,002.3	2,305.2	2,682.8	1,319.4	1,337.4	1,355.8	1,115.8

(1)	Revised.
(2)	Preliminary.

Source: Statistical Institute of Jamaica.

Imports (c.i.f.) by Origin(1)

	2006(1)	2007(3)	2008(3)	2009(2)	2010(3)	Jan–Mar 2010(3)	Jan–Mar 2011(3)
	(in millions of US$)

NAFTA	2,439.8	2,937.8	3,630.3	2,072.4	2,002.9	2,110.1	1,655.2
of which USA	2,232.8	2,699.5	3,294.4	1,850.3	1,833.9	1,790.8	1,517.9
of which Canada	124.7	137.4	131.6	106.6	91.7	97.2	76.4
European Union	353.3	453.1	510.2	369.5	354.8	378.1	288.3
of which UK	139.5	129.2	105.5	79.7	82.4	77.0	64.8
CARICOM	848.5	1,191.2	1,635.3	737.7	821.7	898.7	676.0
Japan	202.0	227.9	194.3	118.5	121.0	115.9	96.8
Other countries	1,912.9	2,083.0	2,390.9	1,759.5	1,926.4	1,861.7	1,587.4

Total	5,756.5	6,893.0	8,361.0	5,057.6	5,226.8	5,364.5	4,303.7

(1)	Merchandise imports are c.i.f. values which differ in presentation from import values presented in the balance of payments.
(2)	Revised.
(3)	Preliminary.

Source: Statistical Institute of Jamaica.

INTERNATIONAL RESERVES

Net international reserves of the Bank of Jamaica decreased to US$1,967.0 million at December 31, 2011, from US$2,171.4 million at December 31, 2010. Gross international reserves at December 31, 2010 were US$2,821.3 million, or approximately 19.7 weeks of goods and services imports. The decrease in the international reserves during 2011 was mainly attributable to a decrease in official capital inflows. See “Public Sector Indebtedness—External Debt” and “Public Finance—Revenue and Expenditure.”

With the intensification of the global credit crisis in the December 2008 quarter, international financial institutions took actions to reduce risk exposure, particularly to emerging market debt. These actions included the withdrawal of overseas margin funding arrangements with domestic financial institutions. In response, the Bank of Jamaica made a special loan facility available to facilitate repayment of margin arrangements that were collateralized with Government of Jamaica global bonds. In October 2008, US$168.8 million was provided to financial institutions under this facility. No further disbursements were made and as at September 30, 2010 the balance on the special loan facility was zero as all loans were repaid.

At January 31, 2012, net international reserves of the Bank of Jamaica were US$1,882.6 million, with gross international reserves at US$2,745.5 million, or approximately 18.7 weeks of goods and services imports.

The following table shows the Bank of Jamaica’s international reserves for the six years ended December 31, 2011:

International Reserves

	2006	2007	2008	2009	2010	2011
	(in millions of US$)

Supplementary Fund	117.6	125.5	155.5	259.2	154.1	155.3
Special Drawing Rights	0.3	0.3	0.1	329.0	335.8	329.8
Other Reserves	2,281.2	1,779.9	1,639.8	1,170.6	2,489.3	2,336.2
Gross International Reserves	2,399.1	1,905.8	1,795.4	1,751.9	2,979.2	2,821.3
Total Foreign Liabilities	81.6	28.1	22.5	22.5	807.8	854.3
Net International Reserves	2,317.6	1,877.7	1,772.9	1,729.4	2,171.4	1,967.0
Gross Reserves in Weeks of Merchandise Imports	25.2	16.4	14.8	18.9	32.3	26.4
Gross Reserves in Weeks of Goods & Services Imports	18.2	12.1	10.9	13.2	23.5	19.7

Source: Bank of Jamaica.

Exchange Rates

As part of its economic liberalization program, Jamaica began gradually dismantling exchange controls in 1990 and formally abolished all remaining exchange controls with the repeal in 1992 of the Exchange Control Act. The movement of foreign exchange into and out of Jamaica is unrestricted. All Jamaican residents are permitted to hold, invest and borrow foreign currency, and non-residents are permitted to invest and borrow both local and foreign currency in Jamaica. However, only an authorized dealer may carry on the business of trading in foreign currency or foreign currency instruments, and an authorized dealer must be party to any transaction involving the buying or selling of foreign currency or foreign currency instruments in return for Jamaican dollars and the lending or borrowing of foreign currency. Cambios and bureaux de change are authorized specifically to buy and sell foreign currency.

Since the repeal of the Exchange Control Act in 1992, the exchange rate has been determined by market conditions and Jamaica has not set any trading band or target. Jamaica intends to conduct its macroeconomic policies in such a way as to maintain relative stability in the foreign exchange market.

During 2011, the JA dollar gradually decreased in value against the US dollar, with the JA/US dollar exchange rate falling from J$85.86 to US$1.00 at December 31, 2010, to J$86.60 to US$1.00 at December 31, 2011, a depreciation of 0.9%. This compares with an appreciation of 4.2% in 2010. The 4.2% appreciation in 2010 reflected increased investor preference for Jamaica dollar instruments as evidenced by an expansion in net private capital inflows and the absence of severe demand pressures in the foreign exchange market. Improved investor confidence occurred against the background of the success of the Jamaica Debt Exchange (JDX) and the country’s achievement of the quantitative performance targets under the IMF Stand-By Arrangement. Since the exchange rate is market-determined, there can be no assurance that the exchange rate will be maintained at current levels. The official exchange rate on February 29, 2012 was J$87.06 per US$1.00.

The following table shows exchange rate information for the selling of US dollars, expressed in JA dollars, for the periods indicated:

Foreign Exchange Rates

Year	Month	Average for Period(1)	End of Period	Percentage Change(2) (End of Period)
	(spot weighted average ask in J$ for US$)

2005		62.60	64.58	4.79
2006		65.98	67.15	3.98
2007		69.16	70.62	5.17
2008		73.36	80.47	13.95
2009		88.82	89.60	11.35
2010		87.34	85.86	(4.17)
2011		86.07	86.60	0.86
2012	January	86.79	86.83	0.27
	February	86.90	87.06	0.26

(1)	The weighted average of the exchange rates for annual periods is calculated as the simple average of end of month rates.
(2)	As compared to the prior month.

Source: Bank of Jamaica.

PUBLIC FINANCE

The Public Sector Budget

The Government of Jamaica includes all ministries, departments and agencies whose activities form part of the budgetary operation of the central administration. The operations of Central Government and state-owned enterprises are now referred to as the Overall public sector.

Jamaica’s fiscal year runs from April 1 of each year to March 31 of the following year. Pursuant to the Constitution and the Fiscal Responsibility Law, the Minister of Finance and Planning is responsible for preparing estimates of revenue and expenditure before the close of the previous fiscal year and submitting those estimates to Parliament as early as possible in the fiscal year to which they relate. In addition, the Minister of Finance and Planning must present a Fiscal Policy Paper, detailing multi-year budgets and targets and the fiscal strategy being pursued to achieve these targets. The Ministry of Finance and Planning, in conjunction with other ministries, departments, and agencies, prepares multi-year draft budgets, which must be approved by the Cabinet prior to its submission to Parliament. Final approval by Parliament is usually granted by May of the relevant fiscal year.

The budget distinguishes between recurrent and capital expenditure. Recurrent expenditure refers to operating expenditure of the central government, while capital expenditure refers to the central government’s planned investment for the fiscal year. The major criteria used in determining allocation levels for recurrent expenditure are expenditure ceilings based on Jamaica’s economic policy, Jamaica’s priorities for the fiscal year, and commitments arising from the continuation of programs, projects and policies previously authorized by the Cabinet. Such commitments include interest on public debt, a statutory obligation that is paid first, as well as salaries, rent and public utilities. The major criteria used in deciding allocation levels for capital expenditure are current year projections for public investment, multilateral/bilateral programs and the implementation status of projects.

Jamaica’s significant indebtedness has impacted the ability of the Government to increase its spending in education, healthcare, and infrastructure. Fiscal space has been limited as debt payments must be made before funds are available to Jamaica for other policies and programs. The allocations to education, healthcare, and national security have been mainly to cover the operating costs of these ministries/sectors. The capital budgets of these ministries, however, have been supported by bilateral (project) funding. These funds are used to build and maintain schools, maintain hospital equipment and buildings in the health sector, and make infrastructural improvements. The Jamaica Development Infrastructure Program (JDIP) was recently implemented to improve the road network throughout the island.

The following table shows Jamaica’s fiscal results for FY 2006/07 through FY 20010/11 and the FY 20011/12 revised fiscal budget:

Government Revenue and Expenditure

	2006/07	2007/08	2008/09	2009/10	2010/11	Budget 2011/12(7)
	(in millions of J$)

Revenue and Grants	211,364.5	256,640.7	276,199.8	300,200.1	316,682.0	348,808.8
Tax Revenue	188,353.5	219,517.6	246,216.6	265,860.2	279,874.2	309,658.0
Income and Profits	76,321.1	92,625.7	107,394.9	118,295.6	105,118.7	115,844.8
Production and Consumption	58,457.0	64,268.9	69,253.2	70,996.7	78,571.4	87,757.7
Of which GCT (local)	33,306.0	37,446.9	40,415.7	41,452.1	46,389.9	53,134.8
International Trade	53,575.3	60,925.0	67,275.3	74,485.7	94,144.0	103,733.1
Non-Tax Revenue(1)	14,048.5	18,235.0	16,081.3	21,245.5	20,473.9	19,107.3
Bauxite Levy	4,169.9	4,998.3	4,446.7	1,588.9	421.1	1,518.7
Capital Revenue(2)	3,293.3	9,350.4	1,878.5	5,208.8	5,788.0	9,272.7
Grants	1,449.3	4,539.4	7,576.7	6,296.7	10,124.8	9,252.1
Expenditure	248,011.7	294,279.6	351,521.4	421,458.5	388,768.0	411,982.0
Recurrent Expenditure(3)	224,505.3	252,877.9	310,149.5	387,044.2	333,173.8	356,437.3
Programs	48,026.5	64,918.7	73,310.4	72,042.2	76,917.9	87,242.2
Wages and Salaries	78,660.9	86,235.8	111,533.9	126,286.4	127,901.3	141,046.8
of which back pay(4)	418.6	521.2	0.0	4,656.8	3,339.3	3,900.0
Interest	97,817.9	101,723.4	125,305.2	188,715.6	128,354.7	128,148.4
Domestic	71,295.9	70,022.8	89,522.8	144,869.1	88,049.5	86,357.9
Foreign	26,522.0	31,700.7	35,782.4	43,846.5	40,305.2	41,790.5
Capital Expenditure(5)	23,506.4	41,401.7	41,371.9	34,414.3	55,594.1	55,544.7
IMF	0.0	0.0	0.0	0.0	0.0	0.0
Unallocated	0.0	0.0	0.0	0.0	0.0	0.0
Fiscal Surplus (Deficit)	(36,647.2)	(37,638.8)	(75,321.6)	(121,258.4)	(72,085.9)	(63,173.2)
Loan Receipts	161,297.2	135,240.3	212,148.6	299,599.6	212,968.9	165,455.9
External	32,348.3	16,835.5	56,362.5	50,818.1	90,490.2	63,759.4
Domestic	128,948.9	118,404.8	155,786.1	248,781.5	122,478.7	101,696.5
Amortization	122,049.7	106,115.4	148,733.2	169,514.0	102,157.5	134,815.1
External	16,934.3	37,293.4	49,826.1	25,533.1	22,764.0	66,005.9
Domestic	105,115.5	68,822.1	98,907.2	143,980.9	79,393.5	68,809.2
Primary Surplus (Deficit)	61,170.7	64,084.6	49,983.6	67,457.2	56,268.7	64,975.2
Overall Surplus (Deficit)	2,600.3	(8,514.0)	(11,906.2)	8,827.2	38,725.5	(-32,532.5)
GDP(6)	810,885.4	913,686.8	1,023,767.6	1,106,389.0	1,193,036.8	1,297,928.4

(1)	Non-tax revenue includes user fees and interest revenue.
(2)	Capital revenue includes royalties, loan repayments and divestment receipts.
(3)	Recurrent expenditure refers to the Government’s day-to-day operational expenses.
(4)	Back pay represents payments, in any given year, of wages/salaries and allowances due for previous fiscal years.
(5)	Capital expenditure refers to Jamaica’s investment for the fiscal year.
(6)	GDP is calculated on a calendar year basis. Therefore, the number presented represents an estimate of GDP for the fiscal year. The gross domestic product series was revised in 2003 and subsequently revised again in 2008. This revision was made in order to capture the changing structure of industries in the manufacturing, financial and insurance services, business services and the miscellaneous services sectors. In addition the base year has been changed from 1986 to 1996.
(7)	The figures provided in this column represent the 2011/12 Supplementary Estimates (Revised Budget).

Source: Ministry of Finance and Planning and the Planning Institute of Jamaica.

Revenue and Expenditure

Jamaica posted a fiscal deficit in FY 2010/11 of J$72.1 billion, or 6.0% of GDP. This followed fiscal deficits in FY 2009/10 of J$121.3 billion, or 11.0% of GDP; in FY 2008/09 of J$75.3 billion, or 7.4% of GDP; in FY 2007/08 of J$37.6 billion, or 4.1% of GDP; and in FY 2006/07 of J$36.6 billion, or 4.5% of GDP. These deficits were due mainly to higher wages and salaries, as well as interest costs incurred as a result of government intervention in the financial sector in the mid-1990s, which subsequently inflated central government debt stock. The 6.0% of GDP deficit recorded in FY 2010/11 was better than the 6.5% originally targeted. The decrease in the deficit in FY 2010/11 was mainly due to a combination of lower than budgeted expenditure which outweighed the lower than expected revenue and grants inflows. Jamaica has achieved relatively high primary surpluses over the last five years, with FY 2008/09 representing a deviation from the trend. The fiscal operations recorded primary surpluses of 7.5% in FY 2006/07, 7.0% in FY 2007/08, 4.9% in FY 2008/09, 6.1% in FY 2009/10 and 4.7% in FY 2010/11.

The operations of the overall public sector recorded deficits of 8.9% of GDP in FY 2006/07, 6.9% in FY 2007/08, 8.5% in FY 2008/09, 11.3% in 2009/10, 7.4% in FY 2010/11 and a budgeted deficit of 2.3% in FY 2011/12.

Total revenue and grants for FY 2010/11 were J$316.7 billion, or 26.5% of GDP. This represented an increase of 8.7% over total revenue and grants collected in FY 2009/10. Collections in FY 2010/11, however, were below expected levels. This worse than targeted performance of revenue and grants was impacted by decreases in tax revenue, grants and bauxite levy. Tax revenue for FY 2010/11 increased by 5.3%, whereas the bauxite levy and non-tax revenue decreased by 73.5% and 3.6% respectively, when compared to FY 2009/10. The grants received in FY 2010/11 totaled J$10.1 billion, 35.2% below budget, with the bulk of the inflows received from the EU.

Total expenditure (excluding amortization) for FY 2010/11 was J$388.8 billion, or 32.6% of GDP. This represented a 7.8% decrease over FY 2009/10 and a decrease of J$18.4 billion, or 4.5% over budget. Recurrent expenditure totaled J$333.2 billion in FY 2010/11, representing 85.7% of total expenditure, with capital expenditure representing 14.3% of total expenditure. Recurrent expenditure was J$10.8 billion, or 3.1% lower than budgeted, mainly as a result of lower interest payments. Interest costs of J$128.4 billion were J$13.8 billion below budget, and included domestic interest costs of J$88.1 billion and foreign interest payments of J$40.3 billion, which were J$7.0 billion and J$6.8 billion (7.4% and 14.3%), respectively, below budget.

The largest component of recurrent expenditure was interest costs, which represented 33.0% of total expenditure (less amortization) in FY 2010/11. Interest costs represented 44.8% of total expenditure in FY 2009/10, 35.6% in FY 2008/09, 34.6% in FY 2007/08 and 39.4% in FY 2006/07. Interest expenditure consumed 40.8% of total revenue and grants in FY 2010/11. This was significantly less than the 62.9% consumed in FY 2009/10, 45.4% consumed in FY 2008/09, 39.6% in NY 2007/08 and 46.3% in FY 2006/07.

Expenditure on wages and salaries in FY 2010/11 increased marginally to J$127.9 billion, or 1.3%, compared to J$126.3 billion in FY 2009/10 due principally to the payment of back pay to certain groups of public sector workers relating to contractual obligations that predated the wage freeze which commenced in April 2009. Wages and salaries represented 32.9% of total expenditure in FY 2010/11 compared to 30.0% of total expenditure in FY 2009/10.

FY 2011/12 Revised Budget

The revised FY 2011/12 budget remains consistent with Jamaica’s overall macroeconomic program, which has as its primary goals the reduction in the inflation rate relative to FY 2010/11, stability in the foreign exchange market, further reduction in domestic interest rates, the maintenance of adequate foreign reserves and the acceleration of economic growth.

For FY 2011/12, Jamaica has targeted a revised budget deficit of J$63.2 billion and a primary surplus of J$65.0 billion. The revised budgeted revenue and grants inflows for FY 2011/12 is projected at J$348,808.8 billion, with 88.8% projected to be received from tax revenue. Tax revenue is budgeted to increase by 4.1% over FY 2010/11, primarily as a result of the normal increase in the base revenue associated with movements in macroeconomic indicators (inflation, economic growth, imports, and exchange rates).

Revised expenditure (less amortization) is budgeted to increase by 2.5% over FY 2010/11 due mainly to higher spending on recurrent programs and wages. The revised FY 2011/12 expenditure is projected to be J$398.6 billion, comprising J$350.9 billion for recurrent expenditure and J$47.7 billion for spending on capital projects. Of the recurrent budget, J$88.8 billion is allocated to recurrent programs, J$141.0 billion is allocated to wages and salaries and J$122.9 billion is allocated to interest payments.

The revised expenditure on wages and salaries is budgeted to increase by 10.3% in FY 2011/12 despite the freezing of the wages of public sector workers at March 31, 2009 levels. This increase is due primarily to the implementation of the outstanding 7% wage adjustment which was due prior to the wage freeze as well as the provision of J$3.2 billion earmarked for part payment of outstanding amounts due to various groups of public sector workers, including teachers and members of the security services. The wage freeze has affected all public sector workers. See “—Employment and Labor.”

FY 2011/12 April-December

The primary surplus for the April to December period of FY 2011/12 amounted to J$26.6 billion, compared to the revised target of J$32.8 billion. The over-performance relative to the revised target was largely influenced by lower than expected revenue and grants. Overall, revenue and grants were J$15.4 billion, or 6.2% lower than the revised targeted for the April to December period of FY 2011/12. Compared to the period last year, revenue and grants increased by J$7.5 billion, or 3.3%. Tax revenue was $14.6 billion below the revised target.

Expenditure for the April to December period of FY 2011/12 totaled J$287.8billion, a reduction of J$9.0 billion, or 3.0% relative to the revised budget, with all the main categories with the exception of interest costs being lower than expected. This level of overall spending represented an increase of J$8.5 billion, or 3.0% above the corresponding period last year. Contributing to this increase was higher spending of J$9.7 billion, or 10.0%, for wages and J$7.8 billion, or 14.2%, for recurrent programs which outweighed the decreases in the other categories of expenditure. The higher outlay of capital in 2010 was occasioned by one-off payments in relation to the winding-up of the operation of Air Jamaica.

The combination of lower than expected revenue and grants, and the lower than expected spending, resulted in the fiscal deficit for the April–December period of 2011 being J$56.3 billion, which was J$6.5 billion, or 13.0%, worse than the revised targeted. This represents a 1.8% increase in the deficit relative to the same period in FY 2010/11.

FY 2011/12 Second Supplementary Estimates (Further Revision to Budget)

Based on the actual revenue performance to December 2011, expectations are for a continuation of a shortfall through to the end of the fiscal year. Accordingly, the current forecast is for a significant downward revision of Revenue & Grants to J$324.5 billion, a reduction of J$24.3 billion, or 7.0%, below the revised FY 2011/12 budget. This projected shortfall in Revenue and Grants would result in an estimated primary surplus of J$40.7 billion, or 3.1% of GDP, compared to the target of J$65 billion, or 5.0% of GDP.

The targeted primary surplus of 5.0% of GDP was set within the context of the need to significantly reduce the debt stock. However, with only one month remaining in the fiscal year, it is not possible to implement fiscal adjustment measures of at least 1.9% of GDP, or J$24.3 billion, to achieve the 5.0% primary surplus target without adversely impacting the provision of services to the country. Therefore, the adjustment had to be predominantly expenditure driven as imposition of tax measures at this time would not yield any significantly higher revenue inflows for the remainder of the current fiscal year.

Identifying expenditure cuts to offset the estimated revenue shortfall of J$24.3 billion was not possible, especially since over J$7 billion in adjustments had already been made in the First Supplementary Estimates for the revised FY 2011/12 budget to accommodate payment of the 7% salary arrears. Major reductions in recurrent programs at this time would only worsen expenditure arrears and negatively impact the 2012/13 budget. Great emphasis was therefore placed on identifying expenditures that could be contained at this point in the financial year. A Second Supplementary Budget was tabled in Parliament on February 21, 2012, reflecting a J$21.5 billion reduction, comprising a J$7.3 billion cut in the non-debt budget and a J$14.2 billion reduction in debt service obligations. The J$7.3 billion cut in the non-debt budget would result in a primary surplus of J$48.0 billion, or 3.6% of GDP. The fiscal deficit is estimated at J$75.0 billion, or 5.6% of GDP.

The non-debt budget (primary expenditure) was reduced by J$7.3 billion, largely by limiting recurrent expenditures to mainly inescapable commitments, deferring the start-up of new contracts to FY 2012/13, and adjusting budgets to reflect only amounts that can be realistically spent by the end of the financial year. The recurrent non-debt budget remained largely unchanged and the capital budget was reduced by J$7.3 billion.

With respect to debt service, there is a reduction of J$14.2 billion, including savings of J$7.4 billion and J$6.7 billion on interest payments and amortization, respectively. Contributing to the reduced interest costs were: the lower than projected average yields on Government of Jamaica Treasury Bills; more Variable Rate securities issued at significantly lower coupons than programmed, and the fact that the programmed assumption of Air Jamaica’s debt to the PetroCaribe Development Fund (US$194 million) did not occur as scheduled. Amortization was lower that programmed mainly because the programmed Liability Management on the external debt has not been undertaken.

Tax Reform

Prior to 1986, the individual income tax base in Jamaica included all sources of income with a graduated marginal rate structure ranging from 30.0% to 57.5%. There were no standard deductions, but taxpayers could qualify for up to 16 separate tax credits that had been gradually added to the tax system over the years. Because these credits came into existence on different dates and were not indexed to inflation, their value had been substantially eroded over the years. Jamaica further narrowed its income tax base by permitting employers to grant non-taxable perquisites to employees that were not required to be reported as income.

In 1986, Jamaica introduced tax reforms that included a flat tax rate for individuals and a uniform standard deduction, or income exemption level, which replaced the former system of tax credits. A flat tax rate and an income threshold replaced the progressive rate structure. Since 1993, the personal income tax rate has been 25.0%. As part of the Stand-By Arrangement (SBA), tax rates for income were adjusted to 27.5% (up from 25%) for income ranging from J$5 million to J$10 million and 35% for income over J$10 million. This temporary three-tier rate structure lasted until December 31, 2010. The general income tax threshold after which taxes are paid has increased over time. Effective July 1, 2008, the general income tax threshold was raised to J$200,304 and then to J$320,736 effective July 1, 2009. The general income tax threshold was last increased to J$441,168, effective January 1, 2010. In the case of corporations, the statutory corporate income tax rate is currently 33 1/3%. The income tax rate for building societies is 30.0%.

The following table shows the changes in personal income tax rate and threshold since 2004:

Personal Income Tax Rates and Thresholds

Effective Date	Rate (%)	Threshold (J$)	Increase (%)
January 2004	25	120,432	—
January 2005	25	120,432	—
July 2005	25	169,104	40.4
January 2006	25	193,440	14.4
January 2007	25	193,440	—
January 2008	25	193,440	—
January 2009	25	220,272	13.9
July 2009	25	320,736	45.6
January 2010	25	441,168	37.5
January 2011	25	441,168	—

Source: Ministry of Finance and Planning.

In 1996, Jamaica implemented a tax compliance program aimed at improving the efficiency and effectiveness of tax administration and compliance through the implementation of the taxpayer registration number system, which assigned individuals and businesses identification numbers. The registration of taxpayers, which began in April 1996, is ongoing. The system became operational on November 18, 1996. At January 25, 2012, confirmed registration was as follows: 1,996,074 individuals; 140,360 sole proprietors and 82,499 organizations—resulting in approximately 2,218,933 confirmed taxpayer registration numbers assigned to date.

In April 2000, Jamaica announced its intention to gradually eliminate the income tax on dividends paid by publicly listed companies in order to encourage the movement of funds into the equity market and away from fixed income securities. The gradual elimination of this tax occurred over a three-year period. Effective June 1, 2000, the tax rate applicable to dividends was lowered to 20.0%. Effective April 1, 2001, the tax rate was further reduced to 10.0% and, as of April 1, 2002, the tax was eliminated.

In April 2003, Jamaica implemented a tax and user fee package. The measures include the imposition of the General Consumption Tax (GCT), on some previously zero-rated and exempt goods and services, a 2% tax on imports, and a 15% bet winnings tax on the national lottery. Legislative measures to amend the Income Tax and Customs Act are being implemented together with other initiatives under the tax administrative reform project. These include the removal of tax exemptions previously granted to certain public sector entities, in furtherance of which the Public Enterprises (Removal of Tax Concessions) Act, 2003 became effective in December 2003.

In December 2008, Jamaica implemented several tax measures in response to the global economic crisis. These included:

•	requiring businesses with annual sales exceeding J$3 million to register and charge GCT on the value of their supplies;

•	temporarily reducing the rate of the GCT applicable to the hotel industry from 8.25% to 4.13% through September 30, 2009;

•	removing the Customs User Fees payable on goods and raw materials;

•	reducing the transfer tax on property transactions to 5%, following a cut from 7.5% to 6.5% in April 2008;

•	reducing the time allowed for depreciating the cost of capital equipment from two years to one year; and

•	abolishing the income tax on dividends declared by Jamaican-owned companies.

During 2009, the Government introduced additional tax measures aimed at increasing revenue by over 3% of GDP. These measures included the following:

•	raising the excise tax effective on gasoline by J$8.75 per liter (see below) and broadening the GCT base by eliminating certain exemptions;

•	increasing the GCT rate on telephone services effective from 20% to 25% and increasing the departure tax to J$1.800, which is intended to generate annualized revenue equal to 0.3% of GDP;

•	making changes effective January 1, 2010 to increase revenue equal to 1.75% of GDP through the following:

•	raising the standard GCT rate to 17.5% from 16.5% as well as applying GCT, at lower rates, to electricity consumption, tourism and commercial importers;

•	tax rates for income were temporarily adjusted to 27.5% from 25% for income from J$5 million to J$10 million and to 35% for income over J$10 million until December 31, 2010;

•	applying an ad valorem tax of 15% to fuel;

•	freezing the ability to grant or renew discretionary waivers of duties and taxes as well as raising excise taxes on cigarettes and license fees for large motorcars; and

•	introduction of a 5% increase of the rate of GCT on commercial imports. The measure resulted in commercial importers being required to pay GCT at the rate of 22.5%, except in specified cases.

During 2010, the Government introduced additional tax measures. These measures included the following:

•	adopting a 10% GCT on electricity for residential (for those consuming more than 200 kwh per month), commercial and industrial customers (i.e., expansion of the GCT base) (effective February 1, 2010);

•	restructuring the manner in which taxes on alcohol are applied by alcohol taxing content rather than by beverage class;

•	reducing Property Transfer Tax and Stamp Duty rates;

•

increasing property tax rates, effective April 1, 2010. This rise resulted in the flat rate moving from J$600 to J$1,000. The flat rate is applicable to property with unimproved value up to J$300,000. However, for rates in respect of property with un-improved values exceeding J$300,000, those now attract 0.75 per cent for every additional dollar, up from the previous 0.5 per cent;

•	increasing the GCT rate payable by the tourism sector from 8.25% to 10%; and

•	introducing SCT on high caffeine/high “energy drinks,” effective December 2010.

The remainder of 2010 and early 2011 were spent streamlining the aforementioned measures. As of May 2011, the Government has initiated the following changes:

•	reducing the 15% ad valorem SCT on fuel to 10% effective April 14, 2010;

•

changing the Stamp duty on refinancing and transfer of existing mortgages. Under the new policy, where there is refinancing of a mortgage for equal amounts or less, the applicable Stamp Duty has been reduced to a nominal rate of J$100.00;

•	removing Transfer Tax and Stamp Duty on securities (corporate bonds);

•	increasing annual motor vehicle license fees by J$1,000 and raised the GCT on the second hand sale of motor vehicles by an average of 26% as determined by cc rating; and

•

changing the Import Duty Structure for Motor Vehicles, with the Common External Tariff (CET) for motorcars reduced from 40% to 20%; a reduction in CET for bikes below 300 cc and 600 cc to 10% and 20%, respectively and an increase in CET rates for pickups from 10% to 20%.

Intervention and Divestment

Jamaica’s intervention in the financial sector, through FINSAC, was undertaken to rehabilitate financial institutions with liquidity and solvency problems and to protect depositors. This intervention resulted in the protection of 1.5 million deposit accounts with a value of J$68.7 billion and 569,000 individual insurance policies with a total face value of J$174.4 billion. FINSAC’s intervention also provided protection to 55,000 beneficiaries of private pension funds, which had a total value of J$19.0 billion.

The types of assistance FINSAC has provided include the assumption of deposit and other liabilities, the provision of liquidity support, the purchase of ordinary and preference shares, the acquisition of under-performing assets and the provision of subordinated loans. In exchange for such assistance, FINSAC has acquired a combination of equity, board seats and the assets in numerous financial institutions and their related companies. FINSAC’s activities in the banking sector also involved the merger of several financial institutions under its control to create Union Bank of Jamaica Limited, which was subsequently sold in March 2001 for J$1.6 billion.

FINSAC financed its operations through the issuance of government-guaranteed securities. A portion of these securities was repaid with the first installment of the proceeds of loans from the IADB, the CDB and World Bank and an additional portion was repaid with the proceeds of the divestment of approximately J$11.7 billion in assets and property, including many major Jamaican banks, insurance companies, hotels and other businesses. As of April 1, 2001, the remaining J$79.3 billion in government-guaranteed securities issued by FINSAC were assumed by Jamaica as direct obligations. See “Public Sector Indebtedness.”

As a result of the FINSAC intervention, FINSAC assumed investments in various financial institutions, non-performing loan portfolios and other financial assets, the great majority of which it has divested to the private sector. FINSAC aggressively marketed its non-performing loan portfolio, which resulted in its sale by the end of 2002. In addition, in 2002 FINSAC sold its shareholdings in two of the largest financial institutions that had been in need of intervention and rehabilitation—the National Commercial Bank (the largest commercial bank in Jamaica at that time) and Life of Jamaica (a major insurance company in Jamaica).

Proceeds from these sales have been used to reduce FINSAC liabilities and, consequently, the public sector debt associated with the rehabilitation of the financial sector.

With the fulfillment of FINSAC’s responsibilities of intervening and rehabilitating institutions and subsequently disposing of its majority equity stakes in intervened institutions, the Jamaican Government scaled down the operations of FINSAC as of July 2003. The management of Jamaica’s minority stakes in institutions in which FINSAC intervened as well as the responsibility of completing the legal procedures required to formally close down institutions that have already ceased operations have been assumed by FIS.

Improvements in the Legislative and Regulatory Framework

Along with the efforts at restructuring the financial sector through FINSAC, Jamaica has also focused its attention on regulatory and supervisory reform. A number of key amendments to Jamaica’s financial legislation came into effect in October 1997, and provided for:

•	more efficient and effective powers for remedial action taken by the supervisory authorities in respect of distressed institutions;

•	reduced capacity for institutions to lend to, or invest in, related entities;

•	a more stringent computation of capital adequacy;

•	a more precise definition of non-performing loans and power for the supervisory authorities to prescribe accounting rules; and

•

greater control by supervisory authorities over changes of ownership and a stricter definition of a “fit and proper person” for management, directors and owners of financial institutions. See “The Monetary System—Legislation and Regulation.”

The Deposit Insurance Act was also passed in March 1998, to establish a scheme for the protection of depositors. See “The Monetary System—The Financial System—Legislation and Regulation—Deposit Insurance.”

After its initial response to the crisis, Jamaica has maintained its efforts to foster the effective supervision and regulation of the financial sector. This involved regulatory reform focused mainly on streamlining the supervision of the sector. The Financial Services Commission, or FSC, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for non-deposit taking financial institutions, unit trusts, mutual funds, insurance, and pension funds. The Bank of Jamaica has retained its supervisory functions in the new regime, and its powers have been bolstered with the passage of legislation giving the Supervisor of Banks greater autonomy to intervene in troubled institutions through temporary management. The supervisory structure is complemented by the creation of the Regulatory Policy Council, or RPC, an umbrella entity comprised of the head of the FSC, the Supervisor of Banks, the head of the Jamaica Deposit Insurance Corporation, and the Financial Secretary or a nominee. The RPC utilizes a proactive and coordinated approach to developing policy for the financial sector, thus helping in the detection of problems and sharing of information among the supervisors.

A new Insurance Act was enacted in December 2001 to repeal and replace the Insurance Act of 1972; to provide measures to strengthen corporate governance and the rulemaking process; and to establish prompt corrective action. Reform of the pensions system has also been progressing with a new National Pensions Act, which became effective in March 2005. This new Insurance Act includes new requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards and information disclosure. In 2007, the second phase of the Pension Reform initiative was advanced with the submission of additional drafting instructions for the preparation of amendments to the Pensions (Superannuation Funds and Retirement Schemes) Act and associated regulations. This was preceded by extensive consultations with major stakeholders in the industry. The legislation will address issues such as mandatory vesting, portability of pension rights, funding and solvency of approved superannuation funds and retirement schemes and registration of self-administered funds.

Jamaica’s efforts at restructuring the financial sector were aided in 2000 by the provision of loan packages from the IADB, the World Bank and the CDB. In connection with the loans from IADB, CDB and the World Bank, Jamaica agreed to an International Monetary Fund, or IMF, Staff Monitored Program, or SMP, in 2000. A second SMP was adopted in July 2002, which covered the period April 2002 to March 2003. The 2002 SMP was the last such arrangement between the IMF and Jamaica due to the fact that the IMF decided to revamp the SMP. The SMP was an informal and flexible instrument for dialogue between the IMF and Jamaica on the country’s economic policies. The program focused on strategies to advance the resolution of the financial sector difficulties, as well as to consolidate recent gains in economic stabilization, and to lay the foundation for strong economic growth. It also provided a framework within which specific macroeconomic targets were to be achieved. The IMF Staff Monitored Program established quarterly quantitative targets and structural benchmarks, which were used to monitor Jamaica’s progress. Jamaica consistently achieved these macro-economic performance targets. Following the IMF’s decision to revamp the SMP, Jamaica and the IMF engaged in discussions to identify a process that would facilitate the IMF’s monitoring of the implementation and progress of Jamaica’s macroeconomic program. In August 2004, Jamaica and the IMF agreed on a program of intensified surveillance of Jamaica’s economic program. See “The Monetary System—The Financial System—Legislation and Regulation.”

PUBLIC SECTOR INDEBTEDNESS

General

Under Section 116 of the Jamaica Constitution, all loans charged on Jamaica’s Consolidated Fund, including all external debt payments such as those under the debt securities, represent a statutory charge on the revenue and assets of Jamaica. See “Public Finance—The Public Sector Budget.” These statutory charges are paid without any requirement of Parliamentary approval, directly from revenue and assets, before funds are available to Jamaica for other policies and programs.

The Constitution and the Financial Administration and Audit Act give the Ministry of Finance and Planning overall responsibility for the management of Jamaica’s public debt. The Loan Act limits the amount of funds which may be borrowed. In 2009, the Jamaican Parliament passed legislation increasing the amount of funds which Jamaica may borrow. Jamaica has never defaulted on any of its external or domestic debt obligations.

Domestic Debt

At December 31, 2011, Jamaica’s domestic debt, which excludes government-guaranteed securities, was J$883.39 billion, an increase of 10.43% when compared to the domestic debt level at December 31, 2010. Jamaica has incurred domestic debt primarily to provide budgetary financing and to cover the capitalization of accrued interest on the Bank of Jamaica’s holding of former FINSAC securities.

In addition to this level of domestic debt, Jamaica has guaranteed certain financial obligations of public sector entities, which carry out major infrastructure projects from time to time. At December 31, 2011, the extent of these internal guarantees was approximately J$35.00 billion.

Currently, Jamaica’s domestic debt consists mainly of Benchmark Investment Notes, following the Jamaica Debt Exchange Initiative (see below), which saw an exchange of some of the previously issued debt instruments (Local Registered Stocks and Debentures). At December 31, 2011, 5.7% of the outstanding domestic debt was scheduled to mature within one year, 48.1% between one and five years and the remaining 46.2% after five years. The interest rate composition of the domestic debt at December 31, 2011 was 56.5% contracted on a fixed rate basis, while 43.4% was contracted on a floating interest rate basis and 0.1% was non-interest bearing.

At December 31, 2011, Jamaica had J$846.49 billion of domestic bonds outstanding, representing 95.82% of total domestic debt. This represented a J$85.87 billion, or 11.29% increase over the level outstanding at December 31, 2010. The remaining J$36.90 billion, or 4.18%, is comprised of loans and treasury bills.

Issuance of treasury bills is limited by statute to a maximum of J$12.0 billion in total outstanding treasury bills. The outstanding stock of treasury bills at December 31, 2011 was J$4.0 billion, representing 0.5% of total domestic debt. After a decrease in 2008, the stock of treasury bills decreased in 2009 and 2010 in keeping with Jamaica’s planned reduction of the stock of treasury bills in an effort to extend the average maturity of the domestic debt. Treasury bills are auctioned on a multiple-price basis.

Jamaica issues both local and foreign currency-denominated bonds in the domestic market. Foreign currency denominated bonds that are issued in Jamaica are classified as domestic debt. Of the total domestic debt at December 31, 2011, 12.26% was denominated in or indexed to foreign currency (US$ and Euro). A total of J$108.12 billion, or 12.24%, of the domestic debt was US dollar-denominated, J$215.1 million, or 0.02%, was Euro-denominated, J$0.00 billion was US dollar-indexed instruments, while the remaining J$775.06 billion, or 87.74%, was J$-denominated.

The following table shows domestic debt by instrument type for the five years ended December 31, 2011:

Domestic Debt by Instrument Type

	2007	2008	2009	2010	2011
	(in millions of J$)

Securities
Treasury Bills	4,700.0	4,194.5	3,813.4	4,000.0	4,000.0
Local Registered Stocks	224,228.4	205,120.1	180,573.5	0.0	0.0
J$ Benchmark Notes(1)	—	—	—	659,066.8	741,015.6

Total	228,928.4	209,314.6	184,387.0	663,066.8	745,015.6

Bonds
Investment Debenture	256,340.3	300,665.6	449,364.9	0.0	0.0
Land	377.6	352.6	352.6	331.1	200.1
US$ Denominated	50,038.0	64,224.9	83,733.2	108,813.2	108,116.4
US$ Indexed	17,773.2	26,542.1	30,134.8	0.0	0.0
CPI Indexed Bonds (1)	—	—	—	23,191.2	24,921.7

Total	324,529.1	391,785.3	563,585.5	132,335.5	133,238.2

Loans
Commercial Banks	4,432.5	7,255.6	5,448.9	4,456.2	3,870.6
Other (including Public Sector)	536.2	560.1	593.7	105.7	1,048.2

Total	4,968.7	7,815.7	6,042.6	4,561.9	5,134.8

Total	$558,426.3	$608,915.5	$754,015.1	799,964.2	883,388.6

(1)	These instruments were issued as part of JDX. See “—The Jamaica Debt Exchange.”

Source: Ministry of Finance and Planning.

The following table shows the amortization schedule for domestic debt outstanding as of December 31, 2011:

Domestic Debt Amortization Schedule

as of December 31, 2011

	2011(1)	2012	2013	2014	2015
	(in millions of J$)

Bonds(1)	$9,287.04	$45,223.02	$118,133.06	$111,529.21	$48,432.95
Loans (Non-Contingent)	1,922.71	4,432.74	7,144.86	6,977.29	2,468.64

Total	$11,209.74	$49,655.76	$125,277.92	$118,506.51	$50,901.58

Contingent Liabilities	6,313.80	4,406.78	922.12	1,097.26	2,498.08

(1)	Includes securities.

Source: Ministry of Finance and Planning.

The following table shows the interest schedule for domestic debt outstanding as of December 31, 2011:

Central Government Domestic Debt Interest Schedule

as of December 31, 2011

	2011	2012	2013	2014	2015
	(in millions of J$)

Bonds(1)	$41,940.04	$80,152.87	$66,739.43	$59,495.66	$50,543.80
Loans	914.00	1,543.18	1,132.37	691.09	519.17

Total	$42,854.04	$81,696.05	$67,871.80	$60,186.74	$51,062.98

Contingent Liabilities	1,215.30	2,019.65	1,836.83	1,760.82	3,023.46

(1)	Includes securities.

Source: Ministry of Finance and Planning.

The following table shows the maturity structure of domestic debt outstanding as of December 31, 2011:

Domestic Debt Maturity Structure

as of December 31, 2011

	Less than 1 year	1-5 years(1)	5-10 years(1)	10 years & over (2)	Total
	(in millions of J$)
J$ Benchmark Notes	$45,223.0	$334,433.6	$196,352.8	$189,927.9	$765,937.3
US$ Denominated Notes & Loans	175.2	89,009.1	18,932.0	0.0	108,116.4
Treasury Bills	4,000.0	0.0	0.0	0.0	4,000.0
Commercial Bank & Public Sector Entity Loans	566.6	1,379.0	2,873.9	100.0	4,919.6
Land Bonds	0.0	0.0	0.0	200.1	200.1
Euro Denominated Bonds	0.0	215.1	0.0	0.0	215.1
Other	0.0	0.0	0.0	0.2	0.2

Total	$49,964.9	$425,036.8	$218,158.7	$190,228.2	$883,388.6

(1)	Medium-Term debt.
(2)	Long-Term debt.

Source: Ministry of Finance and Planning.

The following table shows the interest rate composition of domestic debt outstanding as at December 31, 2011:

Domestic Debt Interest Rate Composition

as at December 31, 2011

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of J$)	(%)

Variable Rate Debt	383,301.8	43.4
Fixed Rate Debt	499,082.6	56.5
Non-Interest-Bearing Debt	1,004.2	0.1

Total Debt	883,388.6	100.0

Source: Ministry of Finance and Planning.

The Jamaica Debt Exchange

On January 14, 2010, the Government of Jamaica launched its strategic and comprehensive domestic liability management program, marketed as the Jamaica Debt Exchange, or JDX. The main characteristics were a par-for-par exchange offer with “no haircuts,” voluntary exchange of approximately J$701.5 billion in market issued domestic debt, voluntary exchange of short-dated, high-yielding interest bearing securities for longer-dated securities with significantly lower yields, the introduction of new benchmark securities, an extension of the maturity profile of the domestic debt portfolio in order to lower refinancing risks, achievement of substantial cost savings, the issue of an appropriate mix of fixed, variable and US$ securities and the introduction of new CPI-Indexed Investment Bonds.

The results of the JDX revealed an overall participation rate of approximately 99.16% with a 100% participation rate from financial institutions. This level of success represented an exchange of approximately J$695.6 billion in eligible bonds.

The immediate benefits of the JDX were the realignment of the domestic debt portfolio, which saw a significant reduction in maturities over the next three years; substantial cost savings through the reduction in the projected interest cost for FY 2010/11 of J$17.1 billon (i.e., US$190.7 million, or 15.2% of interest cost); extension of amortization equal to J$148.6 billion (or US$1.66 billion) in FY 2010/11, the creation of twenty-five (25) new benchmark bonds in exchange for over three hundred and fifty (350) smaller and illiquid bonds; the removal of US Dollar Indexed Bonds and the introduction of new CPI-Indexed Bonds into the domestic portfolio; and an increase in the fixed rate component of the domestic debt portfolio. Occurring simultaneously with the JDX was the passing into law of the Government Securities Dematerialization Act, which allows domestic securities to be issued in a dematerialized format in the Central Securities Depository operated by the Bank of Jamaica.

External Debt

At December 31, 2011, public sector external debt was US$8,626.1 million, an increase of 2.82% from December 31, 2010. At December 31, 2011, the stock of external debt was US$8,626.1 million, of which 91.30% was denominated in US dollars, 5.15% was denominated in Euro, 1.58% denominated in Yen and 1.53% was denominated in Chinese Yuan. Bond issues of US$4,028.31 million represented the largest creditor category of Jamaica’s public sector external debt, and accounted for 46.7% of total public sector external debt at December 31, 2011 while bilateral and multilateral obligations of US$4,096.05 million accounted for 47.5%. Multilateral indebtedness was US$3,306.65 million, an increase of 7.65% over December 31, 2010.

The IADB, for the period 2006–2009, approved a new country strategy for Jamaica in which the bank links its loans to budget support rather than investment loans. Traditional investment loans may also be used if joint agreement is reached between the bank and the Government. The IADB now provides funding for budgetary support, which is accessed through its policy-based loans.

In September 2008, IDB provided a US$300 million credit facility to help eligible Jamaican financial institutions maintain credit flows. All seven commercial banks currently operating in Jamaica are eligible to participate in the facility. As of June 2010, US$96.3 million of the IDB credit facility had been disbursed. The remaining amount under the credit facility was cancelled because it was not disbursed.

In May 2001, Jamaica issued US$400 million 11.75% fixed rate notes due 2011, and in December 2001 issued US$250 million 11.625% fixed rate notes due 2022. In June 2002, Jamaica registered a US$700 million shelf registration statement with the US Securities and Exchange Commission and subsequently in June 2002, issued US$300 million 10.625% notes due 2017 off that shelf. In April 2004, US$125 million was raised through the re-opening of the existing US$300 million 10.625% bonds due 2017. In July 2004, Jamaica issued €200 million 11% bonds due 2012 and in October 2004, €150 million 10.5% bonds due 2014, with both issuances placed primarily with investors in Europe. In June 2005, Jamaica raised US$300 million through an offering of 9.0% fixed rate notes due 2015. In October 2005, Jamaica made further issuances of 9.25% US$250 million notes due 2025 and in February 2006, 8.50% US$250 million notes due 2036. In March 2007, Jamaica issued US$350 million 8.0% fixed rate amortizing notes due 2039. In October 2007, Jamaica issued an additional US$150 million 8.0% fixed rate amortizing notes due 2039. In June 2008, Jamaica issued US$350 million 8.0% fixed rate amortizing notes due 2019. In February 2011, Jamaica reopened the US$350 million 8.0% fixed rate bond due 2019, raising an additional US$400 million to prefund the US$400 million 11.75% bond due May 2011.

In July 2005, Jamaica issued US$325 million in guarantees with respect to bonds to facilitate the financial restructuring of Air Jamaica Limited, the national airline. In December 2006, Jamaica issued US$200 million in guarantees with respect to bonds to facilitate the restructuring of certain indebtedness of CAP. In June 2007,

Jamaica issued US$125 million in guarantees with respect to bonds issued by Air Jamaica. In 2009, Jamaica issued a US$60 million guarantee with respect to the expansion of the Norman Manley International Airport in Kingston. In September 2009, Jamaica issued a guarantee for US$121.65 million to HSBC Bank plc for the financing of the Falmouth Cruise Ship Terminal. Additionally, in December 2009 the Government of Jamaica issued a guarantee to NWC for three loans in respect of The Jamaica Water Supply Improvement Project. The loans were in the amounts of J$1,513.6 million, US$19.3 million and €43.3 million. In October 2010, the Government guaranteed a bond issued by the NWC in the amount of US$275 million.

In February 2010 the Government guaranteed a loan of US$340 million to the Road Maintenance Fund from China through the Eximbank of China under its global Preferential Buyer’s Credit (PBC). The purpose of the loan is to finance the rehabilitation of roads damaged by hurricane and infrastructural upgrade to certain roads and drainage. A loan of US$20 million between the Caribbean Development Bank and the Student Loan Bureau was also guaranteed in November 2010. This loan is to facilitate the provision of affordable and adequate financing to students from poor and vulnerable households to complete tertiary level programs in approved institutions in Jamaica and the Caribbean. In November 2011, the Government guaranteed a bond issued by NROCC in the amount of US$294,180,000.

In September 2011, the World Bank provided the Government with a US$100 million Programmatic Fiscal Sustainability Development Policy Loan. The objective of the loan is to enhance fiscal and debt sustainability, increase the efficiency of financial management and budget processes, and reduce distortions and enhance efficiency in the tax system.

The following table shows medium and long-term public sector external debt by creditor category for the five years ended December 31, 2011:

External Debt by Creditor

	2007	2008	2009	2010	2011
	(in millions of US$)

Bilateral
OECD	$591.5	$513.6	494.5	464.8	404.0

Non-OECD	114.9	172.9	488.1	540.1	385.4

Total	706.4	686.5	982.6	1,004.9	789.4

Multilateral
IADB(1)	515.0	570.2	661.3	1,235.8	1,291.5
IMF(2)	0.0	0.0	0.0	800.0	850.0
IBRD(3)	348.8	309.2	378.9	571.5	660.1
Other(4)	293.5	319.7	380.0	464.3	505.2

Total	1,157.3	1,199.1	1,420.2	3,071.6	3,306.7

Commercial Banks	277.9	278.1	300.6	484.0	465.8
Other Commercial(5)	52.1	40.5	42.3	41.6	36.0

Total	330.0	318.6	342.9	525.6	501.7
Bonds	3,929.1	4,139.5	3,848.6	3,787.4	4,028.3

Total	$6,122.8	$6,343.7	$6,594.3	$8,389.5	$8,626.1

(1)	Inter-American Development Bank.
(2)	International Monetary Fund.
(3)	International Bank for Reconstruction and Development.
(4)	Caribbean Development Bank, OPEC Fund for International Development, European Development Bank, European Economic Commission Community and Nordic Development Fund.
(5)	Loans from suppliers.

Source: Ministry of Finance and Planning.

The following table shows Jamaica’s external debt by debtor for the five years ended December 31, 2011:

External Debt by Debtor

	2007	2008	2009	2010	2011
	(in millions of US$)

Government Direct	$5,173.7	$5,441.6	$5,463.9	$6,287.1	$6,376.6
Government-Guaranteed	948.1	901.7	1,130.4	1,302.5	1,399.5
Bank of Jamaica	1.0	0.4	0.0	800.0	850.0

Total	$6,122.8	$6,343.7	$6,594.3	$8,389.5	$8,626.1

Source: Ministry of Finance and Planning.

The following table shows the amortization schedule for external debt outstanding as of December 31, 2011:

External Debt Principal Amortization Schedule

as of December 31, 2011

	2012	2013	2014	2015	2016	2017
	(in millions of US$)

Multilateral
IADB	$98.1	$97.7	$57.2	$62.5	86.3	84.3
IBRD	35.5	36.2	36.6	41.0	46.5	46.7
Other	30.0	307.0	561.1	398.8	165.9	52.4

Total	163.6	440.9	654.9	502.3	298.7	183.4

Commercial Banks	72.3	68.8	66.1	60.9	56.7	53.0
Other Commercial	7.1	5.9	5.9	3.0	1.1	1.1
Bonds	307.3	47.6	242.3	472.6	19.0	706.0
Bilateral	76.1	66.3	56.3	90.2	85.1	78.9

Total	$626.4	$629.5	$1,025.5	$1,129.0	$460.6	$1,022.4

Source: Ministry of Finance and Planning.

The following table shows the interest schedule for external debt outstanding as of December 31, 2011:

External Debt Interest Schedule

as of December 31, 2011

	2012	2013	2014	2015	2016	2017
	(in millions of US$)

Multilateral
IADB	$35.8	$34.5	$31.2	$29.3	$27.2	$24.6
IBRD	6.3	6.0	5.4	4.7	4.0	3.3
Other	35.4	35.7	30.4	23.1	18.4	15.7

Total	77.5	76.2	67.0	57.1	49.6	43.6

Commercial Banks	16.7	14.3	11.8	9.4	7.1	4.9
Other Commercial	1.4	1.2	1.0	0.8	0.8	0.7
Bonds	365.8	332.9	328.6	288.5	266.1	232.0
Bilateral	17.1	17.4	17.9	18.1	16.9	15.6

Total	$478.5	$442.0	$430.1	$426.3	$340.5	$296.8

Source: Ministry of Finance and Planning.

The following table shows the maturity structure for external debt outstanding as of December 31, 2011:

Total External Debt Maturity Structure

as of December 31, 2011

	Less than 1 year	1-5 years	5-10 years	10 years & over	Total
	(in millions of US$)

Bilateral	27.9	101.8	231.1	428.6	789.4
Multilateral	44.7	68.2	1,325.0	1,868.7	3,306.6
IADB	20.8	58.3	190.6	1,021.8	1,291.5
IBRD	5.5	9.9	175.6	469.0	660.0
IMF	0.0	0.0	850.0	0.0	850.0
Other	18.4	0.0	108.8	377.9	505.1
Commercial Bank	44.2	57.9	300.5	63.2	465.8
Other Commercial	2.0	16.6	0.0	17.4	36.0
Bonds	259.6	734.0	1,175.0	1,859.7	4,028.3
Total	$378.4	$978.5	3,031.6	$4,237.6	$8,626.1

Percentage	4.4	11.3	35.1	49.1	100.0

Source: Ministry of Finance and Planning.

The following table shows interest rate composition for external debt as of December 31, 2011:

External Debt Interest Rate Composition as at December 31, 2011

	Principal Amount Outstanding	Share of Outstanding Debt
	(in millions of US$)	(%)

Variable Rate Debt	2,346.3	27.2
Fixed Rate Debt	6,279.8	72.8

Total Debt	8,626.1	100.0

Source: Ministry of Finance and Planning.

External Public and Publicly Guaranteed Debt (including Bank of Jamaica debt)(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2011	Principal Amount Outstanding at December 31, 2011
	%				(in US$)	(in US$)

Multilateral Organizations
World Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	559,231,334	660,049,768
Inter-American Dev. Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	1,227,166,658	1,291,462,460
Others	Various	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	473,084,342	505,164,941
IMF(2)					849,975,176	849,975,176

Total Multilateral Organizations					3,109,457,500	3,306,652,345

Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	1,015,048,218	789,396,058
Bonds (Global) USD
USD250 mn 2022	11.625%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000	250,000,000
USD300 mn 2017	10.625%	June 20, 2002	June 20, 2017	USD	300,000,000	300,000,000
USD125 mn 2017	10.625%	April 27, 2004	June 20, 2017	USD	125,000,000	125,000,000
USD300 mn 2015	9.0%	June 2, 2005	June 2, 2015	USD	300,000,000	300,000,000
USD250 mn 2025	9.25%	October 18, 2005	October 18, 2025	USD	250,000,000	250,000,000
USD250 mn 2036	8.50%	February 28, 2006	February 28, 2036	USD	250,000,000	250,000,000
USD125 mn 2015	Variable	July 2005	July 2015	USD	125,000,000	125,000,000
USD200 mn 2015	9.375%	July 2005	July 2015	USD	128,571,429	114,285,714
USD200 mn 2021	8.5%	Nov. 16, 2006	Nov. 16, 2021	USD	200,000,000	190,476,191
USD125 mn 2027	8.125%	June 2007	July 2027	USD	125,000,000	125,000,000
USD150 mn 2039	8.0%	October 11, 2007	March 15, 2039	USD	150,000,000	150,000,000
USD350 mn 2039	8.0%	March 15, 2007	March 15, 2039	USD	350,000,000	350,000,000
USD350 mn 2019	8.0%	June 24, 2008	June 24, 2019	USD	750,000,000	750,000,000

USD400 mn 2011	11.75%	May 1, 2001	May 15, 2011	USD	400,000,000	0

USD294.18mn 2024	9.375	Nov 3, 2011	Nov 10, 2024	USD	294,180,000	294,180,000

Total (Global) USD					3,703,571,429	3,573,941,905

Bonds (EUR)
EUR200 mn 2012	11.00%	July 27, 2004	July 27, 2012	EUR	283,800,000	259,640,000
EUR150 mn 2014	10.50%	Oct. 27, 2004	Oct. 27, 2014	EUR	212,850,000	194,730,000

Total (EUR)					496,650,000	454,370,000

Commercial Banks	Various	Various	Various	USD	507,889,745	465,760,620
Other Commercial (Export Credit)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	42,142,792	35,970,963

Total					8,874,759,684	8,521,113,093

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights.
(2)	These are amounts disbursed under the SBA.

External Public Direct Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at March 31, 2011	Principal Amount Outstanding at December 31, 2011
	%				(in US$)	(in US$)

Multilateral Organizations
World Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR	559,231,334	660,049,768
Inter-American Dev. Bank	Various	Various	Various	USD, JPK, GBP, CAD, EUR, UOA	1,219,778,742	1,282,139,843
Others	Various	Various	Various	USD, JPK, GBP, CAD, EUR, SDR	336,205,827	358,060,403

Total Multilateral Organizations					2,115,215,903	2,300,250,014

Foreign Governments (including Original Loans and Paris Club)	Various	Various	Various	USD, JPK, GBP, CAD, EUR	658,221,278	789,369,058
Bonds (Global) USD
USD400 mn 2011	11.75%	May 1, 2001	May 15, 2011	USD	400,000,000	0
USD300 mn+US$125 mn 2017	10.63%	June 20, 2002	June 20, 2017	USD	425,000,000	425,000,000
USD250 mn 2022	11.63%	Dec. 19, 2001	Jan. 15, 2022	USD	250,000,000	250,000,000
USD300 mn 2015	9.0%	June 2, 2005	June 2, 2015	USD	300,000,000	300,000,000
USD250 mn 2025	9.25%	October 18, 2005	October 17, 2025	USD	250,000,000	250,000,000
USD250 mn 2036	8.50%	February 28, 2006	February 28, 2036	USD	250,000,000	250,000,000
USD150 mn 2039	8.0%	October 11, 2007	March 15, 2039	USD	150,000,000	150,000,000
USD350 mn 2039	8.0%	March 15, 2007	March 15, 2039	USD	350,000,000	350,000,000
USD750 mn 2019	8.0%	June 24, 2008	June 24, 2019	USD	750,000,000	750,000,000

Total (Global) USD					3,125,000,000	2,725,000,000

Bond (EUR)
EUR 200 mn 2012	11.00%	July 27, 2004	July 27, 2012	EUR	283,800,000	259,640,000
EUR 150 mn 2014	10.50%	Feb. 11, 2004	Feb. 11, 2009	EUR	212,850,000	194,730,000

Total					496,650,000	454,370,000

Commercial Banks	Various	Various	Various	USD	282,157,837	232,546,333
Other Commercial (Export Credit)	Various	Various	Various	USD	29,237,198	22,238,232

Total					6,706,482,216	6,376,643,061

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; JPK = Japanese Yen; EUR = Euro; SDR = Special Drawing Rights, which are units of measure derived from a group of currencies which constitute the International Monetary Fund loan portfolio; UOA = Units of Accounts, which are units of measure derived from a group of currencies which constitute the Inter-American Development Bank loan portfolio; GBP = British Pound Sterling.

External Guaranteed Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2011
	%				(in US$)

Multilateral Organizations
Inter-American Dev. Bank	Various	Various	Various	USD	9,322,617
Others	Various	Various	Various	USD, EUR	147,104,538

Total Multilateral Organizations					156,427,155

Foreign Governments (including Original Loans)	Various	Various	Various	USD	147,157,576
Commercial Banks	Various	Various	Various	USD	233,214,287
Other Commercial (Export Credit)	Various	Various	Various	USD, CAD	13,732,731
Bonds
US$ 125 million due 2015	Variable	July 2005	July 2015	USD	125,000,000

US$ 200 million due 2015	9.375%	July 2005	July 2015	USD	114,285,714

US$125 million due 2017	8.125%	June 2007	June 2027	USD	125,000,000

US$ 200 million due 2021	8.5%	November 2006	November 2006	USD	190,000,000

USD294.18 million due 2024	9.375%	November 2011	November 2024	USD	294,180,000

Total					1,399,473,654

(1)	LEGEND: USD = United States Dollar; CAD = Canadian Dollar; EUR = Euro.

Bank of Jamaica Debt(1)

	Interest	Issue Date	Final Maturity	Currencies	Principal Amount Outstanding at December 31, 2011
	%				(in US$)

Foreign Governments (including Original Loans)	Various	Various	Various	USD	0
IMF(2)					849,975,176
Total	0.0	0.0	0.0	0.0	849,975,176

(1)	LEGEND: USD = United States Dollar; SDR = Special Drawing Rights.
(2)	These are amounts disbursed under the SBA.

Debt Service Indicators

Public sector external debt as a percentage of nominal GDP increased to 62.4% at December 31, 2010, from 54.2% at December 31, 2009. External debt as a percentage of exports of goods and services increased to 131.8% at December 31, 2010, from 107.0% at December 31, 2009. External debt service payments as a percentage of exports of goods and services increased to 11.7% during 2010 from 9.6% during 2009.

The following table shows public sector external debt indicators for the five years ended December 31, 2011.

Debt Indicators

	2006	2007	2008	2009	2010	2011
	(in millions of US$, except percentages)
External Debt Service Principal	$258.8	$483.4	$486.1	$203.3	$265.9	$677.9
Interest	385.6	428.0	394.5	387.7	476.7	$484.4

Total	644.4	911.4	880.6	591.0	742.6	1,162.3

Exports of Goods and Services(1)	6,870.8	7,454.8	8,027.2	6,160.3	6,294.9	6,826.9
External Debt Service Ratio (%)	9.4	12.2	11.0	9.6	11.8	17.0
Interest on External Debt/Exports of Goods and Services (%)(1)	5.6	5.7	4.9	6.3	7.6	7.1
External Debt Outstanding/Exports of Goods and Services (%)(1)	84.4	82.1	79.0	107.0	133.3	126.4
External Debt/Nominal GDP (%)(2)	48.8	47.8	46.3	54.2	62.4	n/a
Domestic Debt/Nominal GDP (%)(3)	68.4	63.1	60.6	69.8	68.2	n/a

Total Debt/Nominal GDP (%)(2)	118.1	111.9	111.3	124.5	129.6	n/a

(1)	Exports of goods, services and current transfers.
(2)	Calculated by converting external debt to Jamaica dollars using the average annual nominal exchange rate.
(3)	Calculated using Jamaican dollars.

Source: Ministry of Finance and Planning and Bank of Jamaica.

Debt Records

Jamaica has never defaulted on any of its external or domestic debt obligations, which under the Jamaican Constitution are paid without any requirement of Parliamentary approval, directly from revenue and assets of Jamaica, before funds are available to Jamaica for other policies and programs. In the last 13 years, Jamaica has been involved in only one debt restructuring.

On January 25, 1993, Jamaica entered into a multi-year debt service rescheduling arrangement with the Paris Club comprised of OECD creditor governments and their agencies. This accord spanned the 36-month consolidation period from October 1, 1992 through September 30, 1995. Pursuant to the Paris Club Accord, the parties finalized the single outstanding bilateral implementing agreement in January 1996.

In March 1996, Jamaica formally completed a three-year extended fund facility with the International Monetary Fund.

THE MONETARY SYSTEM

Bank of Jamaica

The Bank of Jamaica (BOJ) was established in 1960 pursuant to the Bank of Jamaica Act 1960 and commenced operations in 1961. The Bank of Jamaica Act, together with the Banking Act 1992, the Financial Institutions Act, the Building Societies Act and the Bank of Jamaica (Building Societies) Regulations provides the Bank of Jamaica with the statutory authority for regulating the activities of the banking system.

Amendments to the Banking Act and the Bank of Jamaica Act designed to strengthen the Bank of Jamaica’s oversight in banking activities became law in October 1997 and March 2002, respectively. Amendments to the Financial Institutions Act, which regulates merchant banks, and the Building Societies Act, which regulates building societies, also became law in October 1997 and March 2002, respectively. See “—the Financial System” and “—Legislation and Regulation.” Amendments to the Bank of Jamaica Act, subjecting money transmitters and remittance agencies to licensing regimes and regulations comparable to those applicable to other institutions that deal with approved foreign currency became law in February 2004. These amendments will bring Jamaica in line with the Financial Action Task Force’s (FATF) 40 revised recommendations.

In addition to its operations relating to the issue and redemption of currency and as banker to the Government of Jamaica, the Bank of Jamaica’s primary role remains the development and implementation of monetary policies aimed at achieving Jamaica’s inflation objectives and maintaining long-term stability in the foreign exchange market. As the banking supervisory authority, the Bank of Jamaica is also required to ensure the soundness and development of the financial system pursuant to the Banking Act, the Financial Institutions Act and the Building Societies Act and BOJ (Building Societies) Regulations.

Money Supply and Interest Rates

The monetary base expanded by 7.8% in 2011, following increases of 4.9% and 13.5% in 2010 and 2009, respectively. The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica. The acceleration in growth in 2011 was primarily reflected in an expansion of 10.5% in currency issue relative to an increase of 9.4% in 2010. There was also an increase of 4.0% in the cash reserves of the commercial banks. Money supply (M2) grew by 4.1% in 2011, an acceleration relative to the increase of 1.7% in 2010 but was lower than the expansion of 6.0% in 2009. The faster growth in M2 in 2011 was largely reflected in an acceleration in the growth of narrow money, which is comprised of currency in circulation and demand deposits. Currency in circulation and demand deposits increased by 9.0% and 6.2%, respectively, in 2011.

During 2009, the Bank of Jamaica tightened and subsequently loosened monetary policy in response to changing conditions in the domestic and external environment. The Bank of Jamaica tightened monetary policy in early 2009 which was aimed at restoring foreign exchange market stability and containing the associated impulses to inflation. The actions taken included an increase in the statutory reserve requirement of deposit-taking institutions to address the excess Jamaica dollar liquidity, and the establishment of a special facility to coordinate the significant foreign exchange demand from public entities. The success of these actions and other initiatives taken in late 2008, as well as the declining trend in annual inflation allowed the Bank of Jamaica to subsequently loosen monetary policy through a steady reduction in interest rates over the last three quarters of 2009.

In the context of a favorable outlook for inflation, the Bank of Jamaica continued to ease its monetary policy stance during 2011, continuing the trend which began in 2009. In this regard, the rate on the Bank’s 30-day Certificate of Deposit was reduced on four occasions by a total of 125 basis points to 6.25% at end-September 2011. These reductions occurred in a context of further declines in inflation and inflation expectation, declines in market-determined interest rates, a strengthening of the Jamaica Dollar, strong net international reserves and improved confidence. The reduction in the BOJ interest rates during 2011 facilitated further declines in commercial bank rates. The average domestic currency loan rate of commercial banks declined to 18.0% at December 2011 from 20.4% at December 2010.

The following tables show determinants of money supply and interest rates for the five years ended December 31, 2011:

Money Supply

	2007	2008	2009(3)	2010	2011
	(in millions of J$)

Narrow Money (M1)	105,554.7	100,197.1	107,818.0	112,234.4	120,569.9
Currency	40,674.9	41,995.8	44,614.8	48,476.7	52,853.8
Quasi-Money(1)	194,645.6	213,042.3	224,186.0	225,430.1	230,848.1
Monetary Base(2)	65,257.0	71,498.5	81,116.2	85,093.0	91,710.1
Broad Money (M2)	300,200.3	313,139.4	332,004.0	337,664.4	351,418.5

(1)	Quasi-money comprises time deposits and savings deposits.
(2)	The monetary base comprises currency issue in the hands of the public, plus vault cash held in the banking system, statutory cash reserves and demand deposits of commercial banks held at the Bank of Jamaica.
(3)	Revised figures.

Source: Bank of Jamaica.

Interest Rates

	2007	2008	2009	2010	2011
	(%)

Domestic Currency Loan Rate	21.9	21.7	21.1	20.4	18.0
Domestic Currency Time Deposit Rate	9.0	9.8	9.0	4.9	4.2
Treasury Bill Yield(1)	13.3	24.5	16.8	7.5	6.5

(1)	Tenors of treasury bills are approximately 182 days.

Source: Bank of Jamaica.

During the five years ending December 31, 2011, the yield on 182-day treasury bills fluctuated but recorded an overall decline. The yield increased from 13.3% in 2007 to 24.5% in 2008 before declining to 16.8% and 7.5% in 2009 and 2010, respectively. The yield on the 182-day treasury bill recorded a further reduction to 6.5% in 2011. The increase in yields in 2008 was influenced by the increase in the rate of inflation and the instability in the foreign exchange market resulting from the impact of the global recession. The subsequent reductions in yield were consistent with the continued increases in investor confidence and reductions in the Bank of Jamaica’s open market rates during this period. This occurred in the context of a moderation in inflation and inflationary expectation, stability in the foreign exchange market as well as the success of the JDX program implemented in 2010. At December 31, 2011, the 92-day and 180-day Treasury bill yields declined to 6.2% and 6.5%, respectively, from 7.4% and 7.5%, respectively at December 31, 2010.

In the summer of 1998, the Bank of Jamaica announced its medium-term goal to reduce cash reserve requirements for commercial banks. As a first step towards meeting this goal, the Bank of Jamaica reduced in increments the reserve requirement for commercial banks from 25% prior to August 1998 to 17% in May 1999, thereby equalizing the cash reserve requirement for commercial banks and other deposit-taking institutions. Having equalized the cash reserve requirement, further reductions were gradually effected, resulting in an overall reduction to 9.0% at March 2002. In response to challenges which emerged from the global financial crisis, the Bank of Jamaica instituted a number of initiatives, including increasing the cash reserve requirement. During 2008, the cash reserve requirement was increased from 9.0% as of December 2007 to 11.0% as of December 2008. In January and February 2009 the cash reserve requirement was increased by a further 3.0 percentage points to 14.0%. However, consistent with the general loosening of monetary policy since the first quarter of 2009, the requirement was reduced by 2.0 percentage points to 12.0% effective July 1, 2010. During 2011, the cash reserve requirement was maintained at 12.0%.

The Bank of Jamaica monitors the level of liquid assets outstanding to ensure that at all times supervised financial institutions meet their statutory liquidity obligations. Due to the reduction in the cash reserve requirement to 12.0%, the liquid asset requirement for deposit-taking institutions was reduced to 26.0% at July 2010. The liquid assets requirement for deposit-taking institutions was therefore 26.0% at December 31, 2011, and commercial banks held excess liquid assets of J$35.1 billion above the statutory minimum requirements.

The Financial System

Regulatory and Supervisory Structure

Regulation and supervision of the financial system is primarily undertaken by two institutions, the Bank of Jamaica and the Financial Services Commission. The Bank of Jamaica regulates and supervises the commercial banks and other licensed deposit-taking financial institutions under powers contained in several statutes and regulations. The Financial Services Commission, which became operational on August 2, 2001, is the sole regulatory and supervisory agency for certain non-deposit taking financial institutions, including securities dealers, unit trusts, mutual funds, insurance companies, and pension funds. It similarly derives its supervisory authority from various statutes. The supervisory structure is complemented by the Financial Regulatory Council, or FRC, an umbrella entity comprised of the Governor of the Bank of Jamaica (chair) in his capacity as Supervisor of Banks, the Executive Director of the Financial Services Commission, the head of the Jamaica Deposit Insurance Corporation, and the Financial Secretary or his/her nominee. The Solicitor General is also invited to these meetings to assist with legal issues affecting the financial sector. The FRC utilizes a proactive and coordinated approach to sharing regulatory information and developing policy for the financial sector, thus helping in the early detection of cross-sector problems and enhancing the implementation of consolidated supervision rules and principles.

The deposit-taking system in Jamaica continues to be impacted by the weakened global economy, as well as significant macro-economic shifts in the local economy including, among other things, the Government’s Debt Exchange Program in January of 2010 and policy adjustments related to the program entered into with the International Monetary Fund in February 2010. Notwithstanding these developments, the deposit-taking system remained adequately capitalized due mainly to the reforms of earlier years that ensured that institutions remain subject to strict regulatory requirements and oversight. Capital ratios have remained above the minimum risk weighted capital ratio of 10.0% and the capital to total assets (leverage ratio) requirement of 6.0%. At December 31, 2010, the risk weighted capital adequacy ratio for the deposit-taking financial institutions was 18.0% and the capital to total assets ratio was 10.7%. This compares with the Basel minimum requirement for risk weighted capital adequacy ratio of 8.0%. While the Basel Committee does not currently impose a leverage ratio, in December 2009, it proposed the introduction of a similar leverage ratio—to be initially tested under a parallel run at 3%. The Federal Reserve Bank sets its minimum leverage ratio at 3% to 4%.

An indirect impact on Jamaica resulting from the global financial crisis was the loss in credit facilities, including cuts in and withdrawal of margin funding arrangements. In response, the Bank of Jamaica made a special loan facility available to domestic financial institutions to facilitate repayment of margin arrangements held with overseas brokers. These margin arrangements had been collateralized with Government of Jamaica global bonds. By September 30, 2010, loans extended under this special loan facility had been repaid. There is also evidence of a deterioration in the asset quality of deposit-taking institutions, which is attributable to the decline in real growth consequential on the decline in the demand for Jamaica’s exports given the economic recession in Jamaica’s major export markets. At December 31, 2010, non-performing loans as a percentage of total loan portfolio were 6.5% compared to 4.7% at December 2009. At December 31, 2011 non-performing loans as a percentage of total was 8.9%.

There was also limited exposure to the regional CL Financial Group (CLICO), into which the Trinidad and Tobago authorities intervened in January 2009. This exposure was limited to credit facilities extended to a CLICO affiliated institution which acquired shares in a Jamaican Corporation. No losses are anticipated on those exposures because they are fully collateralized.

Jamaica’s financial system is integrated with regional and international financial markets. Since the beginning of the liberalization process in 1991 until 1994, the banking and insurance services sector expanded significantly. Since 1995, however, the financial system has undergone consolidation as a result of a combination of closures and mergers. At December 31, 2010, there were seven commercial banks, two merchant banks and finance houses and four building societies in operation in Jamaica.

At December 31, 2010, the assets and liabilities of commercial banks amounted to J$589.7 billion, representing a 1.1% increase over December 31, 2009. On the asset side, total loans and advances were J$251.4 billion at December 31, 2010, representing a decline of 2.0% compared to 2009. On the liabilities side, total deposits were J$379.1 billion in 2010, representing an increase of 6.2% compared to 2009.

Data at March 31, 2011 reflected total assets and liabilities of commercial banks amounting to J$593.7billon and comprised primarily of loans and advances of J$248.9 billion. The main liability item deposits, totaled J$382.6 billion.

The total assets and liabilities of deposit-taking financial intermediaries other than commercial banks (i.e., building societies and merchant banks) were J$192.3 billion at December 31, 2010, representing a contraction of 0.3% over 2009. Outstanding loans and advances in these entities at December 31, 2010 was J$94.5 billion, representing an increase of 0.3% over 2009, while deposits were J$124.3 billion, representing an increase of 0.9% from 2009.

At March 31, 2011 total assets and liabilities of deposit-taking financial intermediaries (other than commercial banks) was J$199.2 billion. Loans and advances amounted to J$94.8 billion while total deposits totaled J$127.6 billion.

Financial Sector Restructuring

During the mid-1990s Jamaica experienced significant problems within its financial sector as a result of the interrelationships between affiliated banks, building societies and insurance companies; weak management practices; and the significant slowing of the rate of inflation. Between 1993 and 1998, the Minister of Finance and Planning, pursuant to powers vested in him under amendments to the Banking Act, the Financial Institutions Act and the Bank of Jamaica Act, placed 12 financial institutions under temporary management and intervened in 10 financial institution groups that included banks, insurance companies and their non-core businesses. Two institutions, FIS and FINSAC, were created by Jamaica to facilitate the resolution of the failed banks and to proceed with the restructuring and reorganization of the financial sector. See “Public Finance—Improvements in the Legislative and Regulatory Framework.”

Legislation and Regulation

Laws and regulations governing the financial sector include:

•	The Bank of Jamaica Act 1960;

•	The Unit Trust Act 1971;

•	The Financial Institutions Act 1992;

•	The Banking Act 1992;

•	The Securities Act 1993;

•	The Building Societies Act and the related Bank of Jamaica (Building Societies) Regulations 1995;

•	The Industrial and Provident Societies Act and the related Bank of Jamaica (Industrial and Provident Societies) Regulations 1995;

•	The Deposit Insurance Act 1998;

•	The Insurance Act 2001;

•	The Financial Services Commission Act 2001;

•	The Pensions (Superannuation Funds and Retirement Schemes) Act 2004;

•	The Terrorism Prevention Act 2005;

•	The Terrorism Prevention (Reporting Entities) Regulations, 2010;

•	The Proceeds of Crime Act 2007; and

•	The Proceeds of Crime (Money Laundering Prevention) Regulations, 2007

Jamaica implemented upgraded deposit-taking financial legislation in the form of the Financial Institutions Act and the Banking Act in 1992 to provide for, among other things, a standardized legal framework for the operations of commercial banks and other licensed deposit-taking intermediaries, including enhanced minimum capital adequacy standards. In addition, these acts provided the Bank of Jamaica, in certain instances, and the Minister of Finance and Planning in others, with the means to take actions such as issuing “cease and desist” orders and assuming temporary management of such institutions when there is evidence of unsound banking practices or where the institution’s financial viability is in jeopardy.

In order to strengthen the existing regulatory framework, in light of the difficulties in the financial sector, Parliament passed amendments to the Banking Act, the Financial Institutions Act, the Building Societies Act and the Industrial and Provident Societies Act in October 1997. Some features of these amendments included:

•

empowering the Minister of Finance and Planning to take control of the shares of any licensee that is no longer viable, to effect a sale of the licensee’s shares or assets or to restructure the entity in the interest of its depositors;

•	empowering the Supervisor of Banks to issue “cease and desist” orders in respect of financial institutions experiencing problems and to require special audits of these institutions;

•	enhancing the existing “fit and proper” criteria that relate to directors, significant shareholders and senior management of licensees;

•	tightening credit limits for unsecured lending, and prohibiting the issuance of unsecured credit to any affiliated parties;

•	imposing a lower ceiling on total lending to or investment in all affiliated parties;

•	tightening investment limits;

•	reducing the non-accrual period for interest on non-performing loans from six months to three months;

•	imposing minimum solvency standards and risk-based criteria;

•	specifying the obligations of bank auditors in the presentation of findings and imposing obligations on auditors to report irregularities to the Bank of Jamaica;

•	allowing for the examination of the accounts of holding companies of supervised financial institutions; and

•	prohibiting industrial and provident societies from taking deposits without written authorization from the Minister of Finance and Planning.

These revisions provided the Bank of Jamaica, in certain instances, and the Minister, in others, with a wider range of sanctions and greater powers of intervention to use with respect to troubled financial institutions. See also “Public Finance—Improvements in the Legislative and Regulatory Framework.”

In March 2002, further amendments were made to Jamaican banking laws to grant the Bank of Jamaica expanded powers to supervise financial institutions with deposit-taking capability. These amendments included:

•

the transfer to the Bank of Jamaica of powers of the Minister to assume temporary management of deposit-taking institutions in the event that the Bank of Jamaica believes that such an intermediary is, or appears, unlikely to meet its obligations;

•	the granting to the Bank of Jamaica of powers to assess fines for specific offences under the Banking Act and Financial Institutions Act;

•

the granting to the Bank of Jamaica of power to require a deposit-taking institution to legally separate its banking operations from its securities-trading activities and investment activities undertaken on behalf of investor clients;

•	the granting to the Bank of Jamaica of power to effectively carry out consolidated supervision of banks and other companies that are members of a group of which the bank is a member; and

•	the broadening of the types of cases in which a bank may disclose information concerning specific customer accounts.

These revisions have significantly increased the scope of the Bank of Jamaica’s regulatory authority, including its powers of intervention, by expanding the Bank of Jamaica’s ability to temporarily manage troubled financial institutions. See also “Public Finance—Improvements in the Legislative and Regulatory Framework.”

Additionally, in February 2004, amendments were passed to the Bank of Jamaica Act, which effectively brought all operators of remittance companies or agencies under the supervisory ambit of the Bank of Jamaica. The regulatory regime for remittance entities came into effect in July 2005 and involves a licensing requirement that entails fit and proper due diligence checks and assessments of their systems and procedures prior to licensing, as well as both on- and off-site reviews and assessments.

Supervisory powers were further expanded in March 2005 by amendments to the Bank of Jamaica Act to clarify the Bank of Jamaica’s ability to share information with other Supervisors in keeping with the FATF’s revised 40 Recommendations on Anti-Money Laundering and the Combating of the Financing of Terrorism. Similarly, supervisory powers of sanction were also expanded to expressly deal with breaches by financial institutions of their obligations under non-financial statutes under which specific obligations were imposed (e.g., the Money Laundering Act which was replaced by the Proceeds of Crime Act and the Terrorism Prevention Act. See “—Proceeds of Crime Act” below). This was achieved by amendments to the Banking Act and Financial Institutions Act, which were passed into law in December 2004. In regards to the Bank of Jamaica (Building Societies) Regulations, the amendments were passed in Parliament in November 2004.

As part of the SBA in 2010, reforms have also been proposed and begun to strengthen the financial system. See “The Jamaican Economy—Recent Economic Crisis—IMF Standby Arrangement.”

There are also a number of rules and regulations that govern the operations of financial institutions in Jamaica.

Omnibus Bill

Jamaica has identified a need to consolidate the Banking Act, the Financial Institutions Act and the Bank of Jamaica (Building Societies) Regulations, in tandem with related subsidiary regulations. The new Omnibus Bill will also seek to include all legislative amendments necessary to achieve the fullest possible compliance with the Basel Core Principles for Effective Banking Supervision. The Bill will also provide a broader framework for regulation and consolidated supervision with respect to the activities of licensed deposit-taking entities and their financial holding companies. Revisions to the financial legislation will also focus on current issues such as outsourcing, the role of credit bureaus, provisions for electronic reporting and enhancing powers as regards the investigation and prosecution of illegal deposit-taking activities. Cabinet approved the recommendations proposing the implementation of the Omnibus legislation in August 2010. See “Jamaica Economy—Recent Economic Crisis—IMF Standby Arrangement.”

Bank of Jamaica Act

In December 2010, the Cabinet approved the recommendation for the responsibility for the stability of the overall financial system in Jamaica to be statutorily assigned to the Bank of Jamaica. This will require amendments to the Bank of Jamaica Act, which have been sent to the office of the Chief Parliamentary Council for drafting. The proposed amendments to the Bank of Jamaica Act will expand the regulatory oversight of the Bank of Jamaica to financial institutions whose operations are deemed to be of systemic importance and give the Bank of Jamaica the necessary powers to direct and impose measures to mitigate and control identified risks.

Deposit Insurance

In March 1998, Parliament passed the Deposit Insurance Act, designed to protect depositors through the establishment of a Deposit Insurance Scheme, or the Scheme. The Deposit Insurance Act established the Jamaica Deposit Insurance Corporation, which administers the Scheme and ultimately the Deposit Insurance Fund, or the Fund. The financial institutions covered under the Scheme are all commercial banks, merchant banks and building societies, and all deposits (excluding government deposits and deposits from another policyholder) held at these institutions are insured under the Scheme. The insured institutions (policy holders) must contribute to the Fund by paying an initial and annual premium, which will be used to pay depositors in circumstances where an insured institution is unable to meet its deposit liabilities.

When the Scheme was established, the coverage limit was set at J$200,000 per depositor, per institution. In order to maintain or enhance the level of protection to depositors, the limit is constantly under review, and has been adjusted twice since establishment; up to J$300,000 on July 11, 2001, then up to J$600,000 effective July 1, 2007. As at December 2010, 97.2% of insurable deposit accounts were fully covered at the J$600,000 coverage limit. This represented 31.6% of the dollar value of total insurable deposits. Total insured deposits accounted for 45.5% of insurable deposits.

In addition, the Deposit Insurance Act also provides for the sharing of information between the Bank of Jamaica and the Jamaica Deposit Insurance Corporation, to enable the Corporation to be fully apprised of the financial condition of the institutions it insures.

Credit and Provisioning Regulations

The Bank of Jamaica is undertaking a comprehensive re-drafting of the captioned regulations to provide specific legal guidelines for loan accounting, credit classification and provisioning requirements for bad and doubtful debts. The regulations are being reviewed in order to take account of developments in international standards such as the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and banking supervision principles issued by the Basel Committee of Banking Supervisors, such as Basel Core Principles and the Basel Standard for Sound Credit Risk and Valuation of Loans. These standards are themselves subject to comprehensive review by these international standard setting bodies. The Bank of Jamaica is currently therefore awaiting the outcome of these exercises to ascertain the implications for local regulations.

Capital Adequacy Regulations

In 2004, regulations were promulgated establishing minimum risk-based capital standards for commercial banks and licensed financial institutions. These regulations introduced the concept of Tier I and Tier II capital utilized by regulators internationally, which define eligible components and provide the framework for assigning risk weights to on and off balance sheet items. Under the regulations, the overall minimum capital required to be maintained in relation to risk weighted assets is 10%. At December 31, 2010, all supervised institutions were in compliance with this requirement.

Qualifications of Auditors Regulations

The Bank of Jamaica has drafted regulations that specify the standards for auditors in undertaking an external audit of supervised financial institutions. Among other things, the criteria specified in these regulations relate to the independence, experience and qualification of the external auditors. These proposed regulations would also require prior notification to the Bank of Jamaica of proposed appointments. The Bank of Jamaica would also be empowered to object to the appointment of an auditor if there is evidence that such auditor is not in compliance with the provisions of the regulations.

Bank of Jamaica (Credit Unions) Regulations

The Bank of Jamaica has drafted regulations to establish the supervisory regime applicable to credit unions. These regulations will, among other things, prescribe prudential criteria and minimum solvency standards covering, inter alia, essential areas such as licensing, capital adequacy, liquid assets, credit and provisioning, submission of financial statements and remedial action that can be taken by supervisory authorities with respect to problem credit unions. The draft regulations have benefited from extensive dialogue with the credit union sector and are pending presentation to Parliament by the Minister of Finance and Planning.

The Payment, Settlement and Clearing Act

The Payment, Settlement and Clearing Act was passed in Parliament in November 2010. The legislation formally establishes the legal framework for the oversight of the payment and settlement system and addresses matters such as: finality of payments, effect of insolvency on payments already in the system, and upgrading of the settlement infrastructure by, inter alia, allowing for real-time gross settlement. In this regard, Jamaica implemented a real-time gross settlement system in February 2009 and introduced a Central Securities Depository (CSD) in May 2009. The CSD is intended to house Government of Jamaica and Bank of Jamaica (domestic) securities.

Passage of this legislation is the first step in ensuring that Jamaica’s payment and settlement system operates in accordance with the Bank for International Settlements (BIS) Core Principles for Systemically Important Payment Systems.

The Cooperative Societies (Amendment) Bill

The Cooperative Societies (Amendment) Bill, which is currently at drafting stage, will seek to restrict the deposit-taking activities of cooperative societies to those cooperative societies that operate as credit unions. Secondly, it will seek to bring credit unions under the regulatory ambit of the Minister of Finance and Planning and the Bank of Jamaica.

Proceeds of Crime Act

The Proceeds of Crime Act (POCA) was passed by Parliament in early 2007 and came into effect on May 30, 2007. This statute is supported by the Proceeds of Crimes (Money Laundering Prevention) Regulations and the Proceeds of Crimes (Confiscation) Regulations which were also promulgated in 2007. With the passage of the POCA, the former Money Laundering Act, related Regulations and the Drug Offences (Forfeiture of Proceeds) Act were repealed and replaced. The wide-ranging POCA legislation provides for the investigation, identification and recovery of the proceeds of crime. Responsibilities previously delegated to the Bank of Jamaica, as the “competent authority” for deposit-taking institutions under the Money Laundering Act, are now subsumed by the POCA. Among other matters, the Act now provides for revised Threshold Reporting Transaction Limits for banking entities of US$15,000.00 (US$50,000.00 previously) and gives the Minister of National Security (as the responsible minister under POCA) the power to designate professions and businesses as financial institutions for the purposes of reporting and complying with Anti-Money Laundering requirements. POCA also seeks to address all the loopholes that hampered investigative and prosecutorial efforts to combat money laundering that existed under the previous Drug Offences Forfeiture of Proceeds Act and the Money Laundering Act.

Bank of Jamaica AML/CFT Guidance Notes

The Bank of Jamaica Anti-Money Laundering Guidance Notes, which were originally issued during the 1990s, provide specific guidance to all institutions supervised by the Bank of Jamaica on the detection and prevention of Money Laundering and the Financing of Terrorism. Revisions to the Guidance Notes were issued in 2004, 2005 and 2007 to incorporate, among other things, provisions consistent with the revised FATF 40 Recommendations of 2003 and the Eight Special Recommendations for Terrorist Financing; the Ninth Recommendation of the FATF on combating of terrorism financing and enhanced guidance on customer due diligence verification. During 2009, the Bank undertook another round of revisions with a view to incorporating relevant provisions of the Proceeds of Crime Act (POCA) and the POCA (Money Laundering Prevention) Regulations. The revisions took into account comments from the industry and the completed Guidance Notes were approved by the Minister on April 22, 2010 and gazetted.

Insurance Act

A new Insurance Act was enacted in December 2001 to repeal and replace the Insurance Act of 1972; to provide measures to strengthen corporate governance and the rulemaking process; and to establish prompt corrective action. Reform of the pensions system has also been progressing with a new National Pensions Act, which became effective in March 2005. This new Insurance Act includes new requirements for pension funds such as registration, licensing, investment limits, minimum solvency standards and information disclosure. In 2007, the second phase of the Pension Reform initiative was advanced with the submission of additional drafting instructions for the preparation of amendments to the Pensions (Superannuation Funds and Retirement Schemes) Act and associated regulations. This was preceded by extensive consultations with major stakeholders in the industry. The legislation will address issues such as mandatory vesting, portability of pension rights, funding and solvency of approved superannuation funds and retirement schemes and registration of self-administered funds.

Terrorism Prevention Act

The Terrorism Prevention Act gives effect to the UN Convention on the Suppression of the Financing of Terrorism as well as to various other UN Security Council resolutions. This Act imposes counter-terrorist financing and reporting obligations on financial institutions, which will assist the authorities in identifying, tracing and ultimately forfeiting assets owned or controlled by terrorists, and provides law enforcement with the widest range of investigative tools to achieve these objectives. The Terrorism Prevention Act was passed by the Parliament in March 2005 and came into effect in June 2005. In March 2010 an amendment to the Terrorism Prevention Act was passed to allow for the level penalties reflected in the proposed Terrorism Prevention (Reporting Entities) Regulations, 2010 to be imposed. (Under Jamaica’s laws penalties set out within Regulations are restricted to the maximum permitted under the Interpretation Act unless the Principal Act to the Regulations expressly provides otherwise).

Terrorism Prevention (Reporting Entities) Regulations

In March 2010, the Terrorism Prevention (Reporting Entities) Regulations, were promulgated under the Terrorism Prevention Act. These Regulations largely mirror the Know Your Customer (KYC) obligations contained in the Regulations under the Proceeds of Crime Act. Accordingly, the Regulations outline the operational controls that must be maintained by financial institutions particularly when contemplating the commencement of a business relationship or one-off transaction. The Regulations also require financial institutions to establish and maintain appropriate procedures in relation to identification, record-keeping, internal controls, communication, and training of employees. These Regulations also prescribe the requisite Declaration Forms for transactions that the reporting entity knows or suspects are transactions that constitute a terrorism offense; and for the quarterly reports as to whether or not the reporting entity is holding property in respect of a person who is on the United Nations list of designated terrorists or in respect of a person who has links with terrorists or terrorist groups or organizations.

The Financial Investigations Division Act

The Financial Investigations Division Act was passed in March 2010 and brought into effect by Appointed Day Notice in April 2010. The Act gives the existing Financial Investigations Division (FID) of the Ministry of Finance and Planning the necessary statutory powers and protections to carry out that Division’s mandate of investigating and prosecuting financial crime, including money laundering and the financing of terrorism. The FID operates as Jamaica’s Financial Intelligence Unit (FIU) and the passage of the statute will assist the FID in attaining membership with the Egmont Group of FIU.

The Credit Reporting Act

The Credit Reporting Act was passed in August 2010 and became effective October 1, 2010. This statute will establish a credit reporting system and is designed to improve credit assessment processes and to facilitate enhanced risk management and loan pricing strategies throughout the financial sector. A licensing system will be imposed on persons who intend to offer credit reporting services and prescribed reporting processes will be outlined to ensure objective and standardized reporting of credit information. Persons offering credit reporting services will be subject to regulation by the Bank of Jamaica. Credit Reporting Regulations to be issued under the Credit Reporting Act were approved by Parliament on January 14, 2011 and are pending gazetting. These Regulations will, among other things, outline the licensing process including the form of application, licensing fees and information and documentation to be provided in support of an application for a license.

Standards of Best Practices

To date, the Bank of Jamaica has issued 13 Standards of Best Practices and Guidance for the management of deposit-taking entities. These are:

•	Standards of Best Practices for Capital Management;

•	Standards of Best Practices for Credit Risk Management;

•	Standards of Best Practices for Securities Portfolio Risk Management;

•	Standards of Best Practices for Liquidity Risk Management;

•	Standards of Best Practices for Interest Rate Risk Management;

•	Standards of Best Practices for Foreign Exchange Risk Management;

•	Standards of Best Practices for Internal Controls;

•	Standards of Best Practices for Real Estate Appraisal Management;

•	Standards of Best Practices for the Management or Investment of Customers’ Funds;

•	Guidance Notes for the Detection and Prevention of Money Laundering and Terrorist Financing Activities;

•	Guidelines for Fit and Proper Assessments;

•	Standards of Best Practices for Country and Transfer Risk; and

•	Standards of Best Practices for Effective Corporate Governance.

Since the 2005 FSAP exercise, the Bank of Jamaica has engaged in a continuous process of systematically revising these standards in order to further promote the establishment of comprehensive risk management processes in deposit-taking institutions in accordance with the revised Basel Core Principles and as a necessary precursor to full implementation of the Basel Capital Adequacy framework (Basel II). In this regard, the standards relating to credit risk and market risk management have been updated considerably for issue and discussion with the industry.

Basel II/III

The Basel II Capital Adequacy Framework has undergone comprehensive revision resulting in a Basel III framework which is awaiting implementation. While the Bank of Jamaica awaits finalization of this process, with regard to Basel II its emphasis continues to be on the full implementation of consolidated supervision, full compliance with the Basel Core Principles and the promotion of enhanced risk management frameworks in deposit-taking entities, which are all considered to be necessary prerequisites to effective Basel II/III implementation. The second phase will focus on implementation of Pillar II, which deals with supervisory review principles. The third phase will focus on implementation of Pillar III, which addresses market discipline requirements, and in the final phase the Bank of Jamaica will fully adopt Pillar I, which focuses on quantitative assessment. With regard to Basel III, based on preliminary assessments, the Bank of Jamaica does not foresee significant challenges in complying with the more conservative capital definitions proposed under Basel III given that existing Jamaican regulatory requirements are more stringent than the Basel II capital definition.

Consolidated and Conglomerate Supervision of Financial Groups

Legislation governing the activities of deposit-taking entities was amended in 2002 to extend the regulatory and supervisory reach of the Bank of Jamaica beyond the licensee itself, to include the wider financial group of which the licensee is a part. Pursuant to these amendments, the Bank of Jamaica has been working towards the full implementation of a comprehensive consolidated/conglomerate supervision regime. This has included the promotion of the reconfiguring of financial groups containing deposit-taking entities, into supervisable financial structures and the extension of “fit and proper” assessments to principals of financial holding companies and other entities within relevant financial groups. Further enhancements to the legislative framework will be incorporated in the Omnibus Statute.

Unregulated Financial Organizations

In 2007, the authorities were faced with the challenge of dealing with over 20 Unregulated Financial Organizations, or UFOs. The FSC, with the support of other regulatory agencies, embarked on an extensive public education campaign to increase awareness of factors that should be taken into consideration before investing. This was accompanied by investigations into the business operations of these UFOs. Following investigations by the FSC, the entities were deemed to be in contravention of the relevant laws governing the sector. The investigations have also revealed that the smaller UFOs acted as feeders for the three largest UFOs.

Consequently, the entities were served with Cease and Desist Orders. A Cease and Desist Order is an instruction to an entity requiring it to discontinue any business transaction or any actions that are in contravention of any of the Acts that have provisions for the regulation of the financial sector. To prevent the execution of these Orders, some of these entities have brought legal action against the FSC. However, in all court rulings to date, the FSC has been successful in its bid to issue and enforce the Cease and Desist Orders. A court-appointed liquidator is in the process of winding up one of the major UFOs, while others are involved in litigation. Under the SBA, there will also be additional legislation regarding the regulation of UFOs.

Financial Sector Assessment Program

During 2005, Jamaica participated in an IMF/World Bank Financial Sector Assessment Program, or FSAP, which is a joint initiative of the IMF and World Bank to provide member countries with a comprehensive evaluation of their financial systems. FSAPs are designed to assess the stability of the financial system as a whole and not that of individual institutions. They have been developed to help countries identify and remedy weaknesses in their financial structure, thereby enhancing their resilience to macroeconomic shocks and cross-border contagion. In May 2005, the IMF/World Bank issued a report on the financial assessment that was undertaken in 2005 that indicated that, while Jamaica’s financial systems appeared well-capitalized and supervision had been strengthened in recent years, there was a need to further strengthen the prudential framework for security dealers, enhance the oversight of conglomerates, and develop and test crisis management systems. The report also recommended that priority be given to overhauling the payments system and introducing a central depository for fixed income securities. In this regard, in May 2009, Jamaica introduced a Central Securities Depository for fixed income securities and in November 2010, the Payment, Settlement and Clearing Act was passed.

Jamaica believes that its supervisory, regulatory and legislative framework is sufficient for maintaining the quality of the institutions in its financial sector. There can be no assurance, however, that substantial additional financial assistance or other government action may not be required in the future as developments in the financial sector continue to evolve.

The Stock Market

Jamaican Stock Exchange (JSE)

The Jamaica Stock Exchange, or JSE, is the oldest and largest stock exchange in the English-speaking Caribbean. It was established as a private limited company in August 1968, and floor trading commenced in February 1969. The JSE is a self-regulatory organization, although the Financial Services Commission has regulatory oversight. The JSE has in place a comprehensive code of rules governing members’ conduct and market operations, and has not experienced any market scandal during its 43-year history. The Financial Services Commission also regulates the Jamaican securities industry. Transactions done on the floor of the JSE are settled using a T+3 cycle.

The JSE has undertaken several modernization initiatives in recent years. In 1997, the JSE established a formal relationship with the CUSIP Service Bureau for the assignment of international securities identification numbers (ISIN) for Jamaican securities. In 1998, the Jamaica Central Securities Depository Limited, designed in conformity with G30 standards, was incorporated as a legal entity and began operations on June 1, 1998. In February 2000, the JSE introduced automated trading, and as of May 2000, all securities listed on the JSE are traded remotely from brokers’ offices.

In May 2000, The JSE All Jamaican Composite index was introduced. This index tracks the performance of local companies. In June of the same year, the JSE Select Index was introduced to track the performance of the 15 most liquid stocks on the JSE.

In 2007, the JSE started the process of demutualization and on June 30, 2008, the JSE became a listed company after listing its Preference Shares.

The JSE launched the Junior Stock Market on April 2, 2009. This market provides an opportunity for local and Caricom small- and medium-size enterprises to raise capital. The JSE Junior Market has been endorsed by the Jamaican government through a ten year tax break. As such, a company that lists on the JSE Junior Market is not liable to pay taxes on profits for the first five years and during the following five years the company will pay half the going tax rate.

At the end of 2009, there was one listing on the Junior Market. But by the end of 2011 the market had grown significantly with eleven additional listings throughout 2010 and 2011 bringing the total listed companies to twelve. Other companies have expressed an interest in listing their shares on the JSE Junior Market through the submission of a prospectus for review.

The Junior Market has also grown significantly in terms of index movement. After starting at 100 points in 2009, the index has grown to 748.86 points as at December 30, 2011.

Trading Activity: Regular Market

In 2011, market volume including block trades amounted to 1,819,286,047 down 49.06% relative to 3,571,199,314 units recorded during the previous year. On the other hand, market value, including blocks, increased marginally by 0.79% in 2011 to just over J$20.99 billion. The number of transactions (including blocks) increased by 26.97% to 23,310. There were 252 trading days in 2011 and 2010 respectively.

Market Capitalization amounted to J$619.44 billion at the end of 2011 compared to J$564.72 billion at the end of 2010.

Market volume (excluding blocks) in 2011 amounted to 1,550,142,176 units compared to 2,641,537,836 in 2010. This represents a decline of 1,091,395,660 units, or 41.32%. On the other hand, market value increased to J$18.10 billion from J$17.35 billion in 2010. This reflects an increase of 4.35% or J$753.88 million.

The number of transactions in 2011 increased by 4,952 to 23,293. There were 17 blocks trades in the regular market in 2011 compared 18 during 2010. Market volume in the block market in 2011 amounted to 269,143,871 units, down sharply below the 929,661,478 units recorded in 2010. The total value of block trades in 2011 stood at $2.89 billion relative to $3.48 billion in 2010.

The month in 2011 that experienced the highest number of transactions was November with 2,827 transactions. Meanwhile, the month in 2011 that experienced the least transactions was February with 1,438 transactions. Similarly, February was the month in 2011 that saw the smallest volume traded, accounting for 61,825,716 units. The month in 2011 that the recorded the highest market volume was September with 187,831,048 units.

January was the month in 2011 that recorded the smallest market value of 4,408.93 million. On the other hand, the highest market value of $3.94 billion was recorded in December 2011.

The main advancers in 2011 were Jamaica Money Market Brokers Limited up 210.00% to close at J$12.40 and Barita Investments Limited up 136.68% to close at J$4.71. On the other hand, the main decliners were Trinidad Cement Limited down 65.45% to close at J$18.31 and Cable & Wireless Jamaica Limited down 39.39% to close at J$0.20. Trading occurred in 37 ordinary shares, of which 30 shares advanced and seven shares declined.

The following table shows yearly trading data for the Jamaica Stock Exchange for the years 2001 to 2011:

Jamaica Stock Exchange Trading Data

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)	(in millions of J$)

2001	197,717.5	5,948.4	35,723.6	43	10
2002	292,297.9	7,636.9	45,396.2	41	10
2003	512,884.4	24,237.3	67,586.7	42	10
2004	879,297.2	35,994.8	112,655.5	41	11
2005	839,852.8	40,746.7	104,510.4	41	11
2006	822,862.4	37,041.0	100,678.0	44	11
2007	876,690.6	29,047.4	107,968.0	44	11
2008	597,277.0	67,026.9	80,152.0	45	11
2009	544,882.5	12,190.1	83,321.9	43	11
2010	564,720.7	20,828.6	85,220.8	43	11
2011	619,444.8	20,994.0	95,297.2	40	11

Source: Jamaica Stock Exchange.

Main Market Index

At the end of 2011, all the indices in the regular market recorded an increase except for the JSE Cross Listed. The JSE Market Index increased by 10,076.38 points, or 11.82%, to close at 95,297.20 points. The All Jamaican Composite and the JSE Select indices increased by 21,385.49 points, or 26.47%, and 681.82 points, or 31.10%, respectively, to close at 102,178.79 points and 2,874.01 points, respectively. The JSE Cross Listed index declined by 68.46 points, or 7.93%, to close at 794.5 points.

The following table shows the market indices for 2011:

Index	Value 2011 points	Point change(1)	Percent change(1)
Main JSE Index	95,297.20	10,076.38	11.82
All Jamaican Composite Index	102,178.79	21,385.49	26.47
JSE Select Index	2,874.01	681.82	31.10
JSE Cross Listed Index	794.55	(68.46)	(7.93)
Junior Market Index	748.86	368.94	97.11

(1)	Measured against 2010.

Source: Jamaica Stock Exchange.

In 2011, the market saw a strong positive advance to decline ratio of thirty to seven. In addition, stock prices on average, rose 26.05% during the year.

Trading Activity Junior Market

In light of the additional listings and increased activity in the year, market capitalization as at December 30, 2011 rose to J$23.60 billion. This represents significant increase of J$15.13 billion, or 178.68%, from the previous year.

Market volume rose noticeably to 306,220,533 units, compared to 46,061,871 units in 2010. Market value increased sharply to J$1.25 billion from J$192.17 million in 2010. Similarly, the number of transactions rose to 7,883 in 2011 from 1,191 in 2010.

There were 252 days of trading in 2011 and 2010 respectively.

The following table shows yearly trading data for the Jamaica Stock Exchange Junior Market for the years 2009 to 2011:

Jamaica Stock Exchange Junior Market Trading Data

Period	Period-End Market Capitalization	Value Traded	Period-End Market Index	No. of Listed Companies	No. of Brokers
	(in millions of J$)	(in millions of J$)
2009		0.0	150.0	1	11
2010	8,466.8	192.2	379.9	8	11
2011	23,595.0	1,248.0	748.9	12	11

Source: Jamaica Stock Exchange.

JSE Junior Market Index

The JSE Junior Market Index started the year 2011 at 379.92 points and closed the year at 748.86 points. This represents an improvement of 97.11%. Four companies were listed during 2011 bringing the total listing on the Junior Market to twelve companies. The newly listed companies are Honey Bun (1982) Limited (June 3, 2011), AMG Packaging & Paper Company Limited (July 12, 2011), Caribbean Producers Jamaica Limited (July 20, 2011), and General Accident Insurance Company limited (September 30, 2011).

Market Developments

The JSE Combined index started on April 1, 2011 at 86,897.43 points. This index tracks the performance of all the companies that issue ordinary shares listed on both the Main Market and Junior Market of the Jamaica Stock Exchange.

The JSE USD Index started in July 5, 2011 at 100 Points. The USD index tracks the performance of companies whose shares trade in United States Dollars.

As at December 31, 2011, the total number of companies listed on the regular market stood at 40 while the total number of companies listed on the Junior Market stood at 12. There were 37 ordinary shares listed and 16 preferences as at December 31, 2011 on the regular market.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant, the Government of Jamaica, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on the 9th day of March 2012.

GOVERNMENT OF JAMAICA

By:	/s/ Peter D Phillips PhD
Name:	Peter D Phillips PhD
Title:	Minister of Finance and Planning